Filed Pursuant to Rule 424(b)(2)
Registration No. 333-39530
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 24, 2003

$475,000,000

Avnet, Inc.

9 3/4% Notes Due 2008

      Avnet will pay interest on the notes on February 15 and August 15 of each year. The first interest payment will be made on August 15, 2003. The notes will mature on February 15, 2008.

      Avnet may redeem all or part of the notes at any time at the redemption prices set forth in this prospectus supplement, plus accrued and unpaid interest, if any, to the date of redemption.

      Investing in the notes involves risks. See “Risk Factors” on page S-11.

		Underwriting
	Price to	Discounts and	Proceeds
	Public(1)	Commissions	to Avnet

Per Note	100%	2.04%	97.96%
Total	$475,000,000	$9,687,500	$465,312,500

(1)	Plus accrued interest, if any, from February 5, 2003.

      Delivery of the notes in book-entry form only will be made on or about February 5, 2003.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston	Banc of America Securities LLC

Wachovia Securities

ABN AMRO Incorporated

Scotia Capital

Banc One Capital Markets, Inc.

The date of this prospectus supplement is January 31, 2003.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

      You should rely only on the information contained in this prospectus supplement or to which Avnet has referred you. Avnet has not authorized anyone to provide you with information that is different. This prospectus supplement may only be used where it is legal to sell these securities. The information in this prospectus supplement may only be accurate on the date of this prospectus supplement.

INDUSTRY AND MARKET DATA

      Market data used throughout this prospectus supplement, including information relating to Avnet’s relative position in the electronic components and computer products industry, is based on the good faith estimate of Avnet’s management based upon their review of internal surveys, independent industry publications and other publicly available information. Although Avnet believes that these sources are reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

PROSPECTUS SUMMARY

      The following summary includes basic information about Avnet and this offering. It may not contain all of the information that is important to you. For a more comprehensive understanding of Avnet and this offering, you should read this entire prospectus supplement and accompanying prospectus. Industry or business terms used but not defined in this summary are defined in the “Business” section of this prospectus supplement. References in this prospectus supplement and the accompanying prospectus to Avnet’s results of operations for or as of the end of any year refer to the fiscal year ended or ending on the Friday closest to June 30.

      Whenever we refer to “Avnet,” the “Company” or to “us,” or use the terms “we” or “our” in this prospectus supplement, we are referring to Avnet, Inc., a New York corporation, and its consolidated subsidiaries.

The Company

      Avnet is the world’s largest distributor, based on latest fiscal year sales, of electronic components, enterprise network and computer equipment, and embedded subsystems. Incorporated in 1955, Avnet has become a strategic channel-to-market for the world’s leading electronic component and computer product manufacturers. Avnet creates a vital link in the chain that currently connects over 250 major suppliers to a global customer base of over 100,000 original equipment manufacturers (“OEMs”), contract manufacturers, value-added resellers (“VARs”) and end-users. Avnet distributes electronic components and computer products as received from its suppliers or with assembly or other value added by Avnet. Additionally, Avnet provides engineering design, material management and logistic services, system integration and configuration, and supply chain advisory services. For the twelve months ended December 27, 2002, Avnet recorded sales and Adjusted EBITDA (as defined in “Summary Financial Information and Other Data” below in this summary) of $8.9 billion and $205.6 million, respectively.

      Avnet is one of a few electronic component and computer product distributors with contractual authorization from a broad array of major suppliers to sell their products on a worldwide basis. Avnet markets and sells products to a larger base of customers than an individual supplier economically could do on its own. As such, Avnet acts as a critical extension of each supplier’s sales force. Avnet maintains a worldwide network of large, regional distribution centers and smaller warehouses located in proximity to its customers and suppliers and also maintains inventory on customers’ premises. Avnet has over 300 sales and marketing offices and sells to customers in over 60 countries. Avnet’s industry-leading position and relationships with its suppliers and customers represent critical strengths necessary to compete in the electronic component and computer product distribution industry.

      Avnet is comprised of three operating groups, each with operations in the three major economic regions of the world: the Americas, EMEA (Europe, Middle East, and Africa) and Asia.

•	Electronics Marketing (“EM”), Avnet’s largest operating group, represented 54.3% of fiscal 2002 consolidated sales. EM markets and sells semiconductors; interconnect, passive and electromechanical devices; radio frequency/microwave components; and value-added services. EM markets and sells its products and services to all sizes of customers, spread across end-markets including communications, computer hardware and peripheral, industrial and manufacturing, medical equipment, and military and aerospace.

•	Computer Marketing (“CM”) represented 26.9% of fiscal 2002 consolidated sales. CM markets and sells enterprise computing products and value-added services, including mid- to high-end servers, storage and networking solutions. CM markets and sells its products and services to the VAR channel and enterprise computing customers.

•	Applied Computing (“AC”) represented 18.8% of fiscal 2002 consolidated sales. AC markets and sells products and solutions including the latest computer component technologies and embedded systems and technical services, such as product prototyping, configuration, integration and other value-added services. AC markets and sells computer components and services to PC builders and manufacturers of application-specific embedded computing solutions in the non-PC marketplace. Primary end-markets include medical equipment, communications, industrial and manufacturing.

      One of Avnet’s competitive strengths is the breadth and quality of the products it distributes. Listed below are Avnet’s major product categories:

•	Semiconductors — Avnet distributes semiconductors primarily to OEMs and contract manufacturers for use in the communications, computer hardware and peripheral, and industrial and manufacturing industries. Sales of semiconductors in fiscal 2002 were approximately $4.4 billion, or 49.7% of consolidated sales. Avnet’s major suppliers of semiconductors include Analog Devices, Motorola, Texas Instruments and Xilinx. Substantially all of Avnet’s semiconductor sales are through EM.

•	Computer Products — Avnet distributes computer systems, subsystems, peripherals, networking equipment and software. Sales of computer products in fiscal 2002 from all of Avnet’s business units were approximately $3.5 billion, or 39.0% of consolidated sales. Avnet’s major suppliers of computer products include Cisco Systems, Hewlett-Packard/ Compaq, IBM and Oracle. Avnet distributes computer products primarily to OEMs, contract manufacturers, VARs and end-users. Approximately 69% of Avnet’s fiscal 2002 sales of computer products were through CM with the remainder primarily through AC.

•	Connectors — Avnet distributes connectors for use in a variety of end-markets, including computer hardware and peripheral, consumer electronics, military and aerospace, medical equipment and transportation. Sales of connector products in fiscal 2002 were approximately $385.0 million, or 4.3% of consolidated sales. Avnet’s major suppliers of connectors include Amphenol, ITT Cannon, Molex, 3M and Tyco. Avnet distributes connectors primarily to OEMs, contract manufacturers and subsystem manufacturers. All of Avnet’s connector sales are through EM.

•	Passives, Electromechanical and Other — Avnet distributes passive and electromechanical components for use in a variety of end-markets, including the communications, military and aerospace, consumer electronics and medical equipment markets. Sales of passives, electromechanical and other products in fiscal 2002 were approximately $629.6 million, or 7.0% of consolidated sales. Avnet’s major suppliers of these products include AVX, Bourns, Kemet, Murata and Vishay. Avnet distributes passives, electromechanical and other products primarily to OEMs, contract manufacturers and subsystem manufacturers. All of Avnet’s passives, electromechanical and other product sales are through EM.

The Technology Supply Chain and Distribution Industry

      Historically, distributors have created economic value in the technology supply chain by enabling suppliers of electronic components and computer products to extend their marketing reach, and by providing customers of these products with the product knowledge, services and available inventory necessary to meet demand for their finished goods. In today’s increasingly complex technology supply chain, distributors continue to provide a strategic channel-to-market, serving an increasing number of component developers, subsystem and system manufacturers, contract manufacturers, VARs and end-users. Further, the role that distributors serve has expanded to include the provision of value-added services. These services include physical services, such as assembly and test services; knowledge- and information-based services, such as product design, procurement and materials management; logistics and supply chain advisory services; and select financial services.

      There are over 250 major manufacturers of electronic components and computer products worldwide, whose products represent the total market for electronic components and computer products. Further, there are over 150,000 OEMs, subsystem manufacturers and contract manufacturers, and tens of thousands of computer resellers, VARs and direct commercial end-users. The significant imbalance in the number of suppliers and customers strengthens the importance of distributors as a strategic channel-to-market within the technology supply chain.

      Based on industry data, including Semiconductor Industry Association and World Semiconductor Trade Statistics, management estimates that in 2001, the worldwide total market for electronic components and computer products in the technology supply chain was $362 billion. In 2001, this worldwide total market declined 20.3%, the worst single-year decline in industry history. Management projects that this worldwide total market will grow to $421 billion by 2003, representing a 7.8% average annual growth rate from calendar 2001 levels.

      Several important trends have developed in the electronic component and computer product distribution industry.

•	Significant consolidation has resulted in a concentrated industry;

•	Suppliers have significantly reduced the number of distributors authorized to sell their products;

•	Value-added services and fee-based services have become a more important source of distributor revenue; and

•	The total market for electronic components and computer products has experienced long-term growth, with distribution representing an increasing share of the technology supply chain.

Competitive Strengths

     Leading Market Position

      Avnet is the world’s largest distributor, based on latest fiscal year sales, of electronic components, enterprise network and computer equipment, and embedded subsystems. Avnet’s leading market position has enabled it to develop authorized worldwide distribution relationships with industry-leading suppliers, as Avnet is able to provide its suppliers with access to a broad base of customers. Further, Avnet’s broad product line and wide range of value-added services allow it to quickly and efficiently satisfy customers’ requirements for products configured for their needs. Avnet’s leading market position also enables it to generate significant economies of scale.

     Global Reach with Worldwide Customer Base

      Avnet maintains a worldwide network of large, regional distribution centers and smaller warehouses located in proximity to its customers and suppliers, and also maintains inventory on customers’ premises. Avnet’s global presence enhances its ability to serve suppliers and customers by providing them with valuable local market knowledge, short delivery times and superior customer service, and reduces its exposure to regional market downturns.

     Extensive Authorized Distribution Relationships and Breadth of Product Line

      Avnet’s product line is among the most extensive in its industry. Avnet maintains authorized supply agreements with over 250 suppliers, which enables it to provide components, subsystems and systems from leading vendors in each of its product categories, as well as multi-vendor and multi-product configurations. Further, Avnet provides various services to support product delivery and utilization. As a result, Avnet is able to provide customers with the products and solutions they require, where and when they require them and at a competitive price.

     Broad Array of Value-Added Services

      Avnet provides its customers and suppliers with a broad array of value-added services, including product assembly and test services, product design, procurement and material management services, and logistics and supply chain advisory services. These services enable Avnet to strengthen its relationships with its suppliers and customers, increasing their dependence on Avnet.

     Large, Technically Knowledgeable and Experienced Sales Force

      Avnet’s sales force is one of the largest and most experienced in its industry. Approximately 28% of Avnet’s sales force holds advanced technical certifications. In some cases, Avnet’s engineers work to adapt and integrate a number of suppliers’ products to meet a specific customer’s needs and then market these integrated solutions to additional customers. As a result of these activities, Avnet creates growth opportunities for both suppliers and customers, and increases its involvement in their core business activities.

     Experienced Senior Management Team

      Avnet believes it has the most experienced senior management team in its industry. This team is led by Roy Vallee, Chairman and Chief Executive Officer, who joined Avnet in 1977 and has over 30 years of industry experience. Additionally, each of Avnet’s senior executive officers have at least 20 years of industry experience.

Business Strategy

      Avnet’s objective is to leverage its position as a leading provider of distribution and other complementary services to create significant value throughout the technology supply chain, and to maximize return on capital employed. In order to achieve these objectives, management intends to continue to implement the following principal elements of Avnet’s business strategy:

     Foster Value-Based Management Culture and Continue to Improve Capital Efficiency

      Avnet has developed a culture that focuses on improving return on capital employed through the company-wide implementation of value-based management principles. Managers of each of Avnet’s business units are educated in and evaluated based upon value-based management, which focuses on improving returns on working capital and maximizing cash flow, and are expected to implement Avnet’s principles in adjusting business, product and customer mix. This focus on value-based management principles is a primary reason for Avnet’s improvement in certain key metrics, such as days sales outstanding and inventory turns, over the past eighteen months.

     Further Develop Specialized Business Units

      Management intends to continue to enhance the focus of Avnet’s business units to capitalize on opportunities that exist throughout the technology supply chain, as well as future opportunities arising from the emergence of new market segments and technologies. For instance, Avnet created its Applied Computing operating group in fiscal 2000 to better serve customers for computer technologies and embedded systems and subsystems. Avnet’s focused business units are able to offer services tailored to the needs of their respective suppliers and customers and to quickly identify new service opportunities. Management expects that these factors, combined with business unit level incentives, will continue to strengthen Avnet’s relationships with suppliers and customers, diversify Avnet’s revenue stream and increase overall return on capital.

     Continue to Increase Scope, Penetration and Profitability of Value-Added Services

      Management intends to continue to expand Avnet’s suite of value-added services and to offer these services to a greater number of customers. Management intends to price Avnet’s services on a fee-for-service basis, either bundling the price of its services with the core distribution offering or pricing them on a stand-alone basis. By expanding its service offering, management believes that Avnet can create additional value in the technology supply chain and strengthen Avnet’s relationships with both suppliers and customers.

     Continue Cost Structure Improvement Initiatives

      Management intends to continue to improve Avnet’s cost structure and increase operating efficiencies to enhance returns on capital employed. For instance, Avnet further reduced its annualized operating expenses, excluding special items, by approximately $226 million during fiscal 2002 primarily through a combination of personnel reductions and reorganization activities, including facility consolidation and curtailment of certain IT-related initiatives. In addition, Avnet continues to efficiently manage its working capital needs by maintaining inventory levels that are consistent with current customer demand.

     Remain Focused on Balance Sheet Management

      Avnet has placed significant management focus on improving cash flow and reducing financial leverage. Avnet has reduced its outstanding debt, including amounts reduced under the accounts receivable securitization program, by nearly $1.9 billion since December 2000, which includes approximately $746 million during fiscal 2002. Avnet’s consistent reduction in debt is primarily a result of its ongoing focus on working capital management and, to a lesser extent, management’s cost cutting initiatives. Days sales outstanding have improved from 72.2 in the fourth quarter of fiscal 2001 to 55.9 in the second quarter of fiscal 2003, an improvement of 23%. Similarly, inventory turns have improved from 3.9x in the fourth quarter of fiscal 2001 to 6.5x in the second quarter of fiscal 2003, an improvement of 67%. One of Avnet’s strategic objectives is to maintain its investment grade rating and Avnet will continue to manage its balance sheet in order to help achieve this goal.

Recent Operating Stabilization

      Revenue and earnings reached quarterly peaks during the quarter ended December 29, 2000 and declined dramatically during an industry-wide downturn in technology spending that started in calendar 2001. Avnet’s operating results, however, have stabilized during the past several quarters, and Avnet is poised to capitalize on an industry recovery with a lower cost structure and value-based management focus.

      Revenue. During the fourth quarter of calendar 2001, demand for electronic components and computer products began to stabilize. After reaching a peak of $3,630.5 million during the quarter ended December 29, 2000, Avnet’s revenue has remained between $2,144.8 million and $2,359.8 million for the past six quarters. Most recently, Avnet reported $2,346.7 million of revenue for the quarter ended December 27, 2002, compared with $2,359.8 million for the quarter ended December 28, 2001.

      Adjusted EBITDA. Avnet’s cost structure improvement initiatives (see further discussion in “Business Strategy”) have increased Adjusted EBITDA (as defined in “Summary Financial Information and Other Data”) in recent quarters. During the period between December 2000 and December 2002, Avnet reduced selling, general and administrative expenses, excluding special items, by approximately $300 million on an annualized basis. Adjusted EBITDA peaked during the quarter ended December 29, 2000 at $221.1 million, and has remained between $44.7 million and $59.4 million per quarter during the last five quarters. Most recently, Avnet reported Adjusted EBITDA of $54.4 million for the quarter ended December 27, 2002, compared with $48.0 million for the quarter ended December 28, 2001.

The Tender Offers

      On January 27, 2003, Avnet commenced an offer to purchase (the “6.45% Notes Tender Offer”) any or all $200.0 million of its outstanding 6.45% Notes due August 15, 2003 at a price of $1,020.50 per $1,000 principal amount of the 6.45% Notes and an offer to purchase (the “8.20% Notes Tender Offer,” and, together with the 6.45% Notes Tender Offer, the “Tender Offers”) up to $117.2 million of its outstanding 8.20% Notes due October 17, 2003 at a price of $1,039.00 per $1,000 principal amount of the 8.20% Notes. The Tender Offers will expire on February 25, 2003, unless Avnet extends them. Avnet intends to amend the terms of the 8.20% Notes Tender Offer so that Avnet will offer to purchase any or all of the $250.0 million outstanding 8.20% Notes due October 17, 2003. The consummation of this offering is not contingent upon the Tender Offers.

The Offering

      The following summary contains basic information about the notes. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this prospectus supplement entitled “Description of Notes.”

Issuer	Avnet, Inc.

Notes Offered	$475 million in aggregate principal amount of 9 3/4% Senior Notes.

Maturity Date	February 15, 2008 (5 years).

Interest	Interest on the notes will accrue from the date of their issuance at the annual rate of 9 3/4% per year and will be payable in cash semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2003.

Ranking	The notes will be unsecured senior obligations and will rank equal in right of payment with all of Avnet’s existing and future senior indebtedness and senior to any of Avnet’s future subordinated indebtedness.

As of December 27, 2002, Avnet had $49.1 million of indebtedness which is effectively senior to the notes, consisting entirely of debt at Avnet’s foreign subsidiaries.

Optional Redemption	Avnet may redeem all or part of the notes at any time at the redemption prices set forth in this prospectus supplement, plus accrued and unpaid interest, if any, to the date of redemption. See “Description of Notes — Optional Redemption.”

Change of Control	If Avnet experiences a change of control at a time when the notes are rated below investment grade by either Moody’s or S&P, or when a default or event of default has occurred and has not been cured, holders of the notes will have the right to require Avnet to repurchase all of the notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of the repurchase. See “Description of Notes — Repurchase at the Option of Holders — Repurchase of Notes at the Option of the Holder Upon a Change of Control.”

Certain Covenants	If the notes receive and maintain a rating below investment grade by either Moody’s or S&P, or a default or event of default occurs and is not cured, Avnet will thereafter, and until Avnet again complies with the minimum required credit ratings, be required to comply with certain covenants that will, among other things, limit Avnet’s ability to:

• incur additional indebtedness;

• pay dividends, redeem capital stock or make certain other restricted payments of investments;

• sell assets or merge with or into other companies; or

• engage in transactions with affiliates.

Independent of Avnet’s credit rating, Avnet will be required to comply with certain covenants that will, among other things, limit Avnet’s ability to create liens or other encumbrances.

For more detailed information, see “Description of Notes — Applicability of Certain Covenants.”

Use of Proceeds	Avnet will use the net proceeds of the offering to repay all of Avnet’s outstanding notes due in 2003. See “Use of Proceeds.”

Risk Factors	You should carefully consider the information under the heading “Risk Factors” and all other information in this prospectus supplement before investing in the notes.

Summary Financial Information and Other Data

      The summary financial data below is derived from the consolidated financial statements of Avnet. We refer you to those financial statements and accompanying notes that appear elsewhere in this prospectus supplement. All amounts have been restated to reflect Avnet’s acquisition on June 8, 2001 of Kent Electronics Corporation (“Kent”) in a transaction accounted for as a “pooling-of-interests.” Income amounts are from continuing operations and net assets from discontinued operations are classified as current assets. Pro forma balance sheet data as of December 27, 2002 are presented as if the financing contemplated within this prospectus supplement had occurred on December 27, 2002. This summary financial information should be read in conjunction with the footnotes below as there are various special items recorded in certain of the periods presented.

Twelve
Fiscal Years Ended	Six Months Ended	Months
Ended
June 28,	June 29,	June 30,	July 2,	June 26,	Dec. 27,	Dec. 28,	Dec. 27,
2002(1)(2)	2001(3)	2000(4)	1999(5)	1998(6)	2002(7)	2001(2)	2002(1)(7)

(Dollars in Millions)
Statement of Operations Data:
Sales	$8,920.2	$12,814.0	$9,915.0	$6,805.7	$6,334.6	$4,520.6	$4,561.0	$8,879.8
Cost of sales	7,697.4	10,948.5	8,470.2	5,757.7	5,253.5	3,907.4	3,931.9	7,672.9

Gross profit	1,222.8	1,865.5	1,444.8	1,048.0	1,081.1	613.2	629.1	1,206.9
Selling, general and administrative expenses	1,225.8	1,611.8	1,076.8	865.5	787.6	668.4	601.7	1,292.5

Operating income (loss)	(3.0)	253.7	368.0	182.5	293.5	(55.2)	27.4	(85.6)
Other income, net	6.8	25.5	10.5	13.0	9.4	10.6	3.8	13.6
Interest expense	(124.6)	(191.9)	(94.8)	(62.6)	(45.2)	(51.3)	(71.2)	(104.7)
Gain on dispositions of businesses	—	—	—	252.2	33.8	—	—	—

Earnings (loss) before income taxes	(120.8)	87.3	283.7	385.1	291.5	(95.9)	(40.0)	(176.7)
Income tax provision (benefit)	(36.4)	87.2	121.1	204.8	125.6	(36.8)	(18.2)	(55.0)

Earnings (loss)	$(84.4)	$0.1	$162.6	$180.3	$165.9	$(59.1)	$(21.8)	$(121.7)

Other Data:
EBITDA(8)	$100.9	$373.1	$451.5	$492.1	$382.7	$(7.5)	$74.1	$19.3
Adjusted EBITDA(8)	180.5	700.6	500.5	309.1	397.6	99.2	74.1	205.6
Cash flows provided from (used for):
Operating activities	976.3	186.2	(494.4)	97.9	(6.7)	451.0	604.3	823.0
Financing activities	(809.4)	452.6	1,065.3	(103.7)	184.5	(409.4)	(507.8)	(711.0)
Investing activities	(117.8)	(760.8)	(810.5)	262.5	28.0	(18.0)	(71.0)	(64.8)
Capital expenditures	83.8	125.4	92.5	79.1	58.9	16.1	45.6	54.3
Depreciation and amortization expense	103.9	119.4	83.5	57.4	55.4	47.7	46.7	104.9
Ratio of Adjusted EBITDA to interest expense	1.4	x	3.7	x	5.3	x	4.9	x	8.8	x	N/A	N/A	2.0	x
Ratio of total debt to Adjusted EBITDA(9)	9.0	x	3.2	x	4.3	x	3.2	x	2.6	x	N/A	N/A	6.9	x
Ratio of debt, net of cash and cash equivalents, to Adjusted EBITDA(9)	8.1	x	3.0	x	3.8	x	1.5	x	1.8	x	N/A	N/A	6.0	x
Ratio of earnings to fixed charges(10)	*	1.4	x	3.6	x	6.2	x	6.3	x	*	*	*
Days sales outstanding	63.7	62.2	53.6	50.7	48.0	57.6	65.3	59.7
Inventory turns	4.6	x	5.0	x	5.2	x	4.9	x	4.8	x	5.9	x	4.3	x	5.4	x

	As of the Fiscal Years Ended
						December 27, 2002
	June 28,	June 29,	June 30,	July 2,	June 26,
	2002	2001	2000	1999	1998	Actual	Pro forma(9)

	(Dollars in Millions)
Balance Sheet Data:
Cash and cash equivalents	$159.2	$97.3	$268.2	$519.9	$292.5	$185.7	$184.0
Accounts receivable, net	1,374.0	1,629.6	1,900.0	1,033.6	954.7	1,535.5	1,535.5
Inventory	1,417.3	1,917.0	2,013.2	1,077.3	1,138.7	1,239.3	1,239.3
Working capital	1,928.7	1,177.4	2,368.7	1,977.0	1,899.1	1,330.9	1,779.2
Total assets	4,682.0	5,864.1	5,934.4	3,563.4	3,308.6	4,418.7	4,427.9
Debt due within one year	59.3	1,302.1	503.3	0.3	0.2	484.0	34.0
Total debt	1,625.1	2,221.6	2,153.9	998.5	1,017.9	1,390.4	1,415.4
Shareholders’ equity	1,804.5	2,374.6	2,246.7	1,718.8	1,628.5	1,772.7	1,756.9

*	Earnings were deficient in covering fixed charges by $120.8 million for the fiscal year ended June 28, 2002, by $95.9 million for the six months ended December 27, 2002, by $40.0 million for the six months ended December 28, 2001 and by $176.8 million for the twelve months ended December 27, 2002. Pro forma ratio of earnings to fixed charges, giving affect to the offering herein and the paydown of existing notes as discussed in “Use of Proceeds,” for the fiscal year ended June 28, 2002 and for the six months ended December 27, 2002 have not been included as earnings are deficient in covering fixed charges in both periods.

(1)	Includes the impact of incremental special charges related to the write-down of certain assets acquired in the 2001 acquisition of Kent, net of certain recoveries of previous write-downs and reserves, and other charges taken in response to business conditions, including an impairment charge to write-down certain investments in unconsolidated Internet-related businesses to their fair value and severance charges for workforce reductions announced during the fourth quarter of fiscal 2002. The net special charges amounted to $79.6 million pre-tax ($21.6 million included in cost of sales and $58.0 million included in operating expenses) and $62.1 million after-tax.

(2)	Excludes the impact of Avnet’s adoption of Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets,” on June 30, 2001, the first day of Avnet’s fiscal year 2002. SFAS 142, which requires that ratable amortization of goodwill be replaced with periodic tests for goodwill impairment, resulted in a transition impairment charge recorded by Avnet of $580.5 million. This charge is reflected as a cumulative change in accounting principle in the consolidated statements of operations. Including the cumulative effect of change in accounting principle, Avnet recorded a net loss of $664.9 million in the year ended June 28, 2002 and a net loss of $602.3 million in the six months ended December 28, 2001.

(3)	Includes the impact of incremental special charges related to the acquisition and integration of Kent, which was accounted for as a “pooling-of-interests,” and other integration, reorganization and cost cutting initiatives taken in response to business conditions. The special charges amounted to $327.5 million pre-tax ($80.6 million included in cost of sales and $246.9 million included in operating expenses) and $236.7 million after-tax.

(4)	Includes special charges associated with: (a) the integration of Marshall Industries, Eurotronics B.V. and the SEI Macro Group into EM, (b) the integration of JBA Computer Solutions into CM North America, (c) the reorganization of EM Asia, (d) the reorganization of EM’s European operations including costs related to the consolidation of EM’s European warehousing operations, and (e) costs incurred in connection with certain litigation brought by Avnet. The total special charges for fiscal 2000 amounted to $49.0 million pre-tax and $30.4 million after-tax.

(5)	Includes the net gain on exiting the printed catalog business recorded in the fourth quarter of fiscal 1999 offset by special charges recorded in the first quarter associated with the reorganization of EM. The net positive effect on fiscal 1999 income before income taxes and net income was $183.0 million and $64.0 million, respectively.

(6)	Includes the net negative impact of $14.9 million pre-tax and $12.5 million after-tax for (a) the gain on the sale of Channel Master of $33.8 million pre-tax and $17.2 million after-tax, (b) costs relating to the divesture of Avnet Industrial, the closure of Avnet’s corporate headquarters in Great Neck, New York, and the anticipated loss on the sale of Avnet-owned real estate, amounting to $13.3 million pre-tax and $8.5 million after-tax, and (c) incremental special charges associated with the reorganization of EM, amounting to $35.4 million pre-tax and $21.2 million after-tax.

(7)	Includes the impact of incremental special charges recorded in connection with Avnet’s cost reduction initiatives. The charges relate to (a) severance for workforce reductions, (b) reserves for non-cancelable lease obligations, write-downs of the carrying value of owned facilities and write-downs of owned assets located in the leased and owned facilities, all of which were identified by management to be consolidated into other existing Avnet facilities, and (c) costs related to write-offs of certain capitalized IT-related initiatives. The special charges amounted to $106.7 million pre-tax (all of which is included in selling, general and administrative expenses) and $65.7 million after tax.

(8)	EBITDA represents earnings (loss) before interest expense, provision for income taxes, depreciation and amortization expense and other income. Adjusted EBITDA represents EBITDA, as adjusted, to exclude special items. Special items include reorganization and acquisition integration costs, impairment charges related to Avnet’s non-consolidated investments and other special items. Management and investors have found information such as EBITDA and Adjusted EBITDA to be useful as a measure of our ability to satisfy principal and interest obligations on our debt and to provide cash for other purposes. EBITDA and Adjusted EBITDA do not represent, and should not be considered a substitute for, income (loss) from operations, net income (loss), operating cash flows or other measures of performance prepared in accordance with accounting principles generally accepted in the United States. Our definitions of EBITDA and Adjusted EBITDA may not be comparable to those reported by other companies and do not correspond to definitions of consolidated cash flow used as a defined term in the indenture as described under the caption “Description of Notes.”

      The computation of EBITDA and Adjusted EBITDA for each of the respective periods is shown as follows:

								Twelve
	Fiscal Years Ended					Six Months Ended		Months
								Ended
	June 28,	June 29,	June 30,	July 2,	June 26,	Dec. 27,	Dec. 28,	Dec. 27,
	2002(a)	2001	2000	1999	1998	2002	2001(a)	2002

	(Dollars in Millions)
Earnings (loss) before income taxes	$(120.8)	$87.3	$283.7	$385.1	$291.5	$(95.9)	$(40.0)	$(176.7)
Add back:
Interest expense	124.6	191.9	94.8	62.6	45.2	51.3	71.2	104.7
Depreciation and amortization expense	103.9	119.4	83.5	57.4	55.4	47.7	46.7	104.9
Less:
Other income, net	6.8	25.5	10.5	13.0	9.4	10.6	3.8	13.6

EBITDA	100.9	373.1	451.5	492.1	382.7	(7.5)	74.1	19.3
Reorganization charges	13.7	127.3	14.6	69.2	48.7	106.7	—	120.4
Acquisition integration	29.7	157.3	31.7	—	—	—	—	29.7
Impairment of investments	36.2	42.9	—	—	—	—	—	36.2
Other non-recurring charges (gains)	—	—	2.7	(252.2)	(33.8)	—	—	—

Adjusted EBITDA	$180.5	$700.6	$500.5	$309.1	$397.6	$99.2	$74.1	$205.6

(a)	See footnote (2) on page S-9.

(9)	Total debt, for purposes of calculating the ratios of total debt to Adjusted EBITDA and debt, net of cash and cash equivalents, to Adjusted EBITDA, in the twelve months ended December 27, 2002 and certain Balance Sheet Data as of such date, has been adjusted on a pro forma basis to reflect the sale of notes in this offering and the use of proceeds from this offering, together with $1.7 million of cash and cash equivalents related to various expenses, to repurchase all of the 6.45% Notes due August 15, 2003 and all of the 8.20% Notes due October 17, 2003. See “Use of Proceeds” and “Capitalization”. See pro forma balance sheet data as of December 27, 2002 on page S-8.

(10)	The calculation of the ratio of earnings to fixed charges includes the impact of the incremental special items described in Notes 1, 3, 4, 5, 6 and 7 above. Had the special charges incurred in fiscal 2002 been excluded from the calculation, earnings would have been deficient in covering fixed charges by $41.2 million. Had the special items related to the six months ended December 27, 2002, the last twelve months ended December 27, 2002 and fiscal years 2001, 2000, 1999 and 1998 been excluded from these calculations, the ratio of earnings to fixed charges in those periods would have been 1.2x, 1.1x, 3.0x, 4.0x, 3.7x and 6.5x, respectively.

RISK FACTORS

      You should carefully consider the following risk factors and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment in the notes. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus includes forward-looking statements that involve risks and uncertainties. Avnet refers you to “Forward-Looking Statements” in this prospectus supplement. Avnet’s actual results could differ materially from those anticipated in those forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus supplement and the accompanying prospectus.

      Avnet has separated the risks into two general groups:

•	Risks that relate specifically to owning the notes; and

•	Risks that relate to Avnet’s business.

      Avnet has described certain risks that management believes are applicable to Avnet’s business and the industry in which it operates that may affect Avnet’s ability to pay interest on the notes and repay the notes at maturity. There may be additional risks that are not material or that are not presently known to Avnet. There are also general risks within the economy, the industry and the capital markets that affect Avnet generally, which have not been described below.

      If any of the described events occur, Avnet’s business, prospects, financial condition, results of operations or cash flows could be materially adversely affected. When stated below that a risk may have a material adverse effect, it means that such risk may have one or more of these effects. In such case, the market price of the notes could decline and Avnet’s ability to pay interest and principal payments under the notes could be impaired.

Risks Relating to Ownership of the Notes

Avnet has a significant amount of outstanding debt which could adversely affect Avnet’s financial health and prevent it from making payments on the notes.

      At December 27, 2002, Avnet’s consolidated debt was $1,390.4 million before, and $1,415.4 million after, adjustment to reflect the sale of the notes in this offering and the application of the net proceeds therefrom to repurchase its 6.45% Notes due August 15, 2003 and its 8.20% Notes due October 17, 2003. As of December 27, 2002 and as adjusted for this offering, Avnet also had the ability to borrow an additional $728.8 million under its financing agreements. The indenture governing these notes will permit Avnet to incur additional debt, including secured debt, after this offering.

      The amount of Avnet’s debt could have important consequences to you as an investor in the notes. For example, it could:

•	increase the amount of Avnet’s interest expense and make compliance with its existing debt covenants more difficult;

•	place Avnet at a competitive disadvantage with competitors that have less debt;

•	increase Avnet’s vulnerability to interest rate fluctuations, as well as general adverse economic and industry conditions;

•	limit Avnet’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•	require Avnet to dedicate a substantial portion of its cash flow from operations to payments on its debt and other obligations, thereby reducing the availability of cash flow from operations for other purposes; and

•	make it more difficult for Avnet to satisfy its obligations with respect to the notes being offered in this prospectus supplement.

The notes will be effectively subordinated to any secured debt.

      The notes are unsecured and therefore will be effectively subordinated to all of Avnet’s secured debt, if any, to the extent of the value of the assets securing such debt or the amounts of secured debt outstanding, whichever is less. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, Avnet’s pledged assets would be available to satisfy obligations of the secured debt before any payment could be made on the notes. To the extent that such assets cannot satisfy in full Avnet’s secured debt, the holders of such debt would have a claim for any shortfall that would rank equally in right of payment with the notes. In that case, Avnet may not have sufficient assets remaining to pay amounts due on any or all of the notes.

      At December 27, 2002, Avnet did not have any outstanding consolidated secured debt. Avnet’s primary bank credit facility contains a “springing lien” provision that would secure the debt under that facility with certain assets of Avnet upon the occurrence of certain events. These events are:

•	the establishment of a rating of Avnet’s senior unsecured debt of Ba1 or lower by Moody’s Investor Services or BB+ or lower by Standard and Poor’s;

•	the failure by Avnet to consummate qualified capital markets transactions yielding net proceeds of $325 million or more by February 14, 2003; or

•	the termination of Avnet’s current accounts receivable securitization program without simultaneously entering into another securitization program with similar terms.

      If any such event occurs, the debt under this credit facility would become secured by the inventory held by Avnet and certain of its domestic and foreign subsidiaries, substantially all of its domestic real property, certain deposit accounts, certain receivables and other intangible assets. As a result, the notes will be effectively subordinated to the debt under Avnet’s credit facility to the extent of the value of the assets securing the debt or the amounts outstanding under the facility, whichever is less, and the notes would remain unsecured. Completion of the offering of the notes by February 14, 2003 eliminates the capital markets transaction trigger event.

      In addition, Avnet has entered into a receivables securitization transaction in which Avnet sells, on an ongoing basis, most of its domestic trade accounts receivables to a bankruptcy remote subsidiary, which in turn sells a portion of these receivables to a bank conduit. These receivables, and the proceeds from these receivables, will not be available for repayment of the notes and the indenture governing the notes will not restrict Avnet’s ability to securitize its receivables. At December 27, 2002, Avnet had $50 million outstanding under the securitization program.

      The provisions of the Indenture governing the notes allow Avnet and its subsidiaries to incur a substantial amount of indebtedness, which can be secured by substantially all of Avnet’s assets. Unless the notes are rated below either Baa3 by Moody’s or BBB- by S&P, or a default or event of default occurs and is not cured, Avnet will not be limited by the Indenture in its ability to incur debt under a credit facility. The provisions of the Indenture governing the notes do not restrict Avnet’s participation in its current receivables securitization program and, with certain restrictions, allow Avnet to replace or increase its receivables securitization program.

The notes will be effectively subordinated to any debt of Avnet’s subsidiaries.

      The notes will be effectively subordinated to any debt and other liabilities and commitments, including trade payables and lease obligations, of Avnet’s subsidiaries, whether or not secured. The notes will not be guaranteed by Avnet’s subsidiaries and Avnet may not have direct access to the assets of its subsidiaries unless these assets are transferred by dividend or otherwise to Avnet. At December 27, 2002, Avnet’s subsidiaries had approximately $49.1 million aggregate principal amount of debt, most of which is also guaranteed by Avnet and the ability to borrow an additional $115.1 million under various lines of credit, which are cancelable on short-term notice. The ability of the subsidiaries to pay dividends or otherwise transfer assets to Avnet is subject to various restrictions under applicable law. Avnet’s right to receive assets of any of its subsidiaries upon the subsidiary’s liquidation or reorganization will be effectively subordinated to the claim of that subsidiary’s creditors. Consequently, the notes will be effectively subordinated to all liabilities, including trade payables and lease obligations, of any of Avnet’s subsidiaries and any subsidiaries that Avnet may in the future acquire or establish.

Avnet may not have the ability to raise sufficient funds to purchase all of the notes upon a change of control of Avnet, as required by the indenture.

      If a change of control of Avnet should occur at a time when the notes are rated below investment grade or a default or event of default occurs and is not cured, as defined in the indenture, Avnet would be required to offer to repurchase all of the notes at 101% of their principal amount, plus accrued and unpaid interest through the date of repurchase. The lenders under Avnet’s primary financing agreements would have a similar right to be repaid because a change of control, as defined in each such agreement, constitutes an event of default that gives the lenders the right to accelerate all amounts due. Any of Avnet’s future financing agreements also may contain a similar provision. Avnet’s ability to pay cash to the holders of the notes in connection with such repurchase will be limited by Avnet’s then existing financial resources. Accordingly, it is possible that Avnet will not have sufficient funds at the time of the change of control to make the required repurchase of notes. If Avnet fails to repurchase any notes submitted in a change of control offer, it would constitute an event of default under the indenture which could, in turn, constitute an event of default under Avnet’s other financing agreements, even if the change of control itself would not cause a default.

Any reduction in Avnet’s credit ratings could materially and adversely affect the holders of the notes.

      Avnet’s senior unsecured debt has been assigned a rating by S&P of BBB- with negative outlook and by Moody’s of Baa3 with negative outlook. Avnet cannot assure you that any of its current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn. If Avnet’s credit rating was reduced, the number of investors that can hold the notes, as well as our other outstanding debt securities, would be reduced, which could result in significant sales of the notes and Avnet’s other debt securities and could adversely affect the trading prices of the notes.

An active trading market may not develop for the notes.

      The notes are a new issue of securities with no established trading market. The underwriters have advised Avnet that they presently intend to make a market in the notes as permitted by applicable law. However, the underwriters are not obligated to make a market in the notes and may cease their market-making activities at any time at their discretion without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for securities and by changes in Avnet’s financial performance or prospects of, or financial performance of, companies in Avnet’s industry generally. As a result, Avnet cannot assure you that an active trading market will develop or be maintained for the notes. If a market for the notes does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected.

Risks Relating to Avnet’s Business

A large portion of Avnet’s revenues come from sales of semiconductors, which is a highly cyclical industry, and continuation of the current industry down-cycle could significantly affect Avnet’s operating results.

      The semiconductor industry historically has experienced periodic fluctuations in product supply and demand, often associated with changes in technology and manufacturing capacity, and is generally considered to be highly cyclical. According to the Semiconductor Industry Association, the semiconductor industry experienced its worst annual downturn in history with revenue from worldwide semiconductor sales estimated to have fallen by approximately 28% from calendar 2000 to 2001. Avnet’s revenues closely follow the strength or weakness of the semiconductor market. Avnet’s total sales of semiconductors in fiscal years 2002, 2001 and 2000 were $4,430 million, $7,106 million and $5,834 million, respectively. These sales represented 49.7%, 55.5% and 58.8%, respectively, of Avnet’s consolidated sales in those years. The significant decline in Avnet’s semiconductor sales in total and as a percentage of consolidated sales from fiscal year 2001 to 2002 represents the largest decline Avnet has experienced in semiconductor sales in its history. Continuation or worsening of the current technology industry downcycle, particularly in the semiconductor sector, could negatively affect Avnet’s operating results.

Avnet may not have adequate or cost-effective liquidity, or capital resources.

      Avnet needs cash to make interest payments on and refinance indebtedness, including, as adjusted for this offering, approximately $103.0 million aggregate principal amount of publicly-held debt maturing in calendar year 2004, and for general corporate purposes, such as funding Avnet’s capital expenditure program and working capital. Avnet’s ability to satisfy its cash needs depends on its ability to generate cash from operations and to access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond Avnet’s control.

      If Avnet does not generate sufficient cash from its operations, it will need to access the financial markets. External financing may not be available to it on acceptable terms or at all. Under the terms of any external financing, Avnet may incur higher than expected financing expenses and become subject to additional restrictions and covenants. In addition, Avnet’s $350 million accounts receivable securitization is subject to an annual renewal in June of each year and Avnet’s multi-year bank credit facility matures in October 2004. Avnet cannot provide any assurance that these financing arrangements will be renewed with acceptable terms.

      Avnet’s ability to obtain external financing is affected by its debt ratings, which are periodically reviewed by the major credit rating agencies. In September 2002, Moody’s downgraded Avnet’s long-term senior unsecured debt to Baa3 from Baa1, with a negative outlook. In October 2002, Standard & Poor’s downgraded Avnet’s long-term rating to BBB- from BBB, also with a negative outlook. These recent downgrades have impaired Avnet’s ability to obtain financing on more favorable terms. Any increase in Avnet’s level of debt, change in status of its debt from unsecured to secured debt or deterioration of its operating results may cause a further reduction in the current debt ratings. Any further downgrade, among other factors, could impair Avnet’s ability to obtain additional financing on acceptable terms and Avnet cannot assure you that it will be successful in raising any new financing.

      Avnet currently participates in a receivables securitization program, which allows Avnet to sell, on a revolving basis, an undivided interest of up to $350.0 million in eligible U.S. receivables while retaining a subordinated interest in a portion of the receivables. Avnet is required to maintain minimum senior unsecured credit ratings in order to continue using the receivable securitization program. If Avnet’s credit rating is reduced below either Ba1 by Moody’s or BB+ by Standard & Poor’s, Avnet would be unable to continue to utilize the securitization program. If Avnet could not continue to participate in the accounts receivables securitization program, Avnet may not have sufficient cash available to make interest payments on and refinance indebtedness and for general corporate needs.

      Any material increase in Avnet’s financing costs could have a material adverse effect on its profitability.

      In connection with Avnet’s January 2000 acquisition of 84% of the stock of Eurotronics B.V., which went to market as SEI, Avnet entered into a share purchase agreement with the sellers (the “SEI Agreement”). Under the SEI Agreement, Avnet may be required to make an additional payment to the sellers in January 2004 if the closing price of Avnet’s stock does not reach a specified minimum price at any time before that date. The specified minimum was calculated as a premium to the market price of Avnet’s common stock at the time of the transaction, which was approximately $28 per share. Should Avnet’s stock price not achieve this minimum, the additional payment will be based upon the stock price on the four-year anniversary date of the agreement and could range from $0 to a maximum of $106 million. Based upon the closing price of Avnet’s common stock on December 27, 2002, Avnet would have been required to pay approximately $80.6 million to settle this obligation. Under the SEI Agreement, Avnet has the option to settle this obligation through the payment of cash or the issuance of an equivalent amount of Avnet’s common stock. An October 2002 amendment to Avnet’s credit facility prohibits Avnet from settling this obligation through the payment of cash.

Avnet’s revenue and profitability have declined significantly from historical highs and, although revenue appears to have stabilized in recent quarters, Avnet may be unable to achieve consistent profitability at levels experienced in the past.

      Avnet’s operations have been significantly and negatively affected by the current downturn in the technology industry and the general economy. From a high of approximately $3.6 billion in sales in the fiscal quarter ended December 29, 2000, Avnet’s sales now appear to have stabilized in the $2.1 – $2.4 billion range per quarter. Since December 29, 2000, Avnet has not yet been able to achieve consistent profitability at a level deemed acceptable to management. As a result, Avnet continues to implement substantial cost-cutting measures designed to align its expenses to provide profitability at current revenue levels. The success of these cost-cutting measures, as well as the timing of any economic recovery, will affect Avnet’s ability to achieve consistent profitability at reasonable levels. If Avnet is not able to maintain current revenue levels while continuing to cut expenses, Avnet may need to consider additional expense reductions.

The agreements governing some of Avnet’s financing, including the Indenture related to the notes, contain various covenants and restrictions that limit the discretion of management in operating Avnet’s business and could prevent Avnet from engaging in some activities that may be beneficial to its business.

      Avnet’s financing agreements contain various covenants and restrictions that, in certain circumstances, limit its ability and the ability of certain subsidiaries to:

•	grant liens on assets;

•	make restricted payments (including paying dividends on capital stock, redeeming or repurchasing capital stock, or early repayment of outstanding bond obligations);

•	make investments or acquisitions; or

•	merge, consolidate or transfer all or substantially all of its assets.

With respect to the indenture governing the notes, there are, in certain circumstances, similar restrictions, including limitations on Avnet’s ability to incur additional debt, pay dividends or make other restricted payments, sell assets or merge with or into companies, and engage in certain transactions with affiliates. In addition, Avnet’s financing agreements contain covenants that require it to maintain specified financial ratios and satisfy financial tests. As a result of these covenants and restrictions, Avnet is limited in how it conducts its business and may be unable to raise additional debt, compete effectively or take advantage of new business opportunities.

Avnet may not be able to comply with the covenants contained in certain financing agreements, including the indenture related to the notes, and, if Avnet fails to comply, it may not be able to obtain waivers or amend the covenants.

      Some of Avnet’s financing agreements contain covenants that require Avnet to satisfy specified financial tests and/or maintain specified corporate credit or debt ratings or financial ratios. For example, Avnet must maintain financial ratios, including an interest coverage and net worth test, and must maintain long-term senior debt ratings of at least BB+ by Standard & Poor’s and Ba1 by Moody’s in order to continue to participate in its receivables securitization program. If Avnet is unable to comply with the financial covenants and cannot amend or obtain waivers of those covenants, Avnet would cease to have access to its receivables securitization program. If the accounts receivables securitization program terminated, Avnet’s bank credit facility would become secured, unless Avnet was able to simultaneously enter into another securitization program with similar terms. A violation of the minimum credit rating requirements of the indenture related to the notes will thereafter, until Avnet again complies with the minimum required credit ratings, limit Avnet’s ability to:

•	incur additional indebtedness;

•	pay dividends, redeem capital stock or make certain other restricted payments of investments;

•	sell assets or merge with or into other companies; or

•	engage in certain transactions with affiliates.

      In addition, an event of default under one financing agreement would create cross defaults under other financing agreements. If any of these events occur, Avnet cannot assure you that it will have sufficient funds available to pay in full the total amount of obligations that become due as a result of any such acceleration, or that it will be able to obtain additional or alternative financing. Even if Avnet could obtain additional or alternative financing, it may not be able to do so on acceptable terms.

If Avnet were unable to maintain its relationships with key suppliers, it could adversely affect Avnet’s sales.

      Approximately 16% of Avnet’s consolidated revenues in fiscal 2002 came from sales of IBM products and services. In fiscal 2002, sales of products and services from three other suppliers fell in a range between 4.0% and 7.3% of Avnet’s consolidated revenues. As a result, to the extent IBM or a group of other primary suppliers is not willing to do business with Avnet in the future on terms acceptable to Avnet, the loss of these suppliers could materially adversely affect Avnet’s business, results of operations and financial condition. If any of these industry leading suppliers was unwilling to do business with Avnet, Avnet’s relationships with its customers could be materially adversely affected because Avnet’s customers depend on Avnet’s distribution of electronic components and computer products from the industry’s leading suppliers.

Declines in the value of Avnet’s inventory may materially adversely affect Avnet’s financial condition, results from operations and liquidity.

      The electronic components and computer products industry is subject to rapid technological change, new and enhanced products and evolving industry standards, which can contribute to decline in value or obsolescence of inventory. During an economic downturn, which the industry is currently experiencing, it is possible that prices will decline due to an oversupply of product and, therefore, there may be greater risk of declines in inventory value. Although it is the policy of many of Avnet’s suppliers to offer distributors like Avnet certain protections from the loss in value of inventory (such as price protection, limited rights of return and rebates), Avnet cannot assure you that such return policies and rebates will fully compensate it for the loss in value, or that the vendors will choose to, or be able to, honor such agreements, some of which are not documented and therefore subject to the discretion of the vendor. Avnet cannot assure you that unforeseen new product developments or declines in the value of its inventory will not materially adversely affect its results of operations, financial condition or liquidity, or that Avnet will successfully manage its existing and future inventories.

Substantial defaults by Avnet’s customers on its accounts receivable could have a significant negative impact on Avnet’s financial condition, results of operations and liquidity.

      A significant portion of Avnet’s working capital consists of accounts receivable from customers. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for products and services, or were to become unwilling or unable to make payments in a timely manner, Avnet’s operating results and financial condition could be adversely affected. If the current economic downturn becomes more pronounced or lasts longer than currently expected, it could have an adverse affect on the servicing of these accounts receivable, which could result in longer payment cycles, increased collection costs and defaults in excess of management’s expectations. A significant deterioration in Avnet’s ability to collect on accounts receivable could also impact the cost or availability of financing under Avnet’s accounts receivable securitization program.

The electronics component and computer industries are highly competitive and if Avnet cannot effectively compete, its revenue may decline.

      The market for Avnet’s products and services is very competitive and subject to rapid technological advances. Not only does Avnet compete with other distributors, it also competes for customers with some of its own suppliers. Avnet’s failure to maintain and enhance its competitive position would adversely affect its business and prospects.

      The sizes of Avnet’s competitors vary across market sectors, as do the resources Avnet has allocated to the sectors in which it does business. Therefore, some of the competitors may have greater financial, personnel, capacity and other resources than Avnet has in one or more of its market sectors. As a result, Avnet’s competitors may be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements.

Avnet’s non-U.S. locations represent a significant and growing portion of its revenue, and consequently, Avnet is increasingly exposed to risks associated with operating internationally.

      In the first six months of fiscal 2003, approximately 43% of Avnet’s sales came from its operations outside the United States. During fiscal 2002 and 2001, respectively, approximately 41% and 32% of sales were from locations outside the United States. As a result of Avnet’s foreign sales and locations, its operations are subject to a variety of risks that are specific to international operations, including the following:

•	potential restrictions on transfers of funds;

•	foreign currency fluctuations;

•	import and export duties and value added taxes;

•	import and export regulation changes that could erode profit margins or restrict exports;

•	changing foreign tax laws and regulations;

•	potential military conflicts;

•	inflexible employee contracts in the event of business downturns; and

•	the burden and cost of compliance with foreign laws.

      Manufacturing of electronic component and computer products is increasingly shifting to lower-cost production facilities in Asia, and most notably the People’s Republic of China, which historically have not relied upon independent distributors to the same extent as North America and Europe. Avnet’s business and prospects could be materially adversely affected if this shift continues and Avnet is unable to develop distribution relationships with these or other manufacturers on acceptable terms. Moreover, Avnet’s results from operations and financial condition could be adversely affected if Avnet is able to develop relationships with these manufacturers that do not provide profit margins comparable to the margins Avnet has maintained with its current relationships.

      In addition, Avnet has operations in several locations in emerging or developing economies that have a potential for higher risk. The risks associated with these economies include currency volatility and other economic or political risks. While Avnet has and will continue to adopt measures to reduce the impact of losses resulting from volatile currencies and other risks of doing business abroad, Avnet cannot ensure that such measures will be adequate.

Failure to retain key senior management could harm Avnet’s operations.

      Avnet’s success depends to a large extent upon the efforts and abilities of key senior management. Avnet’s senior management is very experienced, with significant longevity in both years of industry experience and years at Avnet. For example, Roy Vallee, Avnet’s Chairman and Chief Executive Officer, has over 30 years experience in the industry, including 25 years at Avnet. Losing the services of such key personnel could harm Avnet’s operations.

FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements with respect to Avnet’s financial condition, results of operations and business. You can find many of these statements by looking for words like “believes,” “expects,” “anticipates,” “estimates” or similar expressions.

      These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include the following:

•	Continuation or worsening of the current technology industry down-cycle, particularly the semiconductor sector, would adversely affect Avnet’s operating results.

•	Competitive pressures among distributors of electronic components and computer products may increase significantly through entry of new competitors or otherwise.

•	General economic or business conditions, domestic and foreign, may be less favorable than management expected, resulting in lower sales and declining operating results which can, in turn, impact Avnet’s credit ratings, debt covenant compliance and liquidity as well as Avnet’s ability to maintain existing unsecured financing or to obtain new financing whether secured or unsecured.

•	Legislative or regulatory changes may adversely affect the businesses in which Avnet is engaged.

•	Adverse changes may occur in the securities markets.

•	Changes in interest rates and currency fluctuations may reduce Avnet’s profit margins.

•	Avnet may be adversely affected by the allocation of products by suppliers.

•	Avnet is subject to other risks identified in this prospectus supplement under the caption “Risk Factors.”

      Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by them. Management cautions you not to place undue reliance on these statements, which speak only as of the date of this prospectus supplement.

      Avnet does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

      Management estimates that the net proceeds from this offering will be approximately $465.3 million, after deducting the underwriting discounts and commissions. Avnet will use the net proceeds from this offering, together with approximately $1.7 million of cash and cash equivalents related to various expenses, to repurchase its outstanding 6.45% Notes due August 15, 2003 and its outstanding 8.20% Notes due October 17, 2003 in the tender offers, as described under “Prospectus Summary — The Tender Offers.” Avnet will deposit the net proceeds from this offering into an account pending completion of the tender offers. If Avnet acquires less than all of its outstanding 6.45% Notes or all of its outstanding 8.20% Notes in the tender offers, the remaining net proceeds of the offering will be kept in this escrow account until the maturity date of the 6.45% Notes on August 15, 2003 and the maturity date of the 8.20% Notes on October 17, 2003.

CAPITALIZATION

      The following table sets forth the actual consolidated cash and cash equivalents, short-term debt and capitalization of Avnet at December 27, 2002, and these amounts as adjusted to reflect the sale of the notes in this offering and the application of the net proceeds from the sale of the notes, together with approximately $1.7 million from cash and cash equivalents related to various expenses, to repurchase its 6.45% Notes due August 15, 2003 and its 8.20% Notes due October 17, 2003. See “Use of Proceeds.” You should read this table together with Avnet’s audited and unaudited financial statements that appear elsewhere in this prospectus supplement.

	December 27, 2002(1)

	Actual	As adjusted

	(in millions)
Cash and cash equivalents(2)	$185.7	$184.0

Short-term debt:
Foreign bank credit facilities(3)	$30.0	$30.0
4.5% Convertible Notes due 2004(4)	3.0	3.0
6.45% Notes due August 15, 2003(2)	200.0	—
8.20% Notes due October 17, 2003(2)	250.0	—
Other debt due within one year	1.0	1.0

Total short-term debt	484.0	34.0
Long-term debt, less amounts due within one year:
U.S. bank credit facilities	—	—
Commercial paper	8.3	8.3
6 7/8% Notes due March 15, 2004	100.0	100.0
7 7/8% Notes due February 15, 2005(5)	360.0	360.0
8.00% Notes due November 15, 2006(6)	400.0	400.0
9 3/4% Notes due 2008, offered hereby(2)	—	475.0
Other long-term debt	7.5	7.5

Subtotal	875.8	1,350.8
Fair value adjustment for hedged 8.00% Notes(7)	30.6	30.6

Total long-term debt	906.4	1,381.4

Total debt	1,390.4	1,415.4

Shareholders’ equity(8):
Common stock, $1.00 par value	119.4	119.4
Additional paid-in capital	569.1	569.1
Retained earnings	1,028.9	1,013.1
Cumulative other comprehensive income	55.4	55.4
Treasury stock, at cost	(0.1)	(0.1)

Total shareholders’ equity	1,772.7	1,756.9

Total capitalization	$3,163.1	$3,172.3

(1)	Not included in the above capitalization table is $50.0 million of amounts outstanding under Avnet’s accounts receivable securitization program as of December 27, 2002. See “Management’s Discussion and Analysis — Liquidity and Capital Resources — Financing Transactions.”

(2)	The as adjusted balances assume the issuance and application of the proceeds from the notes offered hereby, together with approximately $1.7 million of cash and cash equivalents related to various expenses, to repurchase all of the 6.45% Notes due August 15, 2003 and all of the 8.20% Notes due October 17, 2003. If Avnet acquires less than all of its outstanding 6.45% Notes or its outstanding 8.20% Notes in the tender offers, management intends to deposit the remaining proceeds into an account until the maturity dates of the 6.45% Notes and 8.20% Notes.

(3)	Represents short-term foreign borrowings under various bank credit facilities.

(4)	As a result of its acquisition of Kent Electronics Corporation on June 8, 2001, Avnet assumed these notes. Avnet has the right to redeem these notes upon 30-days prior notice.

(5)	Does not reflect the original issue discount of $1.5 million, which represents the difference between the face amount of the 7 7/8% notes and the price paid by the public.

(6)	Does not reflect the original issue discount of $3.1 million, which represents the difference between the face amount of the 8.00% notes and the price paid by the public.

(7)	Represents the fair value adjustment to long-term debt relating to two interest rate swaps, with a total notional amount of $400.0 million, entered into by Avnet to hedge the change in fair value due to fluctuations in interest rates. These swaps modify Avnet’s interest rate exposure by effectively converting the 8.00% fixed rate on these notes to a floating rate based upon three-month U.S. LIBOR plus a spread. The fair value adjustment is offset by a comparable long-term asset on Avnet’s consolidated balance sheet as the hedges are currently effective and have been effective since their inception. See the “Management’s Discussion and Analysis — Liquidity and Capital Resources — Financing Transactions” for further discussion of this hedge.

(8)	Under a share purchase agreement entered into in connection with Avnet’s January 2000 acquisition of 84% of the stock of Eurotronics B.V., which went to market as SEI, Avnet may be required to make an additional payment to the sellers in January 2004. Avnet has the option to settle this obligation through the payment of cash or the issuance of an equivalent amount of Avnet’s common stock. An October 2002 amendment to Avnet’s credit facility prohibits Avnet from settling this obligation through the payment of cash. If Avnet settles this obligation in cash, Avnet’s shareholder equity will be reduced. If Avnet settles the obligation through the payment of Avnet common stock, Avnet’s shareholder equity will not be reduced, but there will be additional shares outstanding.

SELECTED FINANCIAL DATA

      The selected financial data below is derived from the consolidated financial statements of Avnet. We refer you to those financial statements and accompanying notes that appear elsewhere in this prospectus supplement. All amounts prior to fiscal 2002 have been restated to reflect Avnet’s acquisition on June 8, 2001 of Kent Electronics Corporation (“Kent”) in a transaction accounted for as a “pooling-of-interests.” Income amounts are from continuing operations and net assets from discontinued operations are classified as current assets. This selected financial data should be read in conjunction with the footnotes below as there are various special items recorded in certain periods presented.

Fiscal Years Ended	Six Months Ended

June 28,	June 29,	June 30,	July 2,	June 26,	Dec. 27,	Dec. 28,
2002(1)(2)	2001(3)	2000(4)	1999(5)	1998(6)	2002(7)	2001(2)

(Dollars in Millions)
Income Statement Data:
Sales	$8,920.2	$12,814.0	$9,915.0	$6,805.7	$6,334.6	$4,520.6	$4,561.0
Cost of sales	7,697.4	10,948.5	8,470.2	5,757.7	5,253.5	3,907.4	3,931.9

Gross profit	1,222.8	1,865.5	1,444.8	1,048.0	1,081.1	613.2	629.1
Operating expenses	1,225.8	1,611.8	1,076.8	865.5	787.6	668.4	601.7

Operating income (loss)	(3.0)	253.7	368.0	182.5	293.5	(55.2)	27.4
Other income, net	6.8	25.5	10.5	13.0	9.4	10.6	3.8
Interest expense	(124.6)	(191.9)	(94.8)	(62.6)	(45.2)	(51.3)	(71.2)
Gain on dispositions of businesses	—	—	—	252.2	33.8	—	—

Earnings (loss) before income taxes	(120.8)	87.3	283.7	385.1	291.5	(95.9)	(40.0)
Income tax provision (benefit)	(36.4)	87.2	121.1	204.8	125.6	(36.8)	(18.2)

Earnings (loss)	$(84.4)	$0.1	$162.6	$180.3	$165.9	$(59.1)	$(21.8)

Ratio of earnings to fixed charges(8)	*	1.4	x	3.6	x	6.2	x	6.3	x	*	*

Balance Sheet and Other Data at end of periods:
Accounts receivable, net	$1,374.0	$1,629.6	$1,900.0	$1,033.6	$954.7	$1,535.5	$1,360.9
Inventory	1,417.3	1,917.0	2,013.2	1,077.3	1,138.7	1,239.3	1,612.8
Working capital	1,928.7	1,177.4	2,368.7	1,977.0	1,899.1	1,330.9	1,897.2
Total assets	4,682.0	5,864.1	5,934.4	3,563.4	3,308.6	4,418.7	4,749.0
Long-term debt	1,565.8	919.5	1,650.6	998.2	1,017.7	906.4	1,673.6
Shareholders’ equity	1,804.5	2,374.6	2,246.7	1,718.8	1,628.5	1,772.7	1,772.2
Cash flows provided from (used for):
Operating activities	976.3	186.2	(494.4)	97.9	(6.7)	451.0	604.3
Financing activities	(809.4)	452.6	1,065.3	(103.7)	184.5	(409.4)	(507.8)
Investing activities	(117.8)	(760.8)	(810.5)	262.5	28.0	(18.0)	(71.0)
EBITDA(9)	100.9	373.1	451.5	492.1	382.7	(7.5)	74.1
Adjusted EBITDA(9)	180.5	700.6	500.5	309.1	397.6	99.2	74.1
Days sales outstanding	63.7	62.2	53.6	50.7	48.0	57.6	65.3
Inventory turns	4.6	x	5.0	x	5.2	x	4.9	x	4.8	x	5.9	x	4.3	x

*	Earnings were deficient in covering fixed charges by $120.8 million for the fiscal year ended June 28, 2002 and by $95.9 million and $40.0 million for the six months ended December 27, 2002 and December 28, 2001, respectively. Pro forma ratio of earnings to fixed charges, giving effect to the offering herein and the paydown of existing notes as discussed in “Use of Proceeds”, for the fiscal year ended June 28, 2002 and for the six months ended December 27, 2002 have not been included, as earnings are deficient in covering fixed charges in both periods.

(1)	Includes the impact of incremental special charges related to the write-down of certain assets acquired in the fiscal 2001 acquisition of Kent, net of certain recoveries of previous write-downs and reserves, and other charges taken in response to business conditions, including an impairment charge to write down certain investments in unconsolidated Internet-related businesses to their fair value and severance charges for workforce reductions announced during the fourth quarter of fiscal 2002. The net special charges amounted to $79.6 million pre-tax ($21.6 million included in cost of sales and $58.0 million included in operating expenses) and $62.1 million after-tax.

(2)	Excludes the impact of Avnet’s adoption of Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets,” on June 30, 2001, the first day of Avnet’s fiscal year 2002. SFAS 142, which requires that ratable amortization of goodwill be replaced with periodic tests for goodwill impairment, resulted in a transition impairment charge recorded by Avnet of $580.5 million. This charge is reflected as cumulative change in accounting principle in the consolidated statements of operations. Including the cumulative effect of change in accounting principle, Avnet recorded a net loss of $664.9 million in the year ended June 28, 2002 and a net loss of $602.3 million in the six months ended December 28, 2001.

(3)	Includes the impact of incremental special charges related to the acquisition and integration of Kent, which was accounted for as a “pooling-of-interests,” and other integration, reorganization and cost cutting initiatives taken in response to business conditions. The special charges amounted to $327.5 million pre-tax ($80.6 million included in cost of sales and $246.9 million included in operating expenses) and $236.7 million after-tax.

(4)	Includes special charges associated with: (a) the integration of Marshall Industries, Eurotronics B.V. and the SEI Macro Group into EM, (b) the integration of JBA Computer Solutions into CM North America, (c) the reorganization of EM Asia, (d) the reorganization of EM’s European operations, including costs related to the consolidation of EM’s European warehousing operations, and (e) costs incurred in connection with certain litigation brought by Avnet. The total special charges for fiscal 2000 amounted to $49.0 million pre-tax and $30.4 million after-tax.

(5)	Includes the net gain on exiting the printed catalog business recorded in the fourth quarter of fiscal 1999 offset by special charges recorded in the first quarter associated with the reorganization of Avnet’s EM operations in Europe. The net positive effect on fiscal 1999 income before income taxes and net income was $183.0 million and $64.0 million, respectively.

(6)	Includes the net negative impact of $14.9 million pre-tax and $12.5 million after-tax from (a) the gain on the sale of Channel Master of $33.8 million pre-tax and $17.2 million after-tax, (b) costs relating to the divestiture of Avnet Industrial, the closure of Avnet’s corporate headquarters in Great Neck, New York, and the anticipated loss on the sale of Avnet-owned real estate, amounting to $13.3 million pre-tax and $8.5 million after-tax, and (c) incremental special charges associated with the reorganization of Avnet’s EM operations in the Americas, amounting to $35.4 million pre-tax and $21.2 million after-tax.

(7)	Includes the impact of incremental special charges recorded in connection with Avnet’s continuing cost reduction initiatives. The charges relate to (a) severance for workforce reductions, (b) reserves for non-cancelable lease obligations, write-downs of the carrying value of owned facilities and write-downs of owned assets located in the leased and owned facilities, all of which were identified by management to be consolidated into other existing Avnet facilities, and (c) costs related to write-offs of certain capitalized IT-related initiatives. The special charges amounted to $106.7 million pre-tax (all of which is included in selling, general and administrative expenses) and $65.7 million after tax.

(8)	The calculation of the ratio of earnings to fixed charges includes the impact of the incremental special items described in Notes 1, 3, 4, 5, 6 and 7 above. Had the special charges incurred in fiscal 2002 been excluded from the calculation, earnings would have been deficient in covering fixed charges by $41.2 million. Had the special items related to the six months ended December 27, 2002 and fiscal years 2001, 2000, 1999 and 1998 been excluded from these calculations, the ratio of earnings to fixed charges in those periods would have been 1.2x, 3.0x, 4.0x, 3.7x and 6.5x, respectively.

(9)	EBITDA represents earnings (loss) before other income, interest expense, income taxes and depreciation and amortization expense. Adjusted EBITDA represents EBITDA excluding special items. Special items include reorganization and acquisition integration costs, impairment charges related to Avnet’s non-consolidated investments and other special items. Management and investors have found information such as EBITDA and Adjusted EBITDA to be useful as a measure of Avnet’s ability to satisfy principal and interest obligations on its debt and to provide cash for other purposes. EBITDA and Adjusted EBITDA do not represent, and should not be considered a substitute for, income (loss) from operations, net income (loss), operating cash flows or other measures of performance prepared in accordance with accounting principles generally accepted in the United States. Avnet’s definitions of EBITDA and Adjusted EBITDA may not be comparable to those reported by other companies and do not correspond to definitions of consolidated cash flow.

The computation of EBITDA and Adjusted EBITDA for each of the respective periods is as follows:

	Fiscal Years Ended					Six Months Ended

	June 28,	June 29,	June 30,	July 2,	June 26,	Dec. 27,	Dec. 28,
	2002(a)	2001	2000	1999	1998	2002(a)	2001

	(Dollars in Millions)
Earnings (loss) before income taxes	$(120.8)	$87.3	$283.7	$385.1	$291.5	$(95.9)	$(40.0)
Add back:
Interest expense	124.6	191.9	94.8	62.6	45.2	51.3	71.2
Depreciation and amortization expense	103.9	119.4	83.5	57.4	55.4	47.7	46.7
Less:
Other income, net	6.8	25.5	10.5	13.0	9.4	10.6	3.8

EBITDA	100.9	373.1	451.5	492.1	382.7	(7.5)	74.1
Reorganization charges	13.7	127.3	14.6	69.2	48.7	106.7	—
Acquisition integration costs	29.7	157.3	31.7	—	—	—	—
Impairment of investments	36.2	42.9	—	—	—	—	—
Other non-recurring charges (gains)	—	—	2.7	(252.2)	(33.8)	—	—

Adjusted EBITDA	$180.5	$700.6	$500.5	$309.1	$397.6	$99.2	$74.1

(a)	See footnote (2) on page S-23.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

      For an understanding of the significant factors that influenced Avnet’s performance during the past three fiscal years and the first six months of fiscal 2003, the following discussion should be read in conjunction with the consolidated financial statements, including the related notes, and other information appearing elsewhere in this prospectus supplement. The fiscal 2001 acquisition of Kent Electronics Corporation (“Kent”), which has been accounted for as a “pooling-of-interests” and is more fully described below under the caption “Business,” materially impacts the nature of the reported results for the years prior to fiscal 2002 presented herein. In addition, the severe economic downturn in the technology markets in which Avnet competes is also a material contributor to the financial results discussed in this management’s discussion and analysis.

      Since the second quarter of Avnet’s fiscal 2001, technology markets have been severely impacted by a global economic and industry downturn. This downturn in the technology markets is primarily a consequence of several economic and geopolitical forces: weakened financial markets following the collapse within the dot com industry and other recent significant business failures; weak global demand for IT capital equipment following on the heels of the Y2K and dot com infrastructure buildup; a severe oversupply of electronic components (specifically semiconductors — the worldwide semiconductor industry experienced its worst performance in annual revenue trends in calendar 2001, registering a 32% decline in revenues according to the Semiconductor Industry Association); and an uncertain geopolitical climate precipitated by the events of September 11, 2001. These events have impacted, to varying degrees, all facets of the technology markets in which Avnet competes.

      Please note that unless otherwise specifically indicated, references herein to any particular year or quarter are to Avnet’s fiscal year periods. Avnet’s fiscal year ends on the Friday closest to June 30.

Organizational Developments

      Brian Hilton, president of Avnet’s Electronics Marketing Group (“EM”), retired from Avnet effective June 28, 2002 in conjunction with the close of the fiscal year. Andrew Bryant, a 22-year Avnet employee and prior president of Avnet’s Computer Marketing Group (“CM”), was appointed the new global president of EM. Richard Hamada, a 20-year Avnet employee, was promoted to president of CM worldwide. Mr. Hamada was the president of CM’s largest division prior to assuming his new responsibilities. The change in responsibilities for Messrs. Bryant and Hamada took place in January 2002 in order to ensure a smooth transition prior to Mr. Hilton’s retirement.

Critical Accounting Policies

      Avnet’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires Avnet to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. These estimates and assumptions are based upon Avnet’s continuous evaluation of historical results and anticipated future events. Actual results may differ from these estimates under different assumptions or conditions.

      The Securities and Exchange Commission defines critical accounting polices as those that are, in management’s view, most important to the portrayal of Avnet’s financial condition and results of operations and those that require significant judgments and estimates. Avnet does not consider revenue recognition to be a critical accounting policy due to the nature of its business in which revenues are generally recognized upon the actual shipment of product. Accordingly, other than for estimates related to possible returns of products from customers, discounts or rebates, the recording of revenue does not require significant judgments or estimates. Furthermore, revenues and anticipated profits from long-term contracts, which are recorded on a percentage of completion basis, are not material to the consolidated results of operations of Avnet.

      Management believes that Avnet’s most critical accounting policies relate to:

      Valuation of Receivables: Avnet maintains an allowance for doubtful accounts for estimated losses resulting from customer defaults. Bad debt reserves are recorded based upon historic default averages as well as through the creation of reserves established for specific customers deemed marginal in their ability to pay based upon contemporaneous factors. In general, if the financial condition of a customer were to deteriorate, resulting in an impairment of that customer’s ability to make payments to Avnet, additional reserves may be required.

      Valuation of Inventories: Inventories are recorded at the lower of cost (first in — first out) or estimated market value. Avnet’s inventories include high-technology components, embedded systems and computing technologies sold into rapidly changing, cyclical and competitive markets whereby such inventories may be subject to early technological obsolescence.

      Avnet evaluates inventories for excess, obsolescence or other factors that may render inventories unmarketable at normal margins. Write-downs are recorded so that inventories reflect the approximate net realizable value and take into account Avnet’s contractual provisions with its suppliers governing price protection, stock rotation and return privileges relating to obsolescence. Because of the large number of transactions and the complexity of managing the process around price protections and stock rotations, estimates are made regarding adjustments to the carrying amount of inventories. Additionally, assumptions about future demand, market conditions and decisions to discontinue certain product lines can impact the decision to write down inventories. If assumptions about future demand change or actual market conditions are less favorable than those projected by management, additional write-downs of inventories may be required. In any case, actual values could be different from those estimated.

      Accounting for Income Taxes: Management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against net deferred tax assets. The carrying value of Avnet’s net foreign operating loss carry-forwards is dependent upon its ability to generate sufficient future taxable income in certain tax jurisdictions. In addition, Avnet considers historic levels of income, expectations and risk associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing a tax valuation allowance. Should Avnet determine that it is not able to realize all or part of its deferred tax assets in the future, a valuation allowance is recorded against the deferred tax assets with a corresponding charge to income in the period such determination is made.

      Special and Acquisition-Related Charges: Avnet has been subject to the financial impact of integrating acquired businesses and charges related to business reorganizations. In connection with such events, management is required to make estimates about the financial impact of such matters that are inherently uncertain. Accrued liabilities and reserves are established to cover the cost of severance, facility consolidation and closure, lease termination fees, inventory adjustments based upon acquisition-related termination of supplier agreements and/or the re-evaluation of the acquired working capital assets (inventory and accounts receivable), change-in-control expenses, and write-down of other acquired assets including goodwill. Actual amounts incurred could be different from those estimated.

      Additionally, in assessing Avnet’s goodwill for impairment in accordance with the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets,” Avnet is required to make significant assumptions about the future cash flows and overall performance of its reporting units. Should these assumptions or the structure of the reporting units change in the future based upon market conditions or changes in business strategy, Avnet may be required to record additional impairment charges to its remaining goodwill. See Note 6 to Avnet’s consolidated financial statements located elsewhere in this prospectus supplement for further discussion of SFAS 142 and Avnet’s transitional and annual impairment tests.

      Contingencies and Litigation: Avnet is involved in various legal proceedings and other claims related to environmental, labor, product and other matters, all of which arise in the normal course of business. Avnet is required to assess the likelihood of any adverse judgment or outcome to these matters, as well as the range of potential losses. A determination of the reserves required, if any, is made after careful analysis by management and internal and, if necessary, external counsel. The required reserves may change in the future due to related developments or a change in circumstances. Changes to reserves could increase or decrease earnings in the period the changes are effective.

Recently Issued Accounting Pronouncements

      In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS No. 143 became effective for Avnet beginning on June 29, 2002 (the first day of fiscal 2003) and provides new criteria for the measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The adoption of SFAS 143 did not have a material effect on Avnet’s consolidated financial statements.

      In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 became effective for Avnet beginning on June 29, 2002. SFAS No. 144 amends and supersedes SFAS No. 121 (“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” However, SFAS 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 also amends and supersedes previous guidance on reporting for discontinued operations. The adoption of SFAS 144 did not have a material effect on Avnet’s consolidated financial statements.

      In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 supersedes former guidance addressing the financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured when the liability is incurred (as opposed to upon the date of an entity’s commitment to a plan as provided for under previous guidance). The provisions of SFAS 146 will be effective for any exit or disposal activities that are initiated by Avnet after December 31, 2002.

      In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 addresses the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for Avnet in its quarter ended December 27, 2002. The liability recognition requirements will be applicable prospectively to all guarantees issued or modified after December 31, 2002.

Results of Operations — Second Quarters and First Halves Ended December 27, 2002 and December 28, 2001

     Sales

      The table below provides period sales for the Company and its operating groups:

Period Sales by Operating Group and Geography

			Sequential		Year-Year
	Q2-03	Q1-03%		Q2-02%
	(Dec – 02)	(Sep – 02)	Change	(Dec – 01)	Change

	(Dollars in Thousands)
Avnet, Inc.	$2,346,665	$2,173,890	7.9%	$2,359,850	(0.6)%
EM	1,204,074	1,241,766	(3.0)	1,171,915	2.7
CM	682,910	532,210	28.3	704,797	(3.1)
AC	459,681	399,914	14.9	483,138	(4.9)
EM
Americas	$584,830	$661,800	(11.6)%	$675,129	(13.4)%
EMEA	405,948	394,001	3.0	358,988	13.1
Asia	213,296	185,965	14.7	137,798	54.8
CM
Americas	$567,947	$440,303	29.0%	$559,669	1.5%
EMEA	105,455	81,706	29.1	135,435	(22.1)
Asia	9,508	10,201	(6.8)	9,693	(1.9)
AC
Americas	$161,005	$171,006	(5.8)%	$212,267	(24.1)%
EMEA	278,722	213,510	30.5	251,676	10.7
Asia	19,954	15,398	29.6	19,195	4.0
Totals by Region
Americas	$1,313,782	$1,273,109	3.2%	$1,447,065	(9.2)%
EMEA	790,125	689,217	14.6	746,099	5.9
Asia	242,758	211,564	14.7	166,686	45.6

      The electronic component and computer industries continued operating through a stable, but relatively weak technology marketplace during the second quarter of fiscal 2003. A large portion of Avnet’s revenues come from sales of semiconductors, which are highly cyclical. Avnet’s sales, specifically within EM, closely follow the strength or weakness of the semiconductor market. Consolidated sales of $2.35 billion were down $13.2 million, or 0.6%, in comparison with the prior year second quarter consolidated sales of $2.36 billion.

      EM sales of $1.20 billion in the second quarter of fiscal 2003 were up $32.2 million, or 2.7%, over the prior year second quarter. The largest contributor to this growth in EM sales was significantly stronger sales results in Asia, as more moderate growth in EMEA was offset by weaker sales in the Americas. The $75.5 million, or 54.8%, year-over-year growth in EM sales in Asia is indicative of that region’s continually growing presence in the electronic component and computer products industry, which is further discussed below. Worldwide CM sales of $682.9 million were down $21.9 million, or 3.1%, mostly due to declines in EMEA, and AC sales of $459.7 million were down $23.5 million, or 4.9%, mostly due to declines in the Americas. The year-over-year declines in the two computer groups offset the gains for EM discussed above.

      Avnet’s second fiscal quarter is traditionally the strongest quarter for the two computing businesses (CM and AC). The sequential improvement in these two groups helped to yield a $172.8 million, or 7.9%, increase in consolidated sales as compared to the first quarter of fiscal 2003. CM worldwide sales of $682.9 million were up $150.7 million, or 28.3%, as compared with the first quarter of fiscal 2003. This increase was due primarily to strength in CM’s computer hardware, storage and software product lines. AC worldwide sales of $459.7 million were up $59.8 million, or 14.9%, as compared with the first quarter of fiscal 2003. These increases were due primarily to strong demand for microprocessors, which was most evident in EMEA and Asia. These regional sequential improvements in AC were offset in part by a decline in the Americas, which is attributable primarily to management’s strategic decision to exit some low-profit, low return-on-capital-employed business relationships. The sequential quarterly increases at CM and AC more than offset the worldwide sequential decline in EM sales of $37.7 million, or 3.0%. EM’s sequential decline is most evident in the Americas due to continued weakness in demand for components, which was compounded by the decision of many OEMs to shut down their manufacturing operations in advance of and through the year-end holidays. Sequential improvement in EMEA and Asia helped to offset a portion of the decline in the Americas, with the strength of Asia due primarily to healthier markets driven by strong demand in the consumer and automotive markets served by OEMs in Asia.

      As a result of the growth of Avnet’s foreign sales as a percentage of consolidated sales, Avnet’s business is increasingly exposed to risks of operating internationally. During the second quarter of fiscal 2003, revenue by region depicts the continued relative importance of the Asia region, which increased to 10.3% of consolidated sales across all three operating groups, up from 7.1% in the same quarter of fiscal 2002. The Company expects the Asia region to continue to be a primary growth driver for Avnet as this region is becoming a more vital link in the technology supply chain. As a result, the trend of growth of the Asia region as a percentage of consolidated sales will likely continue as the Company continues to invest in that region, specifically in the Peoples’ Republic of China, where the Company continues to enhance its already established position. As a result of the 2001 acquisition of Sunrise Technology Ltd. and the organic growth of Avnet’s existing businesses in the Peoples Republic of China and other parts of Asia, management feels Avnet is well positioned to capitalize on the transition of Americas-based OEM customers to Asia.

      Consolidated sales for the first half of fiscal 2003 were $4.52 billion, down slightly by $40.5 million, or 0.9%, as compared with $4.56 billion in the first half of fiscal 2002. EM sales of $2.45 billion for the first half of fiscal 2003 were up $36.3 million, or 1.5%, as compared with the first half of fiscal 2002. CM sales of $1.22 billion and AC sales of $859.6 million in the first half of fiscal 2003 were down 4.8% and 1.7%, respectively, as compared with the prior year first half sales for these operating groups.

     Gross Profit Margins

      Consolidated gross profit margins for the second quarter of fiscal 2003 of 13.45% were essentially flat in comparison to the 13.50% gross profit margins in the second quarter of fiscal 2002. Gross profit margins were down sequentially by 24 basis points from 13.69% in the first quarter of fiscal 2003. The sequential decline in consolidated gross profit margin was attributable to the increased volume of lower gross profit margin computer product sales from the CM and AC business units. EM accounted for 51.3% of consolidated sales in the second quarter of fiscal 2003 and the combined computer businesses of CM and AC accounted for the remaining 48.7%. This compares with EM accounting for 57.1% of consolidated sales in the first quarter of fiscal 2003 with the combined computer businesses accounting for the remaining 42.9%.

      The mix-of-business shift in favor of the computer products businesses is indicative of the intensely cyclical nature of the electronic component industry. During the peak of the last semiconductor up-cycle (the third quarter of fiscal 2000 through the fourth quarter of fiscal 2001), EM accounted for approximately 67% of consolidated revenues, as compared with the down-cycle time period (the first quarter of fiscal 2002 through the current quarter) where EM has accounted for approximately 54% of consolidated revenues. During these same periods, average gross profit margins were 15.12% during the cycle peak and 13.82% during the cycle trough — a difference of 130 basis points due to the shift in mix-of-business. Management expects that relatively higher gross profit margins previously enjoyed during the last up-cycle are achievable again once the current industry down-cycle comes to an end and the components business again represents a larger share of consolidated revenues.

      Consolidated gross profit margins in the first half of fiscal 2003 were 13.56% as compared with 13.79% in the first half of fiscal 2002. This 23 basis point decrease in gross profit margins is due to the same mix-of-business issue described above.

     Operating Expenses

      Operating expense, before special charges further discussed below, totaled $284.0 million ($390.8 million including special charges) for the second quarter of fiscal 2003 as compared with $294.8 million in the second quarter of fiscal 2002 and $277.7 million in the prior sequential quarter. The decline in operating expenses from the prior year second quarter is primarily a result of the Company’s ongoing cost reduction initiatives further discussed below, much of which resulted from certain reorganizations of the Company’s operations that took place during the fourth quarter of fiscal 2002. These cost reductions are offset in part by a stronger Euro in the current fiscal year. On a sequential basis, the slightly higher operating expenses in the second quarter of fiscal 2003 are primarily a result of the favorable impact in the first quarter of fiscal 2003 related to the resolution of certain purchase price contingencies associated with the acquisition of the VEBA Electronics Group (consisting of EBV, WBC, Atlas Logistics and RKE Systems, collectively the “VEBA Group”). This resolution resulted in a refund of approximately $6.5 million to Avnet from the seller of the VEBA Group representing a portion of the amount paid at closing. This refund was recorded as a reduction of operating expenses as the goodwill related to the VEBA Group had been written off during fiscal 2002 upon the adoption of Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” Excluding the impact of this item, operating expense dollars are essentially flat on a sequential quarterly basis as a portion of the benefit of the cost cutting actions described below were offset by higher expenses to support the significantly higher sales and gross profits during the second quarter of fiscal 2003.

      Operating expenses, before special charges, as a percentage of sales in the second quarter of fiscal 2003 were 12.1%, down from 12.5% in the second quarter of fiscal 2002 and 12.8% in the prior sequential quarter. Including special charges, operating expenses in the second quarter of fiscal 2002 were 16.7% of sales. The decline in operating expenses as a percentage of sales is a result of ongoing expense reduction plans implemented during this and prior quarters. Beginning with the second quarter of fiscal 2001, management has reduced quarterly operating expenses, before special charges, by nearly $75.0 million per quarter. If the impact of the change in foreign currency exchange rates on the translation of foreign currency denominated financial statements into U.S. dollars since the second quarter of fiscal 2001 were excluded, the savings would total approximately $89.0 million per quarter. This reduction takes into account a pro forma adjustment of $15.7 million to increase the actual reported expenses in the second quarter of fiscal 2001 to account for the impact of the operations of the VEBA Group, which were acquired partway through that quarter. Additionally, the pro forma adjustments to operating expenses remove the goodwill amortization expense of $8.8 million for periods prior to the beginning of fiscal 2002, the Company’s adoption date for SFAS 142, in order to be consistent with the current method of accounting under SFAS 142 whereby goodwill is no longer amortized.

      During the second quarter of fiscal 2003, the Company executed certain actions as part of its ongoing cost reduction initiatives and, accordingly, recorded a special charge totaling $106.7 million pre-tax, $65.7 million after tax, or $0.55 per diluted share for the second quarter and for the year to date. The entire pre-tax charge is included in selling, general and administrative expenses in the accompanying statements of operations. The charge consisted of severance costs ($21.7 million pre-tax), charges related to the consolidation of selected facilities ($37.3 million pre-tax) and charges related to certain IT-related initiatives ($47.7 million pre-tax).

      Severance costs and charges related to the consolidation of selected facilities were taken during the quarter in response to the current business environment. During the quarter, management identified a number of facilities worldwide to be consolidated into other existing facilities. The charges relate to reserves for remaining non-cancelable lease obligations, write-downs of the carrying value of certain owned facilities and write-downs of owned assets located in the applicable leased and owned facilities. Additionally, workforce reductions at these and other facilities worldwide resulted in terminations of more than 750 personnel and the related severance charges.

      Also during the second quarter of fiscal 2003, management evaluated and elected to discontinue a number of IT-related initiatives that, in light of recent business restructurings, no longer meet the Company’s return on investment standards for continued use or development. The charges relate to the write off of capitalized hardware, software and software licenses.

      Management estimates that future annualized cost reductions from the special charge activity in the second quarter of fiscal 2003 will be in excess of $90 million on an annualized basis. Of that amount, approximately $80 million of annualized expenses were removed from the business during the quarter ended December 27, 2002 and will thus be reflected in the Company’s third fiscal quarter results with the remaining annualized impact taking effect in full during the fourth quarter of fiscal 2003.

      Of the special charge of $106.7 million, $59.0 million represented non-cash writedowns and $47.7 million requires the use of cash, of which $6.8 million had been expended as of December 27, 2002. The unutilized portion of the fiscal 2003 special charge at December 27, 2002 relates to severance accruals, substantially all of which are expected to be utilized by the end of fiscal 2003, and contractual lease commitments, substantially all of which are scheduled to be utilized by the end of fiscal 2006. The unutilized portion of special charges recorded prior to fiscal 2003 relate primarily to contractual lease commitments, substantially all of which are scheduled to be utilized by the end of fiscal 2007.

      Operating expenses, before special charges, for the first half of fiscal 2003 were $561.7 million ($668.4 million including special charges) down significantly as compared with $601.7 million in the first half of fiscal 2002. This 6.7% decrease in operating expenses exceeded the pace of the 0.9% decline in consolidated sales over the same comparative periods. As a result, consolidated operating expenses, before special charges, as a percentage of consolidated sales were 12.4% in the first half of fiscal 2003 as compared with 13.2% in the first half of fiscal 2002.

     Operating Income (Loss)

      The following table provides consolidated and group operating income (loss) margins, before and after special charges, for the December 2002 quarter and compares these results to prior sequential and year-over-year quarterly results.

Quarterly Operating Income (Loss) Margin Analysis

By Operating Unit

			Sequential		Year-Year
	Q2-03	Q1-03	Basis Point	Q2-02	Basis Point
	(Dec – 02)	(Sep – 02)	Change	(Dec – 01)	Change

Before Special Charges
Avnet, Inc.	1.35%	0.92%	43	1.01%	34
EM	1.87	1.18	69	(0.15)	202
CM	2.35	1.34	101	3.27	(92)
AC	1.22	0.82	40	3.51	(229)
After Special Charges
Avnet, Inc.	(3.20)%	0.92%	(412)	1.01%	(421)
EM	(5.11)	1.18	(629)	(0.15)	(496)
CM	(0.45)	1.34	(179)	3.27	(372)
AC	0.74	0.82	(8)	3.51	(277)

      Consolidated operating income, before special charges, was $31.6 million (1.35% of consolidated sales) in the second quarter of fiscal 2003 as compared to $23.8 million (1.01% of consolidated sales) in the second quarter of fiscal 2002 and $20.0 million (0.92% of consolidated sales) in the prior sequential quarter.

Including special charges incurred in the second quarter of fiscal 2003, the Company recorded an operating loss of $75.2 million, or 3.20% of consolidated sales.

      Consolidated operating income, before special charges, was $51.5 million (1.14% of consolidated sales) in the first half of fiscal 2003 as compared to $27.4 million (0.60% of consolidated sales) in the first half of fiscal 2002. Including special charges incurred in the second quarter of fiscal 2003, the Company recorded an operating loss of $55.2 million (1.2% of consolidated sales) in the first half of fiscal 2003. This improvement in operating income and operating income margin, before special charges, during the comparative first halves is also indicative of the cost reduction efforts discussed previously.

     Interest Expense

      Interest expense of $24.3 million for the second quarter of fiscal 2003 was down significantly from $33.1 million in the prior year second quarter and down from $27.0 million in the prior sequential quarter. The Company has experienced interest expense reductions in six of the last seven quarters, with five consecutive quarterly reductions in interest expense prior to the slight increase in the first quarter of fiscal 2003 as compared with the fourth quarter of fiscal 2002. These reductions are attributed specifically to the significant reductions of debt and, to a lesser extent, lower interest rates. Since the end of December 2000, the Company has reduced total debt by approximately $1.88 billion, including amounts outstanding under the accounts receivable securitization program as debt. This debt reduction has had a similar impact on the interest expense for the first half of fiscal 2003, which was $51.3 million, as compared to $71.2 million in the first half of fiscal 2002.

Net Income (Loss) Before Cumulative Effect of Change in Accounting Principle

      The following table summarizes the Company’s net income (loss), both before and after special charges and the cumulative effect of change in accounting principle, for the December 2002 quarter in comparison to prior sequential and year-over-year results:

Quarterly Net Income (Loss)

	Q2-03	Q1-03	Q2-02
	(Dec – 02)	(Sep – 02)	(Dec – 01)

	(Thousands, except per share
	information)
Before special charges
Net income (loss)	$7,092	$(488)	$(2,576)
Per share basis:
Basic and diluted	$0.06	$—	$(0.02)
After special charges
Net loss	$(58,657)	$(488)	$(2,576)
Per share basis:
Basic and diluted	$(0.49)	$—	$(0.02)

      As a result of the operational performance and other factors described in preceding sections of this MD&A, the consolidated net income, excluding special charges, for the second quarter of fiscal 2003 was $7.1 million or $0.06 per share on a diluted basis. This compares with a second quarter fiscal 2002 loss of $2.6 million, or $0.02 per share on a diluted basis and a net loss of $0.5 million, essentially breakeven on a per diluted share basis, in the prior sequential quarter.

      Net income, before special charges, was $6.6 million for the first half of fiscal 2003, or $0.06 per share on a diluted basis. This compares with a loss, excluding the cumulative effect of change in accounting principle associated with the adoption of SFAS 142, of $21.8 million, or $0.18 per share on a diluted basis, in the first half of fiscal 2002. Including the cumulative effect of change in accounting principle, the

Company recorded a net loss of $602.3 million, or $5.10 per share on a diluted basis, in the first half of fiscal 2002.

     Cash Flow

      During the first half of fiscal 2003, cash generated from income before depreciation, amortization, deferred taxes and other non-cash items (including provisions for doubtful accounts and non-cash special charges) totaled $64.6 million. During that period, $386.4 million was generated by reductions in working capital (excluding cash and cash equivalents), resulting in net cash flow from operations of $451.0 million. In addition, the Company used $13.2 million for other normal business operations including purchases of property, plant and equipment ($16.1 million) net of cash generated by other items ($2.9 million). This resulted in $437.8 million, net, being generated from normal business operations. Also during the first half of fiscal 2003, the Company used $1.9 million for acquisitions. This overall net generation of cash of $435.9 million was used to repay $150.0 million under the accounts receivable securitization program and to repay $259.4 million in debt with a resulting net increase in cash and cash equivalents of $26.5 million.

Results of Operations — Fiscal Years Ended June 28, 2002, June 29, 2001 and June 30, 2000

      The table below provides a year-over-year summary of the results from operations for Avnet and its operating units.

Three-Year Operating Unit Analysis: Sales and Operating Income (Loss)

	Years Ended						Percent Change

	June 28,	% of	June 29,	% of	June 30,	% of	2002 to	2001 to
	2002	Total	2001	Total	2000	Total	2001	2000

	(Dollars in Millions)
Sales by Operating Unit:
EM	$4,841.9	54.3%	$8,286.6	64.7%	$7,105.2	71.7%	(41.6)%	16.6%
CM	2,399.2	26.9%	2,855.6	22.3%	2,139.4	21.6%	(16.0)%	33.5%
AC	1,679.1	18.8%	1,671.8	13.0%	670.4	6.7%	0.4%	149.4%

	$8,920.2		$12,814.0		$9,915.0		(30.4)%	29.2%

Sales by Geographic Area:
Americas	$5,295.2	59.4%	$8,746.0	68.3%	$7,420.9	74.9%	(39.5)%	17.9%
EMEA	2,900.3	32.5%	3,511.6	27.4%	2,055.9	20.7%	(17.4)%	70.8%
Asia	724.7	8.1%	556.4	4.3%	438.2	4.4%	30.2%	27.0%

	$8,920.2		$12,814.0		$9,915.0		(30.4)%	29.2%

Operating Income (Loss) by Operating Unit:
EM	$22.7		$532.3		$421.7		(95.7)%	26.2%
CM	63.0		86.4		57.9		(27.1)%	49.2%
AC	42.8		63.9		20.5		(33.0)%	211.7%
Corporate	(51.9)		(101.4)		(83.1)		48.8%	(22.0)%

Operating income before special charges	76.6		581.2		417.0		(86.8)%	39.4%
Special charges	(79.6)		(327.5)		(49.0)		75.7%	(568.4)%

	$(3.0)		$253.7		$368.0		(101.2)%	(31.1)%

      The results of operations for 2002 reflected dramatically different results from the prior year across nearly every category of operational performance. Similarly, the first half of 2001 was substantially different than the second half as the significant decline in market conditions referenced previously began in the December 2000 quarter (the second quarter of fiscal 2001). The results for the first half of 2001 reflected a strong electronic component distribution industry where Avnet posted both record revenues and earnings. The results for the second half of 2001 and all of 2002 were then negatively affected by an abrupt and severe downturn in the electronic components industry, compounded by a general slowdown in the global economic environment. Avnet’s results reflect these factors as, despite revenue growth and operating income growth before special items over the course of both 2000 and 2001, Avnet experienced declines in revenues, gross profit margins, operating income margins, net income margins, and for the first time in over four decades, recorded a net loss from continuing operations in 2002.

      Most significantly impacted was EM, which showed significant deterioration in both sales and operating income (before special charges) in 2002 as compared with 2001 and 2000. The dramatic drop in sales in 2002 was directly related to the sharp decline in semiconductor sales on a global level. This may also be indicative of a technology industry shift in revenue mix away from the Americas, which declined year-over-year, partly toward the Asia region where Avnet’s 2002 operations were also bolstered by the acquisition of Sunrise Technology Ltd. late in 2001.

      Avnet’s operations were impacted by the economic downturn in a number of areas. Revenues continued to be depressed compared with prior year levels due primarily to excess inventory in the supply chain combined with widespread weak demand across the technology segments served by Avnet. This impact has been compounded by pricing pressures within the supply chain, common to the industry in a down-cycle, which have also kept profits at suppressed levels. The combination of these factors led to substantially reduced gross profit dollars in 2002. The rapid decline in gross profit dollars occurred at a rate greater than operating expenses could be removed from the business and, as a result, each operating group experienced significant declines in operating income in 2002 as compared with 2001. In addition, operating losses occurred within EM in the first and second quarters of 2002 and within AC during the fourth quarter of 2002.

     Sales

      On a year-over-year basis, Avnet completed 2002 with sales of $8.92 billion, down 30.4%, or $3.89 billion, from the record sales of $12.81 billion recorded in 2001. As discussed above, the decrease in consolidated sales was due primarily to the confluence of global and domestic economic forces that caused the severe downturn in the technology markets Avnet serves. EM sales of $4.84 billion and CM sales of $2.40 billion which, combined, represented over 80% of Avnet’s consolidated revenues in 2002, were down from 2001 levels by 41.6% and 16.0%, respectively. AC sales of $1.68 billion in 2002 increased marginally by 0.4% from 2001 due primarily to growth in its European operations (affected, in part, by a full year of operations of RKE Systems in 2002, acquired as part of the VEBA Group acquisition) as well as marginally positive growth in Asia.

      Consolidated sales for 2001 of $12.81 billion were up $2.90 billion, or 29.2%, as compared with 2000. A significant portion of the increase in sales was primarily due to the robust market conditions that existed through the December 2000 timeframe, especially in the telecommunications sectors being fueled by the dot com infrastructure buildup, and the impact of acquisitions. EM sales represented 64.7% of Avnet’s consolidated sales in 2001, down from 71.7% in 2000. However, revenue dollars at EM year-over-year grew to record levels of $8.29 billion in 2001, an increase of $1.18 billion, or 16.6%, over sales of $7.11 billion in 2000. This continued increase in sales was due primarily to the impact of acquisitions (the VEBA Group of companies and the first full year of operations of Marshall Industries and SEI Macro Group) and the strengthening of business conditions in the electronics component distribution market. CM achieved a $716.2 million, or 33.5%, increase in sales from $2.14 billion in 2000 to $2.86 billion in 2001. The continued growth rate was primarily impacted by the acquisition of Savoir Technology Group, Inc. and by growth in sales of enterprise IT equipment and services that accompanied the dot com infrastructure buildup in larger companies in the industry that comprise a significant portion of the CM customer base. EM and CM sales for 2000 include $368 million of AC sales recorded prior to the period when AC was separated into its own operating group, making AC global sales approximately $1.04 billion on a pro forma basis for 2000.

     Special Charges

      Avnet recorded a number of special charges during the last three fiscal years. These charges relate primarily to three items: (1) the change in accounting principle further discussed in “Change in Accounting Principle — Goodwill” in this Management’s Discussion and Analysis and in Note 6 to Avnet’s consolidated financial statements for the year ended June 28, 2002; (2) charges stemming from the acquisition and integration of newly acquired businesses; and (3) the reorganization of operations in each of the three major regions of the world in which Avnet operates and other non-recurring items, generally taken in response to business conditions at the time of the charge. Management believes that Avnet’s future results of operations will continue to benefit from the cost savings resulting from its acquisitions and integrations of new businesses and reorganizations, and that the impact of these activities on liquidity and sources and uses of capital will not be material.

Summary of Special Charges

(Thousands)

			Pre-Tax	After-Tax
Year	Quarter	Category	Charge	Charge

2002	Q4	Write-down of certain acquired Kent assets	$29,734	$17,974
		Reorganization charges	13,712	8,289
		Impairment of Internet investments	36,177	35,821

		Total for Year	$79,623	$62,084

2001	Q4	Kent acquisition and integration costs	$157,331	$130,609
		Reorganization charges	127,274	80,302
		Impairment of Internet investments	42,880	25,781

		Total for Year	$327,485	$236,692

2000	Q3	EBV and SEI Macro integration costs	$10,120	$6,073
		JBA Computer Solutions integration costs	3,146	1,870
		Reorganization charges	1,557	934
	Q2	Marshall integration costs	18,413	10,951
		Reorganization charges	6,918	5,016
		Litigation Charges	2,699	1,606
	Q1	Reorganization charges	6,111	3,976

		Total for Year	$48,964	$30,426

      See also Note 17 to Avnet’s consolidated financial statements for the year ended June 28, 2002 for a detail of activity within the special charge accounts during the past three years.

      In the fourth quarter of 2002, Avnet recorded a special charge representing a write-down in value of certain assets acquired in the 2001 acquisition of Kent and certain other charges taken in response to business conditions. The special charge totaled $79.6 million pre-tax ($21.6 million included in cost of sales and $58.0 million included in operating expenses) and $62.1 million after tax, or $0.52 per share on a diluted basis for the fourth quarter and the year.

      The Kent-related items resulted from the acquisition of Kent being accounted for using the “pooling-of-interests” method of accounting. Under this method, items that normally would have been reflected as adjustments to goodwill as opening balance sheet adjustments if the purchase method of accounting could have been used were instead recorded to Avnet’s consolidated statement of operations. These items amounted to $29.7 million pre-tax and related primarily to write-downs to the value of receivables considered uncollectible ($8.2 million), excess and obsolete inventory ($21.6 million) and property, plant and equipment and non-cancelable lease obligations ($15.9 million) acquired in the Kent acquisition, net of approximately $16.0 million pre-tax in cash recoveries of certain charges recorded as part of the special charges taken in the fourth quarter of 2001. The write-downs of Kent-related assets were recorded at the earliest date that management had sufficient information to evaluate the recoverability of the assets in order to conclude that a write-down was necessary to record the assets at their net realizable value.

      The remaining pre-tax special charge recorded in the fourth quarter of 2002, amounting to $49.9 million, includes an impairment charge of $36.2 million pre-tax to write-down certain of Avnet’s investments in unconsolidated Internet-related businesses to their fair market value and $13.7 million pre-tax for severance charges taken for workforce reductions of approximately 850 personnel announced during the fourth quarter. The impairments recorded to Avnet’s investments are considered capital losses for tax purposes and are therefore only deductible to the extent Avnet has available capital gains. As there are no capital gains to offset these losses currently or forecasted in the foreseeable future, Avnet generally has not recorded a tax benefit for these losses. The timing of the impairment charge to the investments is a function of the timing with which financial and other information regarding these ventures typically becomes available to Avnet. Although management evaluates these investments for potential impairment throughout the year, a charge to record any impairment is not recorded until management possesses sufficient information to reach a definitive conclusion as to the realizable value of the investments.

      Of the special charge of $79.6 million pre-tax recorded in the fourth quarter of 2002, $77.9 million did not require the use of cash and $1.7 million required the use of cash (net of the $16.0 million in recoveries discussed above), of which $8.6 million remains unexpended at June 28, 2002 related primarily to remaining payments for severance, substantially all of which is scheduled to be utilized during 2003, and for contractual lease commitments, substantially all of which are expected to be utilized by the end of 2007.

      In the fourth quarter of 2001, Avnet recorded a special charge in connection with the acquisition and integration of Kent and for costs related to actions taken in response to business conditions and other restructuring activity. The charge amounted to $327.5 million pre-tax ($80.6 million included in cost of sales and $246.9 million included in operating expenses) and $236.7 million after-tax, or $2.01 per share on a diluted basis for the fourth quarter ($1.99 per share for the year). Of the total charge of $327.5 million, approximately $143.5 million required an outflow of cash, of which approximately $122.7 million had been utilized at June 28, 2002. The unutilized portion relates primarily to remaining contractual lease commitments, substantially all of which are expected to be utilized by the end of 2006. The unusually large impact on income taxes related to the special charge is due primarily to the non-deductibility of certain acquisition-related costs and the impact of tax rates in foreign jurisdictions.

      Approximately $157.3 million of the pre-tax charge resulted from the acquisition of Kent having been accounted for using the “pooling-of-interests” method as described above. These items consist of costs incurred in completing the acquisition, including significant change-in-control and other executive benefit-related payments made as a result of the acquisition ($68.3 million), professional fees for investment banking, legal and accounting services rendered to both Avnet and Kent ($12.7 million), as well as adjustments to the assets acquired and liabilities assumed ($76.3 million). The adjustments to the assets acquired and liabilities assumed include accruals for severance ($4.6 million), write-downs of receivables considered uncollectible ($8.0 million), inventory reserves related to termination of non-strategic product lines ($20.5 million), write-downs associated with the disposal of fixed assets ($25.1 million), lease terminations ($8.5 million) and other items ($9.6 million).

      The balance of the charge recorded in the fourth quarter of 2001, amounting to approximately $170.2 million, related to a number of actions taken to cope with market conditions and to strengthen Avnet’s operations. These actions included cost reductions associated with the reorganization of Avnet’s businesses, the integration of the recent acquisitions, as well as important cost-cutting actions taken in response to business conditions. These special charges fall into a number of categories including severance ($28.5 million), inventory reserves related to terminations of non-strategic product lines ($9.4 million), inventory valuation adjustments for special inventory purchases to meet customer requirements which were in excess of what was anticipated to be sold or returned ($50.7 million), write-downs associated with the disposal of fixed assets ($15.2 million), lease terminations ($21.1 million), adjustments to the book value of investments in unconsolidated entities ($42.9 million) and other items ($2.4 million).

      During 2000, Avnet recorded $49.0 million pre-tax ($37.2 million included in operating expenses and $11.8 million included in cost of sales), $30.4 million after-tax and $0.28 per share on a diluted basis of incremental special charges associated with (1) the integration of acquired businesses into Avnet as described below ($31.7 million), (2) the reorganization of EM’s European operations ($9.2 million), consisting primarily of costs related to the centralization of warehousing operations, (3) the reorganization of EM Asian operations ($5.4 million) and (4) costs incurred in the second quarter in connection with its lawsuit against Wyle Laboratories, Inc. and certain individuals ($2.7 million). Of the $49.0 million pre-tax charge, $29.9 million required the use of cash, substantially all of which had been utilized at June 28, 2002.

      The charges in 2000 associated with the integration of acquired businesses included the integration of Marshall Industries into Avnet’s North American EM and AC operations ($18.4 million), the integration of JBA Computer Solutions into CM North America ($3.2 million) and the integration of Eurotronics B.V. and the SEI Macro Group into EM EMEA ($10.1 million). The charges related to the reorganization of EM Asia are comprised of severance, inventory reserves required related to supplier terminations, real property lease terminations, employee and facility relocation costs, write-downs associated with the disposal of fixed assets, special incentive payments and other items.

      The charges related to the reorganization of EM’s European operations consisted primarily of costs related to the centralization of warehousing operations into Avnet’s new facility in Tongeren, Belgium. These charges were for severance, adjustment of the carrying value of fixed assets, real property lease terminations, duplicate employee and property related costs and other items.

      The costs incurred pertaining to the Wyle lawsuit, in which Avnet was the plaintiff, related to legal and professional fees associated with the trial of the case, which commenced in September 1999. On February 4, 2000, a jury in Tampa, Florida returned a verdict in the case absolving the defendants of any liability. Subsequently, the parties agreed to settle the case by dismissing all claims and appeals with prejudice and with each side bearing its own costs and expenses.

     Gross Profit Margins

      The following table compares consolidated gross profit margins, operating expenses as a percent of sales and operating profit margins for the three years ending June 28, 2002;

Avnet Consolidated Margin Analysis

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

Gross profit margins
— Before special charges	14.0%	15.2%	14.7%
— After special charges	13.7	14.6	14.6
Operating expense as a percent of sales
— Before special charges	13.1%	10.7%	10.5%
— After special charges	13.7	12.6	10.9
Operating profit margins
— Before special charges	0.9%	4.5%	4.2%
— After special charges	—	2.0	3.7

      Consolidated gross profit margins, before special charges, were 14.0% in 2002 as compared with 15.2% and 14.7% in 2001 and 2000, respectively. The decline in gross profit margin in 2002 from the prior year illustrated the difficult market environment and pressure on average selling prices across the operating groups. The downward trend also included the effect of business mix: increased sales of computer products (including microprocessors, DRAMS, disk drives, etc.) that generally have lower gross profit margins than other products in Avnet’s product lines. The strong gross profit margin performance during 2001 was due in part to a mix of business that included a lower percentage of sales during that year to large customers who are typically granted better pricing due to their significant sales volume. This effect partially offset the impact of pricing pressures on gross profit margins during 2002 as Avnet made the strategic decision to reduce its exposure to larger tier-one OEM customers whose return on working capital fails to meet Avnet performance requirements.

     Operating Expenses

      Operating expenses, before special charges, as a percentage of sales increased substantially to 13.1% during 2002 due to the dramatic decline in revenues discussed earlier. Operating expenses in the fourth quarter of 2002 reflected an annualized reduction of over $300 million as compared with operating expenses in the December 2000 quarter. This annualized reduction includes a pro forma adjustment to the actual reported expenses in the second quarter of 2001 as discussed previously in this Management’s Discussion and Analysis. However, the revenue declines during that period occurred at an unprecedented rate and faster than management could reasonably remove expense from the business. Operating expenses before special charges, as a percentage of sales, were fairly consistent at 10.7% and 10.5% during 2001 and 2000, respectively. Avnet’s operating expenses before special charges, as a percentage of sales, for the entire 2000 year reached a record low of 10.5% due in part to Avnet’s highly successful integration of Marshall Industries into its EM Americas operations. The impact of the synergy benefits was more evident in the first and second quarters of 2001 and the fourth quarter of 2000 as operating expenses as a percentage of sales fell to a record low of 9.7% in those quarters.

     Operating Income

      Operating income, before special charges, declined to $76.6 million in 2002, or 0.9% of sales, from 2001 levels of $581.2 million, or 4.5% of sales. This represented a percentage decline of 86.8% year over year. Operating profit margins before special charges in 2002 deteriorated substantially from 2001 and 2000 levels. However, management believes that the combination of cost savings derived from synergies realized from Avnet’s recent acquisitions as well as restructured operations and additional operating expense reductions over the past year and forthcoming, have situated Avnet with considerable operating leverage when market conditions improve. Management believes that its current operations are well poised for a market upturn, and any material improvement in revenues brought about by more favorable economic and industry conditions should generate operating income growth at a faster rate than both revenue and gross profit dollar growth.

      Each of Avnet’s operating groups experienced deep year-over-year declines in operating income. EM’s 2002 operating income, excluding special charges, was $22.7 million, down 95.7% from 2001 levels of $532.3 million. CM and AC also experienced declines in operating income, excluding special charges, from $86.4 million and $63.9 million in 2001, respectively, to 2002 levels of $63.0 million and $42.8 million, respectively. Including special charges and the results of operations of corporate, Avnet recorded an operating loss of $3.0 million. This compares to consolidated operating income, including special charges, of $253.7 million and $368.0 million in 2001 and 2000, respectively.

      Management’s actions to improve gross profit margins as well as implement careful expense reductions through the year have created increased operating leverage in the business model. As a result, excluding special items, Avnet experienced three consecutive quarterly improvements in operating profit margins through the end of 2002. From a low of 0.16% in the first quarter, operating profit margins improved by 106 basis points to finish at 1.22% in the fourth quarter. The table below outlines quarterly operating profit (loss) margin performance for Avnet and its operating groups:

Quarterly Operating Profit (Loss) Margin Analysis

by Operating Unit

	Q4-02	Q3-02	Q2-02	Q1-02	Q4-01
	(Jun-02)	(Mar-02)	(Dec-01)	(Sep-01)	(Jun-01)	Total 2002

Before Special Charges
Avnet, Inc.	1.22%	1.04%	1.01%	0.16%	1.96%	0.86%
EM	1.49	0.94	(0.15)	(0.40)	2.67	0.47
CM	3.32	1.83	3.27	1.89	2.37	2.62
AC	(0.61)	3.03	3.51	3.70	4.65	2.55
After Special Charges
Avnet, Inc.	(2.49)%	1.04%	1.01%	0.16%	(10.94)%	(0.03)%
EM	0.43	0.94	(0.15)	(0.40)	(3.57)	0.20
CM	(2.17)	1.83	3.27	1.89	(0.38)	1.32
AC	(0.94)	3.03	3.51	3.70	3.28	2.48

     Interest Expense

      Interest expense was $124.6 million in 2002 as compared with $191.9 million in 2001, declining by 35.1%. The decrease was due primarily to the reduction of debt as a result of cash generated by reductions in working capital and, to a lesser extent, as a result of lower interest rates on Avnet’s variable rate debt. Avnet has reduced its total debt by approximately $1.5 billion since the end of December 2000.

      Interest expense for the fourth quarter of 2002 of $26.5 million was down 42.9% in comparison to the $46.3 million of interest expense in the fourth quarter of 2001. The decrease in interest expense in the fourth quarter reflected the fifth consecutive quarterly reduction, due principally to the significant reductions of debt discussed above.

      Interest expense was $94.8 million in 2000. The significant increase in interest expense from 2000 to 2001 was due primarily to increased borrowings to fund Avnet’s acquisitions and the additional working capital requirements to support the growth in business Avnet was experiencing in the first half of 2001. This included approximately $893.7 million and $1.35 billion, respectively, for working capital and acquisitions, net of cash received from dispositions of businesses, during 2000 and 2001. Interest expense in 2001 compared to 2000 was also impacted by increased interest rates as a result of the Federal Reserve’s actions to increase short-term rates and Avnet’s decision to issue, in February 2000, $360.0 million of 7 7/8% Notes due 2005.

      See “Liquidity and Capital Resources” below in this Management’s Discussion and Analysis for further discussion of Avnet’s capital structure.

     Net Income (Loss) from Continuing Operations

      As a result of the factors described in the preceding sections of this Management’s Discussion and Analysis related to the current year results, the consolidated loss from continuing operations before special charges in 2002 was $22.4 million. Including special items and the cumulative effect of change in accounting principle discussed elsewhere herein, Avnet reported a loss of $664.9 million. In 2001, Avnet reported net income from continuing operations, before special charges, of $236.8 million. Including special items and income from discontinued operations, Avnet reported net income of $15.4 million.

      In 2000, Avnet reported income from continuing operations before special charges of $193.0 million, as compared with income from continuing operations of $236.8 million, in 2001. Including the special charges referred to previously and income from discontinued operations, Avnet reported net income of $163.4 million, in 2000 as compared to net income of $15.4 million.

     Change in Accounting Principle — Goodwill

      In June 2001, the FASB issued SFAS 142, which establishes financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 requires that ratable amortization of goodwill be replaced with periodic tests for goodwill impairment and that intangible assets with finite lives be amortized over their useful lives. Avnet elected early adoption of the provisions of SFAS 142 effective June 30, 2001, the first day of Avnet’s fiscal year 2002.

      Therefore, the amortization of goodwill was suspended effective on that date. Under the required transitional provisions of SFAS 142, Avnet identified and evaluated its reporting units for impairment as of June 30, 2001 using a two-step process. Avnet engaged an outside valuation consultant to assist in this process. The first step was to ascertain whether there was an indication that any of Avnet’s goodwill was impaired. This was accomplished by identifying Avnet’s reporting units pursuant to the guidelines set out in SFAS 142 and then determining the carrying value of each of those reporting units by assigning Avnet’s assets and liabilities, including existing goodwill, to each of those reporting units as of June 30, 2001. For the purpose of this process, the reporting unit structure was defined as each of the three regional businesses (Americas, EMEA and Asia) for each of Avnet’s operating groups. The fair value of each reporting unit was determined by using a combination of present value and multiple of earnings valuation techniques. Such fair value was then compared to the carrying value of each reporting unit. As a result of completing the first step of the process, it was determined that there was an impairment of goodwill related to Avnet’s EM and CM operations in both EMEA and Asia. Avnet identified no impairment of goodwill in the Americas region. In the second step of the process, the implied fair value of the affected reporting unit’s goodwill was compared to its carrying value. This was done in order to determine the amount of impairment; that is, the amount by which the carrying amount exceeded the fair value. As a result of the valuation process, Avnet recorded an impairment charge of $580.5 million, which was recorded as a cumulative effect of a change in accounting principle in the first quarter of 2002. As reflected in the consolidated statement of cash flows for 2002, the charge resulting from the cumulative effect of change in accounting principle did not impact cash flow.

      The magnitude of the impairment charge was significantly impacted by the timing of the effective date of when the fair value analysis was performed and the designation of the reporting unit structure. Since Avnet adopted SFAS 142 on June 30, 2001, the fair value analysis was required to be completed as of that date. Due to the difficult business and economic conditions at that date, which severely impacted the market sectors in which Avnet operates, and the uncertainty as to when such conditions would materially improve, the fair value of Avnet’s businesses was significantly less than it might have been at other times. In other words, in a cyclical business, the timing of a valuation such as this may be an important factor in the outcome of the valuation exercise. The reporting units with the most significant impairment of goodwill are in Europe where Avnet has not yet generated an acceptable level of profits and cash flows. In addition, the defined reporting unit structure has resulted in an impairment of goodwill which includes goodwill related to certain recent acquisitions that otherwise might not have been impaired.

     Cash Flow

      The table below highlights cash flow activity in 2002 and provides comparisons with the prior two years. Cash flow generated from operating activities in 2002 increased substantially over 2001, generated primarily by working capital reductions that are common in Avnet’s business during down-cycles. Changes in working capital balances generated $824.8 million in cash inflows in 2002. Consequently, cash flows from operations totaled $976.3 million during the most recent year.

      Cash flow from financing activities has declined over the past three years, decreasing by $1.26 billion from 2001 to 2002 alone, as the cash proceeds from operations were used primarily to pay down debt. Included in this decline was the repayment of $150 million under the accounts receivable securitization program (see Note 3 to Avnet’s consolidated financial statements for the year ended June 28, 2002). Cash outflows for investing activities have declined over the past two years, most significantly during 2002, indicative of the fact that no material capital expenditures or acquisitions of operations have been undertaken during the current market downturn. This lower level of investing activity is expected to continue in 2003.

Comparison of

Consolidated Statements of Cash Flows

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Thousands)
Cash Flow Provided from (Used for):
Operating Activities	$976,305	$186,200	$(494,382)
Net Change in Working Capital	824,794	(150,086)	(743,642)
Financing Activities	(809,368)	452,626	1,065,269
Investing Activities	(117,841)	(760,837)	(810,490)
Net Effects on Cash from:
Exchange Rates	12,859	(7,468)	(995)
Discontinued Operations	—	(25,073)	(11,082)

      Over the past three years, cash generated from continuing operations before depreciation, amortization, deferred taxes and other non-cash items (including provisions for doubtful accounts and non-cash portions of special charges recorded during those years) totaled $737.0 million. During that period, $68.9 million was used for working capital (excluding cash and cash equivalents), resulting in net cash flow from operations of $668.1 million. In addition, $305.2 million, net, was needed for other normal business operations including purchases of property, plant and equipment ($301.7 million) and payment of dividends ($72.1 million), offset in part by net cash generated from other items ($68.6 million). This resulted in $362.9 million, net, being generated by normal business operations. During the same three year period, Avnet also used $1.424 billion, net, for acquisitions of operations in excess of cash acquired and cash received from dispositions ($1.388 billion) and net cash used for discontinued operations ($36.2 million). This overall use of cash of $1.061 billion was financed by a net increase in debt ($516.4 million), net proceeds from the asset securitization program ($200.0 million) and utilization of available cash ($344.3 million).

      In 2002, cash flow from operating activities totaled $976.3 million. During this period, $151.5 million was generated from continuing operations before depreciation, amortization, deferred taxes and other non-cash items (principally provisions for doubtful accounts and the non-cash portion of special charges) and $824.8 million was generated by reductions in working capital (excluding cash and cash equivalents). In addition, Avnet used $73.2 million for normal business operations including dividend payments ($26.5 million), purchases of property plant and equipment ($83.8 million), offset in part by net cash generated from other items ($37.1 million). Combined, Avnet generated $903.1 million in net cash and cash equivalents from normal business operations. Avnet also used $34.1 million for acquisitions of operations and investments during 2002. The combined net cash proceeds discussed above of $869.0 million along with $394.3 million of cash generated from new long-term debt financing were used to repay $150.0 million under the accounts receivable securitization program and to, net, repay debt balances of $1.051 billion. Finally, cash and cash equivalents increased by $62.0 million for the year.

      In 2001, Avnet generated $336.3 million from income from continuing operations before depreciation, amortization, deferred taxes, cash payments related to the acquisition of Kent (included in cash used for acquisitions in the consolidated statement of cash flows) and other non-cash items (including the non-cash portion of special charges). This was offset by $150.1 million of cash used for working capital (excluding cash and cash equivalents), resulting in $186.2 million of net cash flows provided from operations. In addition, Avnet used $149.4 million for other normal business operations including purchases of property, plant and equipment ($125.4 million) and dividends ($27.4 million), offset by cash generated from other items ($3.4 million). This resulted in $36.8 million being generated from normal business operations. Avnet also used $660.5 million for acquisitions, net of cash received from dispositions and the net cash used for discontinued operations. This overall use of cash of $623.7 million was financed by a $119.2 million net increase in debt, $350.0 million of proceeds from the asset securitization program and the utilization of $154.5 million of available cash.

      In 2000, Avnet generated $249.3 million from income from continuing operations before depreciation, amortization, deferred taxes and other non-cash items (including the non-cash portion of special charges), and used $743.7 million for working capital (excluding cash and cash equivalents), resulting in $494.4 million of net cash flows being used for operating activities. In addition, Avnet used $82.5 million for other normal business operations including purchases of property, plant and equipment ($92.5 million) and dividends ($18.2 million), offset by cash generated from other items ($28.2 million). This resulted in $576.9 million being used for normal business operations. Avnet also used $729.1 million for acquisitions and the net cash used for discontinued operations. This overall use of cash of $1.306 billion was financed by a $1.054 billion net increase in debt and the utilization of $251.7 million of available cash.

Liquidity and Capital Resources

     Capital Structure

      The following table summarizes the Company’s capital structure as of the end of the first half of fiscal 2003 with a comparison to fiscal 2002 year-end:

Capital Structure

	December 27,	June 28,
	2002	2002

	(Thousands)
Short-term debt	$483,974	$59,309
Long-term debt	906,381	1,565,836

Total debt	1,390,355	1,625,145
Shareholders’ equity	1,772,650	1,804,510

Total capitalization	$3,163,005	$3,429,655

      The table above excludes amounts outstanding under Avnet’s accounts receivable securitization program. These amounts totaled $50.0 million and $200.0 million at December 27, 2002 and June 28, 2002, respectively.

     Long-Term Contractual Obligations

      Avnet has the following contractual obligations outstanding as of June 28, 2002 (in millions):

		Due in Less	Due in	Due in	Due After
	Total	than 1 Year	1-3 Years	4-5 Years	5 Years

Long-term debt, including amounts due within one year	$1,618.1	$59.3	$1,154.0	$400.8	$4.0
Operating leases	220.7	51.0	75.5	43.2	51.0

	$1,838.8	$110.3	$1,229.5	$444.0	$55.0

      The issuance of new debt to pay down existing long-term debt as well as other debt pay-down activity subsequent to June 28, 2002 has not been reflected in this table above. See “Capitalization” for further discussion of the impact of this activity. With the exception of other paydowns and amendments to debt obligations discussed below and regularly scheduled lease payments, there are no material changes to the information presented above.

      As discussed below, Avnet has two interest rate swaps outstanding on one of its fixed rate debt instruments which have yielded, in accordance with SFAS 133, as amended, a fair value adjustment of $30.6 million and $7.0 million to Avnet’s long-term debt included in the consolidated balance sheets at December 27, 2002 and June 28, 2002, respectively.

      In connection with Avnet’s January 2000 acquisition of 84% of the stock of Eurotronics B.V., which went to market as SEI, Avnet entered into a share purchase agreement with the sellers (the “SEI Agreement”). Under the SEI Agreement, Avnet may be required to make an additional payment to the sellers in January 2004 if the closing price of Avnet’s stock does not reach a specified minimum price at any time before that date. The specified minimum was calculated as a premium to the market price of Avnet’s common stock at the time of the transaction, which was approximately $28 per share. Should Avnet’s stock price not achieve this minimum, the additional payment will be based upon the stock price on the four-year anniversary date of the agreement and could range from $0 to a maximum of $106 million. Based upon the closing price of Avnet’s common stock on December 27, 2002, Avnet would have been required to pay approximately $80.6 million to settle this obligation. Under the SEI Agreement, Avnet has the option to settle this obligation through the payment of cash or the issuance of an equivalent amount of Avnet’s common stock. An October 2002 amendment to Avnet’s credit facility prohibits Avnet from settling this obligation through the payment of cash.

     Financing

      During the quarter ended December 27, 2002, the Company amended its syndicated bank credit facilities. Prior to the amendment, the bank credit facilities included: a multi-year credit facility with a syndicate of banks that provided up to $428.8 million in financing; a 364-day credit facility providing up to $488.7 million in financing; and a $82.5 million term loan facility that matured in November 2001. The multi-year credit facility is a three-year revolving, multi-currency facility that matures on October 25, 2004. The Company may select from various interest rate options and maturities under this facility.

      The amended terms of the multi-year credit facility reduce the available borrowings under the facility to $300.0 million. Availability under the facility will increase back to the original $428.8 million upon the completion of this offering. Additionally, the 364-day credit facility was terminated as part of this amendment. There were no drawings on the 364-day credit facility at the time of its termination.

      The amended agreement also modifies the interest coverage ratio, as defined therein, that the Company must maintain through the remaining term of the agreement. The amended agreement did not modify the other financial covenants of the bank credit facilities. The Company was in compliance with all of the covenants at December 27, 2002.

      The amended agreement also contains a “springing lien” provision whereby borrowings under the amended multi-year credit facility will become collateralized by certain assets of the Company and its subsidiaries if certain events occur. These events include: (a) the establishment of a debt rating of Ba1 or lower by Moody’s Investor Services (“Moody’s”) or BB+ or lower by Standard and Poor’s (“S&P”); (b) the failure by the Company to consummate a qualified capital markets transaction with net proceeds of $325.0 million or more by February 14, 2003; and (c) the termination of Avnet’s current accounts receivable securitization program (see Notes to Consolidated Financial Statements) without simultaneously entering into another securitization with similar terms. The amended terms also call for the lien to spring if the Company draws on the facility at any time prior to February 14, 2003 without having completed a qualified capital markets transaction. Completion of the offering of the notes by February 14, 2003 eliminates the capital markets transaction trigger event. There were no borrowings outstanding on the facility at December 27, 2002.

      The amended multi-year facility does not prohibit the Company from drawing upon its availability, if needed, to pay down outstanding debt obligations as they come due.

      The multi-year, 364-day and term loan facility discussed above replaced, in October 2001, a $1.25 billion 364-day credit facility with a syndicate of banks that expired upon its maturity in that same month. The Company was able to select from various interest rate options and maturities under this facility, although the Company utilized the facility primarily as back-up for its commercial paper program.

      In November 2001, the Company issued $400.0 million of 8.0% Notes due November 15, 2006 (the 8% Notes). The net proceeds received by the Company from the sale of the 8% Notes were approximately

$394.3 million after deduction of the underwriting discounts and other expenses associated with the sale. The net proceeds from the 8% Notes were used to repay commercial paper and other short-term indebtedness. The 8% Notes are hedged with two interest rate swaps. The swaps effectively convert the 8% Notes from a fixed rate to a floating rate based upon U.S. LIBOR plus a spread. The Company accounts for the hedges using the shortcut method as defined under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative and Hedging Activities.” Due to the effectiveness of the hedges since inception, the market value adjustments for the hedged 8% Notes and for the swaps directly offset one another in interest expense.

      In October 2001, Avnet Financial Services CVA, a wholly owned subsidiary incorporated in Belgium, entered into an agreement with a Belgian bank which provides for the issuance of up to Euro 100 million in Treasury Notes. The Treasury Note program is a multi-currency program pursuant to which short-term notes may be issued with maturities from seven days to one year with either fixed or floating rates of interest. This program is intended to partially finance the working capital requirements of the Company’s European operations.

      In addition to its primary financing arrangements, the Company has several small lines of credit in various locations to fund the short-term working capital, foreign exchange, overdraft and letter of credit needs of its wholly owned subsidiaries in Europe and Asia. These facilities are generally guaranteed by Avnet. The Company also has available to it certain vendor financing programs for its payables, creating additional flexibility for short-term financing needs.

Covenants and Conditions

      The amended multi-year credit agreement described above contains certain covenants with various limitations on total debt, capital expenditures, investments and acquisitions, and require that net worth, interest coverage and other ratios be maintained at specific levels. Similarly, the receivable securitization program contains certain covenants relating to the quality of the receivables sold under the program. If these conditions are not met, the Company may not be able to borrow any additional funds under these facilities and the lenders generally have the right to accelerate any amounts outstanding. Circumstances that could affect the Company’s ability to meet the required financial covenants and conditions in its various financing arrangements include the duration and depth of the current economic downturn and its impact on profitability, perceived financial strength or weakness by credit rating agencies and various other economic, market and industry factors. The Company was in compliance with all covenants for these facilities at December 27, 2002.

      The Company is also required to maintain minimum senior unsecured credit ratings in order to continue using the receivable securitization program in its present form. If the Company’s credit rating is reduced to Ba2 or lower by Moody’s or BB or lower by S&P, two grades below the Company’s current rating levels, the Company may be in default under the securitization program. Both the bank credit facility and the securitization program contain certain standard cross-default provisions, meaning that if there is a default under one facility, such as a covenant breach or a credit ratings trigger, that default can also trigger a default under the other facility. If any event of default occurs, the Company would either have to negotiate with the lenders to modify the facilities or pay off all amounts outstanding, terminate the facilities and, if necessary, seek alternative financing.

      There are no other material financial or non-financial covenants associated with Avnet’s bank credit facilities or notes described in “Financing” above.

      See “Liquidity Analysis” for further discussion of the Company’s availability under these various facilities.

Liquidity Analysis

      Under its two primary borrowing facilities (the multi-year credit facility and the accounts receivable securitization program) the Company has total borrowing capacity of $650.0 million against which amounts outstanding at December 27, 2002 total $50.0 million (all under the accounts receivable securitization program), leaving available capacity of $600.0 million. The Company also has an additional $185.7 million of cash and cash equivalents on hand at December 27, 2002. The Company is not restricted in its ability to use the current multi-year bank credit facility or the accounts receivable securitization program to liquidate debt upon maturity, if needed. The Company is only restricted from using these facilities to pay off its public debt prior to maturity. Management believes cash generation from this offering, anticipated profits from the Company’s operations, and the available liquidity discussed above, are more than sufficient to cover any capital required to fund its maturing debt obligations and any other normal operational requirements.

      The following table highlights the Company’s liquidity ratios as of the end of the second quarter of fiscal 2003 with a comparison to the fiscal 2002 year-end:

Comparative Analysis Liquidity*

	December 27,	June 28,
	2002	2002	% Change

	(Dollars in Thousands)
Current assets	$3,034,772	$3,205,532	(5.3)%
Quick assets	1,721,198	1,533,251	12.3
Current liabilities	1,703,880	1,276,836	33.4
Working capital	1,330,892	1,928,696	(31.0)
Total debt	1,390,355	1,625,145	(14.4)
Total capitalization	3,163,005	3,429,655	(7.8)
Quick ratio	1.0:1	1.2:1
Working capital	1.8:1	2.5:1
Debt to total capital ratio	44.0%	47.4%

*	Excludes (i) receivables that have been sold from current and quick assets and (ii) amounts outstanding under the Company’s accounts receivable securitization program from debt. These amounts total $50.0 million and $200.0 million at December 27, 2002 and June 28, 2002, respectively.

      The Company’s quick assets at December 27, 2002 totaled $1.72 billion as compared to $1.53 billion at June 28, 2002. At December 27, 2002, quick assets were greater than the Company’s current liabilities by $17.3 million as compared with $256.4 million at the end of fiscal 2002. The increase in quick assets is primarily due to the seasonal increase in receivables resulting from the strong quarterly sales at the Company’s computer businesses as discussed previously. Working capital at December 27, 2002 was $1.33 billion as compared with $1.93 billion at June 28, 2002. At December 27, 2002, to support each dollar of current liabilities, the Company had $1.01 of quick assets and $0.77 of other current assets for a total of $1.78 as compared with $2.51 at June 28, 2002. The principal reason for the decrease in the working capital and quick ratios noted above is the classification of the $200.0 million 6.45% Notes and the $250.0 million 8% Notes as current as of December 27, 2002 based upon the maturity of these notes in August 2003 and October 2003, respectively. See “Capital Structure” and “Liquidity Analysis” above for discussion of the Company’s capital and financing alternatives.

      The Company does not currently have any material commitments for capital expenditures.

BUSINESS

Company Overview

      Avnet is the world’s largest distributor, based on latest fiscal year sales, of electronic components, enterprise network and computer equipment, and embedded subsystems. Incorporated in 1955, Avnet has become a strategic channel-to-market for the world’s leading electronic component and computer product manufacturers. Avnet creates a vital link in the chain that currently connects over 250 major suppliers to a global customer base of over 100,000 original equipment manufacturers (“OEMs”), contract manufacturers, value-added resellers (“VARs”) and end-users. Avnet distributes electronic components and computer products as received from its suppliers or with assembly or other value added by Avnet. Additionally, Avnet provides engineering design, material management and logistic services, system integration and configuration, and supply chain advisory services. For the twelve months ended December 27, 2002, Avnet recorded sales and Adjusted EBITDA (as defined in “Selected Financial Data”) of $8.9 billion and $205.6 million, respectively.

      Avnet is one of a few electronic component and computer product distributors with contractual authorization from a broad array of major suppliers to sell their products on a worldwide basis. Avnet markets and sells products to a larger base of customers than an individual supplier economically could do on its own. As such, Avnet acts as a critical extension of each supplier’s sales force. Avnet maintains a worldwide network of large, regional distribution centers and smaller warehouses located in proximity to its customers and suppliers and also maintains inventory on customers’ premises. Avnet has over 300 sales and marketing offices and sells to customers in over 60 countries. Avnet’s industry-leading position and relationships with its suppliers and customers represent critical strengths necessary to compete in the electronic component and computer product distribution industry.

      Avnet is comprised of three operating groups, each with operations in the three major economic regions of the world: the Americas, EMEA (Europe, Middle East, and Africa), and Asia.

•	Electronics Marketing (“EM”), Avnet’s largest operating group, represented 54.3% of fiscal 2002 consolidated sales. EM markets and sells semiconductors; interconnect, passive and electromechanical devices; radio frequency / microwave components; and value-added services. EM markets and sells its products and services to all sizes of customers, spread across end-markets including communications, computer hardware and peripheral, industrial and manufacturing, medical equipment, and military and aerospace.

•	Computer Marketing (“CM”) represented 26.9% of fiscal 2002 consolidated sales. CM markets and sells enterprise computing products and value-added services, including mid- to high-end servers, storage and networking solutions. CM markets and sells its products and services to the VAR channel and corporate enterprise computing customers.

•	Applied Computing (“AC”) represented 18.8% of fiscal 2002 consolidated sales. AC markets and sells products and solutions including the latest computer component technologies and embedded systems and technical services, such as product prototyping, configuration, integration and other value-added services. AC markets and sells computer components and services to PC builders and manufacturers of application-specific embedded computing solutions in the non-PC marketplace. Primary end-markets include medical equipment, communications, industrial and manufacturing.

      One of Avnet’s competitive strengths is the breadth and quality of the products it distributes. Listed below are Avnet’s major product categories:

•	Semiconductors — Avnet distributes semiconductors primarily to OEMs and contract manufacturers for use in the communications, computer hardware and peripheral, and industrial and manufacturing industries. Sales of semiconductors in fiscal 2002 were approximately $4.4 billion, or 49.7% of consolidated sales. Avnet’s major suppliers of semiconductors include Analog Devices, Motorola, Texas Instruments and Xilinx. Substantially all of Avnet’s semiconductor sales are through EM.

•	Computer Products — Avnet distributes computer systems, subsystems, peripherals, networking equipment and software. Sales of computer products in fiscal 2002 from all of Avnet’s business units were approximately $3.5 billion, or 39.0% of consolidated sales. Avnet’s major suppliers of computer products include Cisco Systems, Hewlett Packard/Compaq, IBM and Oracle. Avnet distributes computer products primarily to OEMs, contract manufacturers, VARs and end-users. Approximately 69% of Avnet’s fiscal 2002 sales of computer products were through CM with the remainder primarily through AC.

•	Connectors — Avnet distributes connectors for use in a variety of end-markets, including computer hardware and peripheral, consumer electronics, military and aerospace, medical equipment and transportation. Sales of connector products in fiscal 2002 were approximately $385.0 million, or 4.3% of consolidated sales. Avnet’s major suppliers of connectors include Amphenol, ITT Cannon, Molex, Tyco and 3M. Avnet distributes connectors primarily to OEMs, contract manufacturers and subsystem manufacturers. All of Avnet’s connector sales are through EM.

•	Passives, Electromechanical and Other — Avnet distributes passive and electromechanical components for use in a variety of end-markets, including the communications, military and aerospace, consumer electronics and medical equipment markets. Sales of passives, electromechanical and other products in fiscal 2002 were approximately $629.6 million, or 7.0% of consolidated sales. Avnet’s major suppliers of these products include AVX, Bourns, Kemet, Murata and Vishay. Avnet distributes passives, electromechanical and other products primarily to OEMs, contract manufacturers and subsystem manufacturers. All of Avnet’s passives, electromechanical and other product sales are through EM.

      Across all of the product lines noted above, Avnet provides value-added services which include engineering design, procurement and material management services, and logistics and supply chain advisory services, among others.

      IBM is the only supplier from which product sales exceed 10% of Avnet’s consolidated sales. During fiscal 2002, IBM products accounted for approximately 16% of Avnet’s consolidated sales, primarily through CM. No single customer of Avnet accounted for more than 2% of fiscal 2002 consolidated sales.

      The combined sales for Avnet by major product class for the last three years are as follows:

	Fiscal Year

	2002	% of Total	2001	% of Total	2000	% of Total

	(Dollars in Millions)
Semiconductors	$4,430.3	49.7%	$7,105.6	55.5%	$5,834.4	58.8%
Computer Products	3,475.3	39.0	3,950.8	30.8	2,336.3	23.6
Connectors	385.0	4.3	735.6	5.7	880.7	8.9
Passives, Electromechanical and Other	629.6	7.0	1,022.0	8.0	863.6	8.7

Total	$8,920.2		$12,814.0		$9,915.0

      As discussed above, Avnet sells into a diversified group of economic sectors and customers. The table below describes the approximate percentage of sales into primary sectors in North America for Avnet during fiscal 2002:

Customer Group

Contract Manufacturing	37%
Communications (Wired/ Wireless)	24
Computer/ Multimedia/ Automation	11
Military and Aerospace	10
Industrial/ Manufacturing/ Controls	6
Other	12

The Technology Supply Chain and Distribution Industry

      Historically, distributors have created economic value in the technology supply chain by enabling suppliers of electronic components and computer products to extend their marketing reach, and by providing customers of these products with the product knowledge, services and available inventory necessary to meet demand for their finished goods. In today’s increasingly complex technology supply chain, distributors continue to provide a strategic channel-to-market, serving an increasing number of component developers, subsystem and system manufacturers, contract manufacturers, VARs, and end-users. Further, the role that distributors serve has expanded to include the provision of value-added services. These services include physical services, such as assembly and test services; knowledge- and information-based services, such as product design, procurement and materials management; logistics and supply chain advisory services; and financial services.

      There are over 250 major manufacturers of electronic components and computer products worldwide, whose products represent the total addressable market (“TAM”) for the distribution of electronic components and computer products. Further, there are over 150,000 OEMs, subsystem manufacturers and contract manufacturers, and tens of thousands of computer resellers, VARs and direct commercial end-users. The significant imbalance in the number of suppliers and customers within the TAM strengthens the importance of distributors as a strategic channel-to-market within the technology supply chain.

      Based on available industry data, including information from the Semiconductor Industry Association and the World Semiconductor Trade Statistics, management estimates the worldwide TAM in the technology supply chain. The table below represents the historical TAM for calendar year 2001 and forecasted TAM for calendar years 2002 and 2003:

	Calendar Year

	2001	2002	2003

	(Dollars in Millions)
Total Addressable Market	$361,878	$375,869	$420,636
% Change Year-to-Year	(20.3%)	3.9%	11.9%

      Several important trends have developed in the electronic component and computer product distribution industry:

•	Industry Consolidation — Significant consolidation has resulted in a concentrated industry, with Avnet and one other prominent distributor sharing approximately 50% of the distribution market in the Americas.

•	Channel Consolidation — Suppliers have significantly reduced the number of distributors authorized to sell their products, relying primarily on those distributors with both the global reach and superior logistics and information capabilities to meet the increasingly complex requirements of their customers.

•	Expanding Fee for Service — Value-added services and fee-based services have become a more important source of distributor revenue, as suppliers and customers have relied on distributors to increase operating efficiency and create additional growth opportunities.

•	Market Growth — The TAM for distribution has experienced long-term growth as technology has become an increasingly large component of the economy, with distribution representing an increasing share of the technology supply chain.

Competitive Strengths

     Leading Market Position

      Avnet is the world’s largest industrial distributor, based on latest fiscal year sales, of electronic components, enterprise network and computer equipment, and embedded subsystems. Avnet’s leading market position has enabled it to develop authorized worldwide distribution relationships with industry leading suppliers, as Avnet is able to provide them with access to a broad base of customers through its extensive OEM, contract manufacturer, VAR and end-user relationships. Further, Avnet’s broad product line and wide range of value-added services allow it to quickly and efficiently satisfy customers’ requirements for products configured for their needs. Avnet’s leading market position also enables it to generate significant economies of scale and obtain other cost efficiencies, such as purchase volume discounts.

     Global Reach with Worldwide Customer Base

      Avnet maintains a worldwide network of large, regional distribution centers and smaller warehouses located in proximity to its customers and suppliers, and also maintains inventory on customers’ premises. Avnet has over 300 sales and marketing locations and sells to customers in over 60 countries, providing its suppliers with access to over 100,000 geographically dispersed customers. Avnet’s global presence enhances its ability to serve suppliers and customers by providing them with valuable local market knowledge. Further, Avnet is often located near both suppliers and customers, which enables it to provide these suppliers and customers with short delivery times and superior customer service. Lastly, Avnet’s global presence reduces its exposure to regional market downturns.

     Extensive Authorized Distribution Relationships and Breadth of Product Line

      Avnet’s product line is among the most extensive in its industry. Avnet maintains authorized supply agreements with over 250 suppliers, which enables it to provide components, subsystems and systems from leading vendors in each of its product categories, as well as multi-vendor and multi-product configurations. Further, Avnet provides various services to support product delivery and utilization. As a result, Avnet is able to provide customers with the products and solutions they require, where and when they require them and at a competitive price.

     Broad Array of Value-Added Services

      Avnet provides its customers and suppliers with a broad array of physical value-added services, including product assembly and test services. In addition, Avnet provides knowledge- and information-based services, including product design, procurement and material management services, and logistics and supply chain advisory services. Avnet also selectively provides its customers with certain financial services, such as extension of credit. Avnet’s value-added services increase efficiency throughout the technology supply chain by matching supplier solutions with customer requirements, reducing time-to-market and decreasing transaction costs. As a result, Avnet is able to strengthen its relationships with its suppliers and customers, increasing their dependence on Avnet.

     Large, Technically Knowledgeable and Experienced Sales Force

      Avnet’s sales force is one of the largest and most experienced in its industry with approximately 28% of the sales force holding advanced technical certifications. Avnet’s sales and engineering teams have extensive product knowledge and are able to assist customers in understanding the capabilities of suppliers’ products. In some cases, Avnet’s engineers work to adapt and integrate a number of suppliers’ products to meet a specific customer’s needs and then market these integrated solutions to additional customers. As a result of these activities, Avnet creates growth opportunities for both suppliers and customers, and increases its involvement in their core business activities.

     Experienced Senior Management Team

      Avnet believes it has the most experienced senior management team in its industry. This team is led by Roy Vallee, Chairman and Chief Executive Officer, who joined Avnet in 1977 and has over 30 years of industry experience. Avnet’s three division Presidents, Andrew Bryant (EM), Richard Hamada (CM) and Edward Kamins (AC) each have over 20 years of industry experience. In addition, Ray Sadowski has served as Avnet’s Chief Financial Officer since 1993 and has over 24 years of industry experience, and David Birk, Avnet’s General Counsel, has over 23 years of industry experience.

Business Strategy

      Avnet’s objective is to leverage its position as a leading provider of distribution and other complementary services to create significant value throughout the technology supply chain, and to maximize return on capital employed. In order to achieve these objectives, management intends to continue to implement the following principal elements of Avnet’s business strategy:

     Foster Value-Based Management Culture and Continue to Improve Capital Efficiency

      Avnet has developed a culture that focuses on improving return on capital employed through the company-wide implementation of value-based management principles. Managers of each of Avnet’s business units are educated in value-based management, which focuses on improving returns on working capital and maximizing cash flow, and are expected to implement Avnet’s principles in adjusting their business, product and customer mix. Management is evaluated and compensated based on adherence to value-based management principles, as well as the performance of their respective business units relative to pre-specified targets, including those measuring productivity and return on working capital. This focus on value-based management principles is a primary reason for Avnet’s improvement in certain key metrics over the past eighteen months. For instance, days sales outstanding have improved from 72.2 in the fourth quarter of fiscal 2001 to 55.9 in the second quarter of fiscal 2003, an improvement of 23% and inventory turns have improved from 3.9x in the fourth quarter of fiscal 2001 to 6.5x in the second quarter of fiscal 2003, an improvement of 67%. As Avnet continues to implement these value-based management principles, Avnet expects to continue to increase returns on working capital and maximize cash flow.

     Further Develop Specialized Business Units

      Management intends to continue to enhance the focus of Avnet’s business units to capitalize on opportunities that exist throughout the technology supply chain, as well as future opportunities arising from the emergence of new market segments and technologies. For instance, Avnet created its Applied Computing operating group in fiscal 2000 to better serve customers for computer technologies and embedded systems and subsystems. This focus allows Avnet’s business units to offer services tailored to the needs of their respective suppliers and customers and to quickly identify new service opportunities. Management expects that these factors, combined with business unit level incentives, will continue to strengthen Avnet’s relationships with suppliers and customers, diversify Avnet’s revenue stream and increase overall return on capital.

     Continue to Increase Scope, Penetration and Profitability of Value-Added Services

      Management intends to continue to expand Avnet’s suite of value-added services and to offer these services to a greater number of customers. Management intends to price Avnet’s services on a fee-for-service basis, either bundling the price of its services with the core distribution offering or pricing them on a stand-alone basis. By expanding its service offering, management believes that Avnet can create additional value in the technology supply chain and strengthen Avnet’s relationships with both suppliers and customers. Further, by providing services discretely from products and charging for them separately, management believes that Avnet will be able to increase its profitability and return on capital. For instance, through EM’s Supply Network Services, Avnet designs, implements and operates tailored, cost effective supply chain services for all of a supplier’s or customer’s needs independent from the sale of electronic components. Providing these types of services on a stand-alone basis typically results in higher profitability than product distribution.

     Continue Cost Structure Improvement Initiatives

      Management intends to continue to improve Avnet’s cost structure and increase operating efficiencies to enhance returns on capital employed. For instance, Avnet further reduced its annualized operating expenses by approximately $226 million during fiscal 2002 primarily through a combination of personnel reductions and reorganization activities, including facility consolidation and curtailment of certain IT-related initiatives. During the second quarter of fiscal 2003, Avnet implemented cost reduction initiatives which are expected to result in excess of $90 million of additional annualized savings. In addition, Avnet continues to efficiently manage its working capital needs by maintaining inventory levels that are consistent with current customer demand.

     Remain Focused on Balance Sheet Management

      Avnet has placed significant management focus on improving cash flow and reducing financial leverage. Avnet has reduced its outstanding debt, including amounts reduced under the accounts receivable securitization program, by nearly $1.9 billion since December 2000, which includes approximately $746 million during fiscal 2002. Further, Avnet generated $205.6 million in Adjusted EBITDA (as defined in “Selected Financial Data”) during the twelve months ended December 27, 2002 and expects Adjusted EBITDA to increase in fiscal 2003. One of Avnet’s strategic objectives is to maintain its investment grade credit rating and Avnet will continue to manage its balance sheet in order to help achieve this goal.

Operating Group Overview

      Avnet’s business currently consists of three major operating groups: Electronics Marketing, Computer Marketing and Applied Computing.

      Throughout fiscal 2002, each of the three operating groups initiated or implemented plans to further manage their businesses through the creation of new, focused business units that generally serve separate sectors, based upon product, service or geography.

     Electronics Marketing

      EM is Avnet’s largest operating group contributing 54.3% of fiscal year 2002 consolidated sales, or $4.8 billion. EM markets and sells electronic components and related services to all sizes of customers including the world’s leading electronic OEMs and contract manufacturers. Management estimates that global electronic component material purchases by OEMs and contract manufacturers range from $180 to $200 billion annually, of which an estimated 25% to 30% are made through distributors like EM. The EM group is comprised of multiple specialized and focused business units operating in all three major economic regions of the world: the Americas, EMEA and Asia.

      A description of EM’s products and services and its key suppliers and customers is as follows:

•	EM offers a broad array of active and passive component technologies through multiple specialized and focused business units. EM distributes both commodity and proprietary component products in the following broad categories: semiconductors; interconnect, passive and electromechanical devices; radio frequency and microwave devices; and optoelectronic components.

•	EM markets and sells products on behalf of over 250 of the world’s leading electronic component manufacturers. Suppliers of components to EM include Analog Devices, AVX, Intel, Motorola, National Semiconductor, ON Semiconductor, Phillips Components, Texas Instruments, Tyco and Xilinx.

•	EM sells components into most sectors of the economy touched by technology, principally into the industrial and manufacturing control sector as well as the communications, computer hardware and peripheral, medical equipment, and military and aerospace sectors. EM sells to multinational, regional and local OEMs and contract manufacturing companies. These include Celestica, Flextronics, Honeywell, Jabil, Motorola MCG, Plexus, Sanmina-SCI, Siemens, Solectron and Tellabs.

•	EM also provides a comprehensive array of engineering design services and supply chain management services through its Avnet Design Services (“ADS”) and Avnet Integrated Material Services (“IMS”) operations. To speed customers’ design cycles, ADS offers technical resources and capabilities including reference designs, development kits, technical marketing, and FPGA (Field Programmable Gate Array) and ASIC (Application-Specific Integrated Circuits) system design. ADS field application engineers are knowledgeable about a variety of potential applications and work with the engineers of Avnet’s customers to reach efficient solutions to meet their needs. IMS provides supply chain management services such as material forecasting, material management, supply chain synchronization and inventory replenishment systems, and warehousing services. EM also offers an array of physical value-added services to its customers such as connector and cable assembly and semiconductor programming.

     Computer Marketing

      CM is an international distributor/reseller of enterprise networking and computer equipment to VARs and end-users focusing primarily on enterprise computing products and value-added services, including mid- to high-end servers, storage and networking solutions. CM also provides a variety of networking solutions to its customer base. With $2.4 billion in sales, CM accounted for 26.9% of Avnet’s consolidated sales in fiscal

2002. CM’s products and services are designed to assist enterprise computing customers in optimizing information technology performance. Its multiple business units provide a total solution including high-end mid-range servers, data storage, software and networking offerings, and the services required to implement these solutions.

      A description of CM’s products and services and its key suppliers and customers is as follows:

•	CM’s primary focus is mid-range computing systems, system configuration and integration, communications, software and storage. CM’s multiple business units are structured to provide a total solution including mid-range to high-end servers, data storage, software and networking offerings, and the services required to implement these solutions.

•	CM’s ability to maintain strong relationships with suppliers has made it a leading partner for mid-range enterprise computing system vendors for companies such as IBM and Hewlett-Packard/Compaq. Other suppliers CM serves include Cisco Systems, Enterasys, Lotus Development, Network Associates, Oracle, Storage Technology and Veritas.

•	CM’s customers are VARs of computer-based systems including VARs that provide integration services. CM also sells into the world’s largest corporations and small-to-medium companies purchasing computing products and software. These include ADVIZEX Technologies, Computacenter (UK) Ltd., DirecTV, HBO & Company, Intel, Key Information Systems, Sirius Computer Systems, Think Tank Systems, LLC and Venture Systemsource.

•	CM provides value-added services with the products it sells. These services range from product configuration services, back-office integrated networking solutions, network infrastructure build out, technical and logistics support, and customized financing solutions.

     Applied Computing

      AC serves the needs of personal computer OEMs and system integrators worldwide by providing the latest computer component technologies, and also serves the needs of non-PC OEMs that require embedded systems and technical services, such as product prototyping, configurations and other value-added services. With $1.7 billion in sales, AC accounted for 18.8% of Avnet’s consolidated sales in fiscal 2002. AC provides value-added electronic subsystems more quickly and efficiently than customers can produce these products themselves, by integrating advanced computer technologies, thus reducing critical time to market in the product development cycle.

      A description of AC’s products and services and its key suppliers and customers is as follows:

•	AC markets and sells subsystem products such as microprocessors, single-board computers, server building blocks, storage products, peripherals, flat panel displays, networking software, embedded software, operating systems, computer boards and disk drives.

•	AC markets and sells subsystems on behalf of leading suppliers such as Advanced Micro Devices, Intel, IBM, Motorola, NEC, Sharp and Western Digital.

•	AC solutions are found within the medical equipment, communications, industrial and digital media markets, and in such end products as blood analyzers, telecommunications systems, film editing equipment, point-of-sale systems and automated teller machines. Customers of AC include ABS Computer Technologies, Avatar Technology, Avaya, Avid, General Electric, MA Laboratories, Private Label PC, Tellabs and Western Scientific.

•	AC also provides engineering design services, supply chain management, financing, physical distribution and integration of subsystems and end products for its customers. Additionally, AC provides prototype laboratories where engineers work in collaboration with customers to integrate board-level systems around industry-standard, embedded computing products. Another important value-added service that AC provides is its Fastrac™ web-based tool for design engineers and procurement professionals with capabilities including order and inventory management, search, and 24x7 access to data, technical expertise, product roadmaps and announcements of product obsolescence.

Sales and Marketing

      With approximately 50% of its employee base working in a selling-related capacity, Avnet provides its supplier base with superior sales and marketing capabilities. Approximately 28% of the selling organization is certified with technical selling credentials. Avnet’s technical sales and sales support personnel hold degrees in electronics engineering, advanced certifications in electronics design or other technical certifications, which relate specifically to the needs of Avnet’s customer and supplier base.

      These certifications, in most cases, relate specifically to the technical usage of suppliers’ products in meeting the application specific needs of a customer. Certifications in engineering design, programming, product configuration, product integration and repair are critical to the technical sales process. Avnet’s sales representatives, field application engineers, product designers and other technical resources work with customers to:

•	provide customers with technical information (i.e., data sheets) or product samples;

•	assist customers in determining the appropriate product usage for their applications based on the technical specifications required to make the application commercially viable; and

•	develop a reference design, design schematic or physical prototype (commonly referred to as a “first article”) for technical evaluation by the customer.

      This process often results in volume purchases of product(s) for the production of the manufactured end equipment.

      Avnet’s technical sales team is located throughout the world. In the Americas, nearly 30% of Avnet’s total sales team holds technical certifications, in the EMEA region, over 20%, and in the Asia region, this number reaches nearly 55%. Technical sales personnel in EM undergo an average of up to 40 hours of certification training in various programs each year. Specialized supplier training is also conducted, which can add as much as another 120 hours of training. AC’s technical sales team employs integration engineers that undergo continuous training and certification processes to remain up-to-date on the latest technological advances. Nearly 20% of CM’s sales force is technically certified. CM sales personnel receive certifications directly from supplier training programs (including 3Com, Cisco Systems, IBM, Hewlett-Packard/Compaq, EMC and Microsoft, among others).

Competition

      Avnet competes in the electronic component and computer product distribution industry primarily with Arrow Electronics, Future Electronics, Memec PLC and Pioneer-Standard Electronics. A key competitive factor in the electronic component and computer product distribution industry as a whole is the carrying of a sufficient amount and proper mix of inventory necessary to meet rapid delivery requirements of customers. In addition, Avnet enhances its competitive position by offering a variety of value-added services which entail the performance of services and/or processes tailored to individual customer specifications and business needs, such as point of use replenishment, testing, assembly, supply chain management and materials management.

Facilities

      Worldwide, Avnet currently owns approximately 1,265,000 square feet of space and leases approximately 4,345,000 square feet of space. Avnet maintains over 300 locations around the globe, which include facilities for sales, warehousing and value-added operations, and administrative functions. Approximately 56% of Avnet’s owned and leased facilities are located in the United States.

      The following is a list of locations of Avnet’s principal facilities. In many cases there may be additional facilities in the same locality as those listed below:

	Approx.	Owned/
Location	Sq. Ft.	Leased	Division	Primary Use

Phoenix, AZ	176,000	Leased	Corp./EM	Corporate headquarters/EM headquarters
Chandler, AZ	403,000	Owned	EM	Warehousing and value-added operations
Oxford, NC (closing Feb. 2003)	201,000	Owned	EM	Warehousing and value-added operations
Grapevine, TX	181,000	Leased	EM	Warehousing and value-added operations
Poing, Germany	265,000	Leased	EM	Warehousing and value-added operations
Tongeren, Belgium	167,000	Owned	EM/CM	Warehousing and value-added operations
Diegem, Belgium	48,000	Leased	EM/CM	Office facilities/European headquarters
Singapore	36,000	Owned	EM	Warehousing and value-added operations
Tempe, AZ	132,000	Leased	CM	CM headquarters
Chandler, AZ	196,000	Leased	CM	Warehousing and value-added operations
Phoenix, AZ	35,000	Leased	AC	AC headquarters
Phoenix, AZ	87,000	Leased	AC	Integration and warehousing
Nettetal, Germany	137,000	Leased	AC	Integration and warehousing

      Avnet has established its principal operations listed above in locations that maximize operating efficiency for the applicable region, while also taking into account, whenever practical, labor costs, governmental and tax incentives and other benefits. Smaller sales and operating facilities are located worldwide to effectively market Avnet’s products and service Avnet’s suppliers and customers on a local level.

      Management continually seeks to size Avnet’s operations appropriately to maximize cost efficiencies for Avnet as a whole. Currently, Avnet’s facilities are adequate to meet its operational needs. However, as discussed in more detail in “Management’s Discussion and Analysis — Results of Operations — Quarters Ended December 27, 2002 and December 28, 2001,” management has elected to consolidate certain of its owned and leased facilities, including the Oxford, NC facility noted above.

Employees

      As of December 27, 2002, Avnet had approximately 10,550 employees worldwide. This amount is down from a high of over 15,500 worldwide employees during Avnet’s fiscal year ended June 29, 2001. The reduction in workforce is the result of cost reduction initiatives, including closure and consolidation of facilities, further discussed in Avnet’s consolidated financial statements located in this prospectus supplement. Nearly 60% of Avnet’s current employees are in the United States. Avnet has not experienced any significant work stoppages or other labor issues and management considers Avnet’s relations with employees to be good.

Legal Proceedings

      Avnet and/or its subsidiaries are parties to various legal proceedings arising in the normal course of business. While litigation is subject to inherent uncertainties, management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on Avnet’s financial position, cash flow or overall results of operations.

      As a result primarily of certain former manufacturing operations, Avnet may have liability under various federal, state and local environment laws and regulations, including those governing pollution, exposure to and the handling, storage and disposal of hazardous substances. For example, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) and similar state laws, Avnet may be liable for the costs of cleaning up environmental contamination on or from its current or former properties, and at off-site locations where Avnet disposed of hazardous wastes in the past. Such laws may impose joint and several liability. Typically, however, the costs for cleanup at such sites are allocated among potentially responsible parties based upon each party’s relative contribution to the contamination, and other factors.

      For example, in October 1993 Avnet and the former owners of an Avnet-owned site in Oxford, North Carolina entered into a Consent Decree and Court Order with the Environmental Protection Agency (the “EPA”) for the environmental clean-up of the site, the cost of which, according to the EPA’s remedial investigation and feasibility study, was estimated to be approximately $6.3 million, exclusive of approximately $1.5 million in EPA past costs paid by the potentially responsible parties (“PRP’s”). Pursuant to a Consent Decree and Court Order entered into between Avnet and the former owners of the site in May 1993, the former owners have agreed to bear at least 70% of the clean-up costs of the site, and Avnet will be responsible for not more than 30% of those costs.

      On September 26, 2002, Avnet’s Sterling Electronics, Inc. subsidiary (“Sterling”) was added as a defendant in an existing lawsuit by property owners and residents in or near the San Gabriel Valley Superfund Site. Sterling once owned 92.46% of the capital stock of Phaostron, Inc., which has been named as a PRP for contamination at the site. Avnet believes that Sterling has meritorious defenses to liability, and, although the ultimate outcome is uncertain, based on current information, Avnet does not believe that its liability for this matter, if any, will be material to its financial position, cash flow or results of operations.

      Avnet is a PRP at a manufacturing site in Huguenot, New York currently under investigation by the New York State Department of Environmental Conservation (“NYSDEC”), which site Avnet owned from the mid-1960s until the early-1970s. The estimated cost of the first phase of the environmental clean-up (to remediate contaminated soils), is approximately $2.4 million based on an NYSDEC cost estimate. Avnet currently is engaged in litigation to apportion these costs among it and the current and former owners and operators of the site. Based on current information, Avnet does not anticipate its liability in the matter will be material to its financial position, cash flow or results of operations.

      Based on information known to date, management believes that Avnet has appropriately accrued in its consolidated financial statements for its share of the costs associated with these environmental clean-up sites.

MANAGEMENT

      The current directors of Avnet are:

	Year First
Name	Elected	Principal Occupation

Eleanor Baum	1994	Dean, School of Engineering, The Cooper Union, New York
J. Veronica Biggins	1997	Senior Partner, Heidrick & Struggles International, Inc.
Lawrence W. Clarkson	1998	Retired Senior Vice President, The Boeing Company
Ehud Houminer	1993	Professor and Executive-in-Residence, Columbia Business School, Columbia University
James A. Lawrence	1999	Executive Vice President and Chief Financial Officer, General Mills, Inc.
Salvatore J. Nuzzo	1982	Chairman and Chief Executive Officer, Datron, Inc.
Ray M. Robinson	2000	President, AT&T Southern Region Business Services Division
Frederic Salerno	1993	Retired Vice Chairman and Chief Financial Officer, Verizon Communications
Gary L. Tooker	2000	Retired Chairman of the Board, Motorola, Inc.
Roy Vallee	1991	Chairman and Chief Executive Officer, Avnet, Inc.

      The current executive officers of Avnet are:

Name	Age	Office

Roy Vallee	50	Chairman of the Board and Chief Executive Officer
David R. Birk	55	Senior Vice President, General Counsel and Secretary
Andrew S. Bryant	47	Senior Vice President
Richard Hamada	45	Senior Vice President
Edward Kamins	53	Senior Vice President
Raymond Sadowski	48	Senior Vice President, Chief Financial Officer and Assistant Secretary
John F. Cole	60	Controller

      Mr. Vallee joined Avnet in February 1977 and has been Chairman of the Board and Chief Executive Officer since June 1998. Prior thereto, he was Vice Chairman of the Board from November 1992 and also President and Chief Operating Officer from March 1992.

      Mr. Birk became Avnet’s Secretary in July 1997 and has been Senior Vice President of Avnet since November 1992. Mr. Birk was elected Vice President and General Counsel in September 1989.

      Mr. Bryant has been Senior Vice President of Avnet since November 1999 and has served as President of EM since January 2002. Mr. Bryant previously served as a Vice President of Avnet from November 1996 to November 1999 and President of CM from June 1999 to January 2002, and prior thereto served as

President of Avnet’s Hall-Mark Computer Division from July 1998 to June 1999. Mr. Bryant was President of the Avnet Computer Division from September 1996 to June 1998.

      Mr. Hamada has been Senior Vice President of Avnet since November 2002 and has served as President of CM since January 2002. He previously served as a Vice President of Avnet since December 1999 and President of Avnet Hall-Mark, North America from May 1999 to January 2002. Prior thereto, Mr. Hamada served as Executive Vice President of Avnet Computer (now Avnet Enterprise Solutions) from July 1998 to May 1999 and was Senior Vice President of Sales and Marketing from July 1997 to July 1998.

      Mr. Kamins has been Senior Vice President of Avnet since November 2000 and has served as President of AC since October 1999. Mr. Kamins served as a Vice President of Avnet from November 1999 to November 2000. He previously served as Senior Vice President for Avnet CM from July 1996.

      Mr. Sadowski has been Senior Vice President of Avnet since November 1992 and Chief Financial Officer since February 1993.

      Mr. Cole has been Avnet’s Controller since February 1993.

      Officers of Avnet are generally elected each year at the meeting of the Board of Directors following the annual meeting of shareholders and hold office until the next such annual meeting or until their earlier death, resignation or removal.

DESCRIPTION OF NOTES

      The 9 3/4% Notes due 2008 (the “Notes”) will be issued as a series of debt securities under an indenture dated as of October 1, 2000, between Avnet and Bank One Trust Company, N.A., as trustee (the “Indenture”). The following description of the Notes, together with the description of the general terms of certain of Avnet’s debt securities in the attached prospectus, is a summary of all the material provisions of the Notes and the Indenture but does not include all the provisions of the Indenture. Avnet urges you to read the Indenture because it fully defines the rights of holders of the Notes. You may obtain a copy of the Indenture without charge. See “Where You Can Find More Information” in the accompanying prospectus. You can find the definitions of certain capitalized terms in this section under the subheading “— Certain Definitions.” Capitalized terms used but not otherwise defined in this section have the meanings assigned to them in the accompanying prospectus. For a description of the general terms applicable to Avnet’s debt securities, including the Notes, see “Description of Debt Securities” in the accompanying prospectus.

      For purposes of this section, references to “Avnet” include only Avnet, Inc. and its successors in accordance with the terms of the Indenture and not Avnet’s subsidiaries. The term “Subsidiaries” as used in with respect to this series of Notes does not include Unrestricted Subsidiaries. As of the Issue Date, none of Avnet’s Subsidiaries will be Unrestricted Subsidiaries. However, under certain circumstances, Avnet will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants applicable to this series of Notes.

      The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The Notes are subject to all such terms, and investors are referred to the Indenture and the Trust Indenture Act for a statement thereof.

General

      The Notes will be initially limited to $475.0 million aggregate principal amount and will mature on February 15, 2008. Avnet will have the ability to reopen the series and issue additional Notes of the same series from time to time without the consent of the then existing Holders of the Notes (the “Additional Notes”), subject to compliance with the terms of the Indenture applicable to the Notes, including, if then applicable, the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock.” Interest will accrue on the Additional Notes issued pursuant to the Indenture from and including the date of issuance of such Additional Notes. Any such Additional Notes would be issued on the same terms as the Notes and would constitute part of the same series of securities as the Notes and would vote together as one series on all matters with respect to the Notes. All references to Notes herein includes the Additional Notes, except as stated otherwise. The Notes will be issued in registered form only in denominations of $1,000 and integral multiples of $1,000. The Notes will have the benefit of certain covenants in the event that the credit ratings with respect to the Notes fall below investment grade or in the event of a Default or Event of Default.

      The Notes will be unsecured obligations and will rank equally with Avnet’s other present and future unsecured senior indebtedness including bank credit facilities. As of December 27, 2002, Avnet had $1,313.9 million of outstanding unsecured senior indebtedness, with no indebtedness outstanding under its bank credit facilities. The Notes will not be guaranteed by any of Avnet’s subsidiaries and, as a result, are effectively subordinated to all of the debt of Avnet’s subsidiaries. As of December 27, 2002, Avnet’s subsidiaries had $49.1 million of outstanding debt. Substantially all of the debt of Avnet’s subsidiaries has been incurred by foreign subsidiaries, primarily to fund their working capital.

Interest on the Notes

      The Notes will bear interest from February 5 at the annual rate set forth on the cover page of this prospectus supplement. Interest will be payable semi-annually on February 15 and August 15 of each year (each, an “Interest Payment Date”), beginning August 15, 2003, to the persons in whose names the Notes are registered in the security register at the close of business on the applicable regular record date, which is the date 15 calendar days prior to such Interest Payment Date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption

      At any time Avnet may, at its option, redeem the Notes for cash, in whole or in part, from time to time, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the greater of (i) 101% of the principal amount of the Notes so redeemed, plus accrued and unpaid interest, and (ii) the Make-Whole Premium, plus, to the extent not included in the Make-Whole Premium, accrued and unpaid interest to, but not including, the date of redemption. “Make-Whole Premium” is defined to mean, with respect to a Note, the sum of the present values of the remaining scheduled payments of interest, principal and premium thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points.

Mandatory Redemption

      The Notes will not have the benefit of any sinking fund and Avnet will not be required to make any mandatory redemption payments with respect to the Notes. However, Avnet will be required to offer to repurchase the Notes under certain circumstances as described below under “Repurchase at the Option of the Holders.”

Selection and Notice

      In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption by pro rating, by lot or in such other manner it deems appropriate and fair. The Notes may be redeemed in part in multiples of $1,000 only.

      Notice of any redemption will be sent, by first class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption to the Holder of each Note to be redeemed to such Holder’s last address as then shown upon the registry books of Avnet’s registrar. Any notice which relates to a Note to be redeemed in part only must state the portion of the principal amount equal to the unredeemed portion thereof and must state that on and after the date of redemption, upon surrender of such Note, a new Note or Notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the date of redemption, interest will cease to accrue on the Notes or portions thereof called for redemption, unless Avnet defaults in the payment thereof.

Applicability of Certain Covenants

      During any period of time that (a) the Notes have the Specified Ratings from both Rating Agencies and (b) no Default or Event of Default has occurred and is continuing, Avnet and its Subsidiaries will not be subject to the provisions of the covenants under the Indenture described below (the “Applicable Covenants”). “Specified Ratings” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

      On the Issue Date, the Notes will have the Specified Ratings from both Moody’s and S&P, so Avnet and its Subsidiaries will not be subject to the provisions of the Applicable Covenants unless the Notes fail to maintain the Specified Ratings from both Moody’s and S&P or a Default or Event of Default occurs.

      The Applicable Covenants are the following covenants under the terms of the Indenture applicable to the Notes:

•	Repurchase of Notes at the Option of the Holder Upon a Change of Control;

•	Limitations on Sale of Assets and Subsidiary Stock; Offer to Repurchase from Excess Proceeds;

•	Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock;

•	Limitation on Restricted Payments;

•	Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries;

•	Limitation on Transactions with Affiliates; and

•	Subsidiary Guarantors.

      If one or both of Moody’s and S&P withdraws its ratings or downgrades the ratings assigned to the Notes below the Specified Ratings or a Default or Event of Default occurs and is continuing (any of the foregoing, a “Triggering Event”), then Avnet and its Subsidiaries shall thereafter be subject to the Applicable Covenants. If any Triggering Event occurs and subsequently during any period of time (a) the Notes have the Specified Ratings from both Moody’s and S&P and (b) no Default or Event of Default has occurred and is continuing, Avnet and its Subsidiaries will not be subject to the Applicable Covenants during such period of time. Compliance with the Applicable Covenants with respect to the Restricted Payments made after the occurrence of a Triggering Event will be calculated in accordance with the terms of the covenant described below under the caption “Limitation on Restricted Payments” as though such covenant had been in effect during the entire period of time from the Issue Date. Actions taken by Avnet and its Subsidiaries prior to the date a Triggering Event occurs shall not be subject to the Applicable Covenants with retroactive effect.

Repurchase at the Option of Holders

     Repurchase of Notes at the Option of the Holder Upon a Change of Control

      If a Change of Control of Avnet occurs, each Holder of Notes will have the right, at such Holder’s option, pursuant to an offer (subject only to conditions required by applicable law, if any) by Avnet (the “Change of Control Offer”), to require Avnet to repurchase all or any part of such Holder’s Notes in integral multiples of $1,000 on a date (the “Change of Control Purchase Date”) that is no later than 35 Business Days after the occurrence of such Change of Control, at a cash price equal to 101% of the principal amount thereof (the “Change of Control Purchase Price”), together with accrued and unpaid interest to the Change of Control Purchase Date.

      The Change of Control Offer shall be made within 10 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement (the “Change of Control Offer Period”). Upon expiration of the Change of Control Offer Period, Avnet shall promptly purchase all Notes properly tendered in response to the Change of Control Offer at the Change of Control Purchase Price.

      As used herein, a “Change of Control” means:

•	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such Person or its subsidiaries, or any Person acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 40% or more of the Equity Interests of Avnet; or

•	during any period of 12 consecutive months, a majority of the members of the Board of Directors of Avnet cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body.

      On or before the Change of Control Purchase Date, Avnet will:

•	accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer,

•	deposit with the paying agent for Avnet (the “Paying Agent”) cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest) of all Notes so tendered, and

•	deliver to the Trustee the Notes so accepted together with an Officers’ Certificate listing the Notes or portions thereof being purchased by Avnet.

      The Paying Agent promptly will pay the Holders of Notes so accepted an amount equal to the Change of Control Purchase Price (together with accrued and unpaid interest) and the Trustee promptly will authenticate and deliver to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered. Any Notes not so accepted will be delivered promptly by Avnet to the Holder thereof. Avnet publicly will announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

      The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of Avnet, and, thus, the removal of incumbent management.

      Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, Avnet’s compliance with such laws and regulations shall not in and of itself cause a breach of Avnet’s obligations under such covenant.

      If the Change of Control Purchase Date hereunder is on or after an interest payment Record Date and on or before the associated Interest Payment Date, any accrued and unpaid interest due on such Interest Payment Date will be paid to the Person in whose name a Note is registered at the close of business on such Record Date.

      Notwithstanding the foregoing, Avnet will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Avnet and purchases all Notes validly tendered and not withdrawn under the Change of Control Offer.

Limitations on Sale of Assets and Subsidiary Stock; Offer to Repurchase from Excess Proceeds

      Avnet will not and will not permit any of Avnet’s Subsidiaries to, in one or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any property, business or assets, including by merger or consolidation (in the case of one of Avnet’s Subsidiaries), and including any sale or other transfer or issuance of any Equity Interests of any of Avnet’s Subsidiaries or Unrestricted Subsidiaries, whether by Avnet or one of Avnet’s Subsidiaries or through the issuance, sale or transfer of Equity Interests by one of Avnet’s Subsidiaries and including any sale and leaseback transaction (any of the foregoing, an “Asset Sale”), unless:

(1)	at least 75% of the total consideration for such Asset Sale or series of related Asset Sales consists of cash or Cash Equivalents, or Related Business Assets, and

(2)	Avnet determines in good faith that Avnet receives or such Subsidiary receives, as applicable, fair market value for such Asset Sale.

For purposes of (1) above, total consideration received means the total consideration received for such Asset Sales minus the amount of, (a) Purchase Money Indebtedness secured solely by the assets sold and assumed by a transferee; provided, that Avnet is and Avnet’s Subsidiaries are fully released from obligations in connection therewith and (b) property that within 90 days of such Asset Sale is converted into cash or Cash Equivalents; provided, that such cash and Cash Equivalents shall be treated as Net Cash Proceeds attributable to the original Asset Sale for which such property was received.

      Within 360 days following such Asset Sale, an amount equal to the Net Cash Proceeds therefrom (the “Asset Sale Amount”) are:

(a)	invested (or committed, pursuant to a binding commitment subject only to reasonable, customary closing conditions, to be invested, and in fact is so invested, within an additional 90 days) in Related Business Assets and property (except in connection with the acquisition of a Wholly Owned Subsidiary in a Related Business, other than notes, bonds, obligation and securities) or to make Restricted Investments permitted by the covenant “Limitation on Restricted Payments” or Permitted Investments other than clauses (a), (b), (d) and (e) thereof, which in Avnet’s good faith reasonable judgment will immediately constitute or be a part of a Related Business of Avnet or such Subsidiary (if it continues to be a Subsidiary) immediately following such transaction, or

(b)	used to retire Indebtedness outstanding under the Credit Agreement or any Foreign Subsidiary Credit Agreement or any Purchase Money Indebtedness secured by the asset which was the subject of the Asset Sale and, to permanently reduce (in the case of Indebtedness that is not Purchase Money Indebtedness) the amount of such Indebtedness outstanding on the Issue Date or permitted pursuant to paragraph (b), or (d), as applicable, of the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock” (including that in the case of a revolver or similar arrangement that makes credit available, such commitment is so permanently reduced by such amount), or

(c)	applied to the optional redemption of the Notes in accordance with the terms of the Indenture and Avnet’s other Indebtedness ranking on a parity with the Notes and with similar provisions requiring Avnet to repurchase such Indebtedness with the proceeds from such Asset Sale, pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the Notes and such other Indebtedness then outstanding, except that, in the case of each of the provisions of clauses (a) and (b), only proceeds from an Asset Sale of assets or capital stock of a Foreign Subsidiary may be invested in or used to retire Indebtedness of a Foreign Subsidiary. Pending the final application of any Net Cash Proceeds, Avnet may temporarily reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by the Indenture.

      The accumulated Net Cash Proceeds from Asset Sales not applied as set forth in (a), (b) or (c) of the preceding paragraph shall constitute Excess Proceeds. Within 30 days after the date that the amount of Excess Proceeds exceeds $15.0 million, which date will not be prior to 390 days subsequent to the Asset Sale that generated such Excess Proceeds, Avnet shall apply an amount equal to the Excess Proceeds (the “Asset Sale Offer Amount”) to the repurchase of the Notes and such other Indebtedness ranking on a parity with the Notes and with similar provisions requiring Avnet to make an offer to purchase such Indebtedness with the proceeds from such Asset Sale pursuant to a cash offer (subject only to conditions required by applicable law, if any) (pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the Notes and such other Indebtedness then outstanding) (the “Asset Sale Offer”) at a purchase price of 100% of the principal amount (or accreted value in the case of Indebtedness issued with an original issue discount) (the “Asset Sale Offer Price”) together with accrued and unpaid interest to the date of payment. Each Asset Sale Offer shall remain open for 20 Business Days following its commencement (the “Asset Sale Offer Period”).

      Upon expiration of the Asset Sale Offer Period, Avnet shall apply the Asset Sale Offer Amount plus an amount equal to accrued and unpaid interest to the purchase of all Indebtedness properly tendered in accordance with the provisions hereof (on a pro rata basis if the Asset Sale Offer Amount is insufficient to purchase all Indebtedness so tendered) at the Asset Sale Offer Price (together with accrued interest). To the extent that the aggregate amount of Notes and such other Indebtedness ranking on parity with the Notes tendered pursuant to an Asset Sale Offer is less than the Asset Sale Offer Amount, Avnet may invest any remaining Net Cash Proceeds as otherwise permitted by the Indenture and following the consummation of each Asset Sale Offer the Excess Proceeds amount shall be reset to zero.

      Notwithstanding, and without complying with, the provisions of this covenant:

•	Avnet may and Avnet’s Subsidiaries may, in the ordinary course of business, (a) convey, sell, transfer, assign or otherwise dispose of inventory and other assets acquired and held for resale in the ordinary course of business and (b) liquidate Cash Equivalents;

•	Avnet may and Avnet’s Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the covenant “Limitation on Merger, Sale or Consolidation”;

•	Avnet may and Avnet’s Subsidiaries may sell or dispose of damaged, worn out or other obsolete property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of Avnet’s business or the business of such Subsidiary, as applicable;

•	Avnet may and Avnet’s Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets to Avnet or any of Avnet’s Subsidiaries;

•	Avnet may and Avnet’s Subsidiaries may, in the ordinary course of business, convey, sell transfer, assign, or otherwise dispose of assets (or related assets or in related transactions) with a fair market value of less than $10.0 million;

•	Avnet may and each of Avnet’s Subsidiaries may surrender or waive contract rights or settle, release or surrender contract, tort or other litigation claims in the ordinary course of business or grant Liens (and permit foreclosure thereon) not prohibited by the Indenture;

•	Avnet may and Avnet’s Subsidiaries may sell accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction to a Receivable Subsidiary for the fair market value thereof, but in any case including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP, and a Receivable Subsidiary may transfer accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction (or a fractional undivided interest therein) in a Qualified Receivables Transaction;

•	Avnet may and Avnet’s Subsidiaries may make Permitted Investments (excluding clauses (a), (b) and (e) in the definition thereof) and Restricted Investments under “Limitation on Restricted Payments” and

•	Avnet may and Avnet’s Subsidiaries may exchange assets held by Avnet or such Subsidiaries for assets held by any Person or entity; provided, that (a) the assets received by Avnet or such Subsidiaries in any such exchange in Avnet’s good faith reasonable judgment will immediately constitute, be a part of, or be used in, a Related Business of Avnet or such Subsidiaries, (b) Avnet has determined that the terms of any exchange are fair and reasonable, (c) any such exchange shall be deemed to be an Asset Sale to the extent that Avnet or any of Avnet’s Subsidiaries receives cash or Cash Equivalents in such exchange, and (d) that, in the case of a transaction exceeding $10 million of consideration to any party thereto, Avnet shall have obtained a favorable written opinion by an independent financial advisor of national reputation in the United States as to the fairness from a financial point of view to Avnet or such Subsidiaries of the proposed transaction.

      All Net Cash Proceeds from an Event of Loss (other than the proceeds of any business interruption insurance) shall be reinvested or used as otherwise provided above in clauses 1(a) or 1(b) of the first paragraph of this covenant.

      Any Asset Sale Offer shall be made in compliance with all applicable laws, rules, and regulations, including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this paragraph, Avnet’s compliance or the compliance of any of Avnet’s subsidiaries with such laws and regulations shall not in and of itself cause a breach of Avnet’s obligations under such covenant.

      If the payment date in connection with an Asset Sale Offer hereunder is on or after an interest payment Record Date and on or before the associated Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such Record Date.

Certain Covenants

      The terms of the Indenture applicable to the Notes will include certain covenants that will, in certain circumstances, among other things, restrict Avnet’s ability to borrow money, pay dividends on or repurchase capital stock, make investments and sell assets or enter into mergers or consolidations. See “Applicability of Certain Covenants.” The following summary of certain covenants of the Indenture applicable to the Notes are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the Indenture applicable to the Notes. Avnet urges you to read the Indenture because it, and not this description, details your rights as a holder of the Notes. For a description of the general terms applicable to Avnet’s debt securities, including the Notes, see “Description of Debt Securities” in the accompanying prospectus.

                  Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock

      Except as set forth in this covenant, Avnet will not and will not permit any of Avnet’s Subsidiaries to, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to (including as a result of an Acquisition), or otherwise become responsible for, contingently or otherwise (individually and collectively, to “incur” or, as appropriate, an “incurrence”), any Indebtedness (including Disqualified Capital Stock and Acquired Indebtedness), other than Permitted Indebtedness.

      Notwithstanding the foregoing if:

(1)	no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to, such incurrence of Indebtedness and

(2)	on the date of such incurrence (the “Incurrence Date”), Avnet’s Consolidated Coverage Ratio for the Reference Period immediately preceding the Incurrence Date, after giving effect on a pro forma basis to such incurrence of such Indebtedness and, to the extent set forth in the, definition of Consolidated Coverage Ratio, the use of proceeds thereof, would be at least 2.0 to 1.0 (the “Debt Incurrence Ratio”), then Avnet and Avnet’s Subsidiaries may incur such Indebtedness (including Disqualified Capital Stock).

      In addition, the foregoing limitations of the first paragraph of this covenant will not prohibit:

(a)	Avnet’s incurrence or the incurrence by any of Avnet’s Subsidiaries of Purchase Money Indebtedness; provided, that

(1)	the aggregate amount of such Indebtedness incurred and outstanding at any time pursuant to this paragraph (a) (plus any Refinancing Indebtedness issued to retire, defease, refinance, replace or refund such Indebtedness) shall not exceed $50 million (or the equivalent thereof, at the time of incurrence, in the applicable foreign currency), and

(2)	in each case, such Indebtedness shall not constitute more than 100% of Avnet’s cost or the cost to such Subsidiary, (determined in accordance with GAAP in good faith by Avnet’s Board of Directors), as applicable, of the property so purchased, constructed, improved or leased;

(b)	Avnet’s incurrence or the incurrence by any of Avnet’s Subsidiaries of Indebtedness in an aggregate amount incurred and outstanding at any time pursuant to this paragraph (b) (plus any Refinancing Indebtedness incurred to retire, defease, refinance, replace or refund such Indebtedness) of up to $15 million (or the equivalent thereof, at the time of incurrence, in the applicable foreign currencies);

(c)	the incurrence by Avnet or any of Avnet’s Subsidiaries of Indebtedness pursuant to the Credit Agreement in an aggregate amount incurred and outstanding at any time pursuant to this paragraph (c) of up to (x) the greater of (i) $429 million and (ii) the sum of (A) 50% of the net book value of the inventory of Avnet and its Domestic Subsidiaries and (B) 75% of the net book value of the accounts receivables of Avnet and its Domestic Subsidiaries and Canadian Subsidiaries, in each case determined on a consolidated basis in accordance with GAAP, minus (y) the amount of any such Indebtedness retired with the Net Cash Proceeds from any Asset Sale applied to permanently reduce the outstanding amounts or the commitments with respect to such Indebtedness pursuant to the first paragraph of the provision “Limitations on Sale of Assets and Subsidiary Stock; Offer to Repurchase from Excess Proceeds”; and

(d)	the incurrence by Foreign Subsidiaries of Indebtedness pursuant to Foreign Subsidiary Credit Agreements, and, without duplication, any guarantee by Avnet of Indebtedness of Foreign Subsidiaries pursuant to Foreign Subsidiary Credit Agreements, in an aggregate principal amount incurred and outstanding at any time pursuant to this paragraph (d) (plus any Refinancing Indebtedness incurred to retire, defease, refinance, replace or refund such Indebtedness) of up to $ 100 million (or the equivalent thereof, at the time of incurrence, in the applicable foreign currency), minus the amount of any such Indebtedness (1) retired with the Net Cash Proceeds from any Asset Sale applied to permanently reduce the outstanding amounts or the commitments with respect to such Indebtedness pursuant to clause (b) of the second paragraph of the covenant “Limitations on Sale of Assets and Subsidiary Stock; Offer to Repurchase from Excess Proceeds” or (2) assumed by a transferee of an Asset Sale so long as neither Avnet nor such Foreign Subsidiary continues to be an obligor under such Indebtedness.

      Indebtedness (including Disqualified Capital Stock) of any Person which is outstanding at the time such Person becomes one of Avnet’s Subsidiaries (including upon designation of any subsidiary or other Person as a Subsidiary) or is merged with or into or consolidated with Avnet or one of Avnet’s Subsidiaries shall be deemed to have been incurred at the time such Person becomes or is designated one of Avnet’s Subsidiaries or is merged with or into or consolidated with Avnet or one of Avnet’s Subsidiaries as applicable.

      Notwithstanding any other provision of this covenant, but only to avoid duplication, a guarantee of Avnet’s Indebtedness or of the Indebtedness of another Subsidiary incurred in accordance with the terms of the Indenture applicable to the Notes (other than Indebtedness incurred pursuant to clause (a) and (d) hereof of the definition of Permitted Indebtedness) issued at the time such Indebtedness was incurred or if later at the time the guarantor thereof became one of Avnet’s Subsidiaries will not constitute a separate incurrence, or amount outstanding, of Indebtedness. Upon each incurrence Avnet may designate pursuant to which provision of this covenant such Indebtedness is being incurred and Avnet may subdivide an amount of Indebtedness and designate more than one provision pursuant to which such amount of Indebtedness is being incurred and such Indebtedness shall not be deemed to have been incurred or outstanding under any other provision of this covenant.

      Notwithstanding anything contained herein to the contrary, Avnet will not incur any Indebtedness that is contractually subordinate to any of Avnet’s other Indebtedness unless such Indebtedness is at least as contractually subordinate to the Notes.

Limitation on Restricted Payments

      Avnet will not and will not permit any of Avnet’s Subsidiaries to, directly or indirectly, make any Restricted Payment if, after giving effect to such Restricted Payment on a pro forma basis:

(1) a Default or an Event of Default shall have occurred and be continuing,

(2)	Avnet is not permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio in the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock,” or

(3)	the aggregate amount of all Restricted Payments made by Avnet and Avnet’s Subsidiaries, including after giving effect to such proposed Restricted Payment, on and after the Issue Date, would exceed, without duplication, the sum of:

(a)	50% of Avnet’s aggregate Consolidated Net Income for the period (taken as one accounting period), commencing on the first day of the fiscal quarter during which the Issue Date occurred, to and including the last day of the fiscal quarter ended immediately prior to the date of each such calculation for which Avnet’s consolidated financial statements are required to be delivered to the Trustee or, if sooner, filed with the Securities and Exchange Commission (the “Commission”) (or, in the event Consolidated Net Income for such period is a deficit, then minus 100% of such deficit), plus

(b)	the aggregate Net Cash Proceeds received by Avnet from the sale of Avnet’s Qualified Capital Stock (other than (i) to one of Avnet’s Subsidiaries and (ii) to the extent applied in connection with a Qualified Exchange or a Permitted Investment pursuant to clause (e) thereof or, to avoid duplication, otherwise given credit for in any provision of the following paragraph), after the Issue Date, plus

(c)	except in each case, in order to avoid duplication, to the extent any such payment or proceeds have been included in the calculation of Consolidated Net Income, an amount equal to the net reduction in Investments (other than returns of or from Permitted Investments) in any Person resulting from cash distributions on or cash repayments of any Investments, including payments of interest on Indebtedness, dividends, repayments of loans or advances, or other distributions or other transfers of assets, in each case to Avnet or any Subsidiary of Avnet or from the Net Cash Proceeds from the sale of any such Investment or from redesignations of Unrestricted Subsidiaries as Subsidiaries (valued in each case as provided in the definition of “Investments”), not to exceed, in each case, the amount of Investments previously made by Avnet or any Subsidiary of Avnet in such Person, including, if applicable, such Unrestricted Subsidiary, less the cost of disposition.

      The foregoing clauses (2) and (3) however, will not prohibit:

(v) Restricted Payments in an aggregate amount not to exceed $5.0 million pursuant to this clause (v); and

(w)	repurchases of Capital Stock from Avnet’s employees or directors (or their heirs or estates) or employees or directors (or their heirs or estates) of Avnet’s Subsidiaries upon the death, disability or termination of employment in an aggregate amount to all employees or directors (or their heirs or estates) not to exceed pursuant to this clause (w) (i) $10 million in any fiscal year or (ii) $30 million in the aggregate on and after the Issue Date, plus, in each case, the Net Cash Proceeds to Avnet from the sale of Avnet’s Qualified Capital Stock to directors, executive officers, members of the management or employees of Avnet or any of Avnet’s Subsidiaries, in the case of (i) in such fiscal year, and in the case of (ii) on and after the Issue Date pursuant to this clause (w).

      The foregoing clauses (1), (2) and (3) however, will not prohibit:

(x)	any dividend, distribution or other payments by any of Avnet’s Subsidiaries on its Equity Interests that is paid pro rata to all holders of such Equity Interests;

(y)	a Qualified Exchange; or

(z)	the payment of any dividend on Qualified Capital Stock within 60 days after the date of its declaration if such dividend could have been made on the date of such declaration in compliance with the foregoing provisions.

      The full amount of any Restricted Payment made pursuant to the foregoing clauses (v), (w), (x) and (z) (but not pursuant to clause (y)) above, however, will be counted as Restricted Payments made for purposes of the calculation of the aggregate amount of Restricted Payments available to be made referred to in clause (3) above.

      For purposes of this covenant, the amount of any Restricted Payment made or returned, if other than in cash, shall be the fair market value thereof as determined in the good faith reasonable judgment of Avnet’s Board of Directors, unless stated otherwise, at the time made or returned, as applicable. Additionally, within 10 days of each Restricted Payment, Avnet shall deliver an Officers’ Certificate to the Trustee describing in reasonable detail the nature of such Restricted Payment in excess of $500,000 that is not a Restricted Investment, stating the amount of such Restricted Payment, stating in reasonable detail the provisions of the Indenture applicable to the Notes pursuant to which such Restricted Payment was made and certifying that such Restricted Payment was made in compliance with the terms of the Indenture applicable to the Notes.

Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

      Avnet will not and will not permit any of Avnet’s Subsidiaries to, directly or indirectly, create, assume or suffer to exist any consensual restriction on the ability of any of Avnet’s Subsidiaries to pay dividends or make other distributions to or on behalf of, or to pay any obligation to or on behalf of, or otherwise to transfer assets or property to or on behalf of, or make or pay loans or advances to or on behalf of, Avnet, except:

(1)	restrictions imposed by the Notes or the terms of the Indenture applicable to the Notes or by Avnet’s other Indebtedness ranking pari passu with the Notes; provided, that such restrictions are no more restrictive taken as a whole than those imposed by the Notes and the provisions of the Indenture applicable to the Notes,

(2)	restrictions imposed by applicable law,

(3)	existing restrictions under Existing Indebtedness or Excluded Indebtedness,

(4)	restrictions under any Acquired Indebtedness not incurred in violation of the provisions of the Indenture applicable to the Notes or any agreement (including any Equity Interest) relating to any property, asset, or business acquired by Avnet or any of Avnet’s Subsidiaries, which restrictions in each case existed at the time of acquisition, were not put in place in connection with or in anticipation of such acquisition and are not applicable to any Person, other than the Person acquired, or to any property, asset or business, other than the property, assets and business so acquired,

(5)	any restriction imposed by any Indebtedness incurred under the Credit Agreement pursuant to the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock”; provided, that such restriction or requirement is no more restrictive taken as a whole than that imposed by the Credit Agreement as of the Issue Date,

(6)	restrictions with respect solely to any of Avnet’s Subsidiaries imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Equity Interests or assets of such Subsidiary; provided, that such restrictions apply solely to the Equity Interests or assets of such Subsidiary which are being sold,

(7)	restrictions on transfer contained in Purchase Money Indebtedness incurred pursuant to the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock”; provided, that such restrictions relate only to the transfer of the property acquired with the proceeds of such Purchase Money Indebtedness,

(8)	in connection with and pursuant to permitted Refinancings, replacements of restrictions imposed pursuant to clauses (1), (3), (4) or (7) or this clause (8) of this paragraph that are not more restrictive taken as a whole than those being replaced and do not apply to any other Person or assets than those that would have been covered by the restrictions in the Indebtedness so refinanced,

(9)	restrictions contained in Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided, that such restrictions apply only to such Receivables Subsidiary,

(10)	restrictions contained in Indebtedness incurred by a Foreign Subsidiary in accordance with the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock”; provided, that such restrictions relate only to one or more Foreign Subsidiaries, and

(11)	with respect to any Subsidiary of Avnet, contained in the terms of any Indebtedness or any Disqualified Capital Stock or any agreement pursuant to which such Indebtedness or Disqualified Capital Stock was issued if:

(a)	the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement;

(b)	the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings, as determined by Avnet; and

(c)	Avnet determines that any such encumbrance or restriction will not materially affect Avnet’s ability to make scheduled principal or interest payments on the Notes as determined in good faith by Avnet’s Board of Directors, whose determination shall be conclusive.

      Notwithstanding the foregoing, customary provisions restricting subletting or assignment of any lease entered into in the ordinary course of business, consistent with industry practice may be subject to customary restrictions on transfer, assignment or disposition thereof, and any asset subject to a Lien which is not prohibited to exist with respect to such asset pursuant to the terms of the Indenture applicable to the Notes may be subject to customary restrictions on the transfer or disposition thereof pursuant to such Lien.

Limitation on Liens Securing Indebtedness

      Avnet will not and will not permit any of Avnet’s Subsidiaries to, create, incur, assume or suffer to exist any Lien of any kind securing any of Avnet’s Indebtedness, or any Indebtedness of any of Avnet’s Subsidiaries, other than Permitted Liens, upon any of Avnet or Avnet’s Subsidiaries’ respective assets now owned or acquired on or after the Issue Date, or upon any income or profits therefrom, unless Avnet provides, and cause Avnet’s Subsidiaries to provide, concurrently therewith, that the Notes are equally and ratably so secured; provided that if such Indebtedness is Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness shall be contractually subordinate and junior to the Lien securing the Notes with the same relative priority as such Subordinated Indebtedness shall have with respect to the Notes, and provided, further, that this clause shall not be applicable to any Liens securing any such Indebtedness which became Avnet’s Indebtedness pursuant to a transaction subject to the provisions of the Indenture described below under “Limitation on Merger, Sale or Consolidation” or which constitutes Acquired Indebtedness and which in either case were in existence at the time of such transaction (unless such Indebtedness was incurred or such Lien created in connection with or in contemplation of, such transaction), so long as such Liens do not extend to or cover any of Avnet’s property or assets or any property or assets of any of Avnet’s Subsidiaries other than property or assets acquired in such transaction.

Limitation on Transactions with Affiliates

      Neither Avnet nor any of Avnet’s Subsidiaries will be permitted on or after the Issue Date to enter into or suffer to exist any contract, agreement, arrangement or transaction with any Affiliate (an “Affiliate Transaction”), or any series of related Affiliate Transactions, (other than Exempted Affiliate Transactions) unless:

(1)	it is determined that the terms of such Affiliate Transaction are fair and reasonable to Avnet, and no less favorable to Avnet than could have been obtained in an arm’s length transaction with a non-Affiliate, and

(2)	if involving consideration to either party in excess of $3.0 million, such Affiliate Transaction(s) has been approved by a majority of the members of Avnet’s Board of Directors that are disinterested in such transaction, if there are any directors who are so disinterested, and

(3)	if involving consideration to either party in excess of $10.0 million, unless, in addition, Avnet, prior to the consummation thereof, obtain a written favorable opinion as to the fairness of such transaction to Avnet from a financial point of view from an independent investment banking firm of national reputation in the United States or, if pertaining to a matter for which such investment banking firms do not customarily render such opinions, an appraisal or valuation firm of national reputation in the United States.

      Within 10 days of any Affiliate Transaction(s) involving consideration to either party of $500,000 or more, Avnet shall deliver to the Trustee an Officers’ Certificate addressed to the Trustee certifying that such Affiliate Transaction (or Transactions) complied with clause (1), (2), and (3), as applicable.

Limitation on Merger, Sale or Consolidation

      Avnet will not consolidate with or merge with or into another Person or, directly or indirectly, sell, lease, convey or transfer all or substantially all of Avnet’s assets (such amounts to be computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons, unless:

•	either (a) Avnet is the continuing entity or (b) the resulting, surviving or transferee entity or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation, is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of Avnet’s obligations in connection with the Notes and terms of the Indenture applicable to the Notes;

•	no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction; and

•	unless the Applicable Covenants are not applicable at the time of such transaction as described above under the caption “Applicability of Certain Covenants,” or unless such transaction is solely the merger of Avnet and one of Avnet’s previously existing Wholly Owned Subsidiaries for the purpose of reincorporation into another jurisdiction and which transaction is not for the purpose of evading this provision and not in connection with any other transaction, immediately after giving effect to such transaction on a pro forma basis, the consolidated resulting, surviving or transferee entity would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio set forth in the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock” or, if not, the Debt Incurrence Ratio on a pro forma basis is at least equal to the Debt Incurrence Ratio immediately prior thereto.

      Upon any consolidation or merger or any transfer of all or substantially all of Avnet’s assets in accordance with the foregoing, the successor corporation formed by such consolidation or into which Avnet is merged or to which such transfer is made shall succeed to and (except in the case of a lease or any transfer of less than all of Avnet’s assets) be substituted for, and may exercise every right and power of, Avnet under the provisions of the Indenture applicable to the Notes with the same effect as if such successor corporation had been named therein as Avnet, and (except in the case of a lease or any transfer or less than all of Avnet’s assets) Avnet shall be released from the obligations under the Notes and the terms of the Indenture applicable to the Notes except with respect to any obligations that arise from, or are related to, such transaction.

      For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more Subsidiaries, Avnet’s interest in which constitutes all or substantially all of Avnet’s properties and assets, shall be deemed to be the transfer of all or substantially all of Avnet’s properties and assets.

Limitation on Lines of Business

      Neither Avnet nor any of Avnet’s Subsidiaries (other than Receivables Subsidiaries) will directly or indirectly engage to any substantial extent in any line or lines of business activity other than that which, in the reasonable good faith judgment of Avnet’s Board of Directors, is a Related Business.

Subsidiary Guarantors

      Avnet will cause all present and future Subsidiaries of Avnet that guarantee or otherwise become liable for any Indebtedness of Avnet to jointly and severally, irrevocably and unconditionally, guarantee all principal, premium, if any, and interest on the Notes on a non-subordinated basis on or prior to the time such Subsidiaries guarantee such Indebtedness. Notwithstanding anything herein or in the Indenture to the contrary, if any Subsidiary of Avnet guarantees any of Avnet’s Indebtedness, or Avnet or any Subsidiary of Avnet, individually or collectively, pledges more than 66% of the Voting Equity Interests of a Subsidiary to a lender to secure Avnet’s Indebtedness, other than pursuant to a Permitted Lien, then such Subsidiary must become a Guarantor.

Release of Guarantors

      On the Issue Date, the Notes will not be guaranteed by any of Avnet’s subsidiaries. Under certain circumstances, the Indenture will require Avnet’s Subsidiaries to guarantee the Notes, as described above under “Subsidiary Guarantors.”

      No Guarantor will consolidate or merge with or into (whether or not such Guarantor is the surviving Person) another Person unless, (1) subject to the provisions of the following paragraph and the other provisions of the Indenture applicable to the Notes, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to which such Person shall guarantee, on an unsubordinated basis, all of such Guarantor’s obligations under such Guarantor’s Guarantee on the terms set forth in the Indenture; and (2) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred or be continuing. The provisions of the covenant shall not apply to the merger of any Guarantors with and into each other or with or into Avnet.

      Upon the sale or disposition (including by merger or stock purchase) of a Guarantor (as an entirety) to an entity which is not and is not required to become a Guarantor, or the designation of a Subsidiary to become an Unrestricted Subsidiary, which transaction is otherwise in compliance with the provisions of the Indenture relating to the Notes (including, without limitation, the provisions of the covenant Limitations on Sale of Assets, and Subsidiary Stock; Offer to Repurchase from Excess Proceeds), such Guarantor will be deemed released from its obligations under its Guarantee of the Notes; provided, however, that any such termination shall occur only to the extent that all obligations of such Guarantor under all of its guarantees of , and under all of its pledges of assets or other security interests which secure, any of Avnet’s Indebtedness or any Indebtedness of any other of Avnet’s Subsidiaries shall also terminate upon such release, sale or transfer and none of its Equity Interests are pledged for the benefit of any holder of any of Avnet’s Indebtedness or any Indebtedness of any of Avnet’s Subsidiaries.

Limitation on Status as Investment Company

      The Indenture will prohibit Avnet and Avnet’s Subsidiaries from being required to register as an “investment company” (as that term is defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act.

Events of Default and Remedies

      The Indenture will define an “Event of Default” with respect to the Notes as:

(1)	Avnet’s failure to pay any installment of interest on the Notes for 30 days after becoming due;

(2)	Avnet’s failure to pay all or any part of the principal, or premium, if any, on the Notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price, on Notes validly tendered and not properly withdrawn pursuant to a Change of Control Offer or Asset Sale Offer, as applicable,

(3)	Avnet’s failure or the failure by any of Avnet’s Subsidiaries to observe or perform any other covenant or agreement contained in the Notes or the terms of the Indenture applicable to the Notes and, except for the provisions under “Repurchase of Notes at the Option of the Holder Upon a Change of Control,” “Limitations on Sale of Assets and Subsidiary Stock; Offer to Repurchase from Excess Proceeds” and “Limitation on Merger, Sale or Consolidation” the continuance of such failure for a period of 30 days after written notice is given to Avnet by the Trustee or to Avnet and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding,

(4)	certain events of bankruptcy, insolvency or reorganization,

(5)	a default in Avnet’s Indebtedness or the Indebtedness any of Avnet’s Subsidiaries with an aggregate amount outstanding in excess of $15.0 million (a) resulting from the failure to pay principal at maturity or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity, and

(6)	final unsatisfied judgments not covered by insurance aggregating in excess of $15.0 million, at any one time rendered against Avnet or any of Avnet’s Subsidiaries and not stayed, bonded or discharged within 60 days.

      The Indenture will provide that, with respect to the Notes, if a Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such Default, give to the Holders notice of such Default.

Amendments and Supplements

      With certain exceptions, the Indenture may be modified or amended with respect to the Notes with the consent of the Holders of not less than a majority in principal amount of the outstanding Notes. However, no such modification or amendment may be made, without the consent of each Holder affected, which would:

•	reduce the principal amount of or the interest on any Note, or change the stated maturity of the principal of, or any installment of interest on, the Notes or the other terms of payment thereof, or

•	reduce the percentage of Notes, the consent of the Holders of which is required to modify or amend the provisions of the Indenture relating to the Notes, or the percentage of Notes, the consent of the Holders of which is required to waive certain past defaults,

•	impair the right of any Holder to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption at Avnet’s option, on or after the Redemption Date), or after an Asset Sale or Change of Control has occurred reduce the Change of Control Purchase Price or the Asset Sale Offer Price with respect to the corresponding Asset Sale or Change of Control or alter the provisions (including the defined terms used therein) regarding Avnet’s right to redeem the Notes as a right, or at Avnet’s option in a manner adverse to the Holders,

•	cause the Notes to become contractually subordinate in right of payment to any other Indebtedness.

Certain Definitions

      “Acquired Indebtedness” means Indebtedness (including Disqualified Capital Stock) of any Person existing at the time such Person becomes a Subsidiary of Avnet, including by designation, or is merged or consolidated into or with Avnet or one of its Subsidiaries.

      “Acquisition” means the purchase or other acquisition of any Person or all or substantially all the assets of any Person, or any business unit or division of such Person, by any other Person, whether by purchase, merger, consolidation, or other transfer, and whether or not for consideration.

      “Affiliate” means any Person directly or indirectly controlling or controlled by or under direct or indirect common control with Avnet. For purposes of this definition, the term “control” means the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise; provided, that with respect to ownership interest in Avnet and its Subsidiaries, a Beneficial Owner of 10% or more of the total voting power normally entitled to vote in the election of directors, managers or trustees, as applicable, shall for such purposes be deemed to possess control. Notwithstanding the foregoing, Wholly Owned Subsidiaries of Avnet shall not be deemed to be Affiliates.

      “Average Life” means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (1) the sum of the products (a) of the number of years from the date of determination to the date or dates of each successive scheduled principal (or redemption) payment of such security or instrument and (b) the amount of each such respective principal (or redemption) payment by (2) the sum of all such principal (or redemption) payments.

      “Avnet” means, Avnet, Inc., a New York corporation, and its successors in accordance with the terms of the Indenture applicable to the Notes.

      “Beneficial Owner” or “beneficial owner” for purposes of the definition of Change of Control and Affiliate has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not applicable.

      “Board of Directors” means, with respect to any Person, the board of directors (or if such Person is not a corporation, the equivalent board of managers or members or body performing similar functions for such Person) of such Person or any committee of the Board of Directors of such Person authorized, with respect to any particular matter, to exercise the power of the board of directors of such Person.

      “Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

      “Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

      “Capital Stock” means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness that is not itself otherwise capital stock), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

      “Cash Equivalent” means:

(1)	securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided, that the full faith and credit of the United States of America is pledged in support thereof),

(2)	time deposits, eurodollar time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million,

(3)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1) and (2) above entered into with any financial institution meeting the qualifications specified in clause (2) above, or

(4)	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P, or

(5)	investment funds investing at least 95% of their assets in securities of the types described in clauses (2)-(4) above, or

(6)	commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor’s Corporation or at least P-2 or the equivalent thereof by Moody’s Investors Service, Inc.,

and in each case, maturing within one year after the date of acquisition.

      “Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

      “Comparable Treasury Price” means with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such redemption date, or (ii) if Avnet obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

      “Consolidation” means, with respect to Avnet, the consolidation of the accounts of the Subsidiaries with those of Avnet, all in accordance with GAAP; provided, that “consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary with the accounts of Avnet. The term “consolidated” has a correlative meaning to the foregoing.

      “Consolidated Coverage Ratio” of any Person on any date of determination (the “Transaction Date”) means the ratio, on a pro forma basis, of (a) the aggregate amount of Consolidated EBITDA of such Person attributable to continuing operations and businesses for the Reference Period to (b) the aggregate Consolidated Fixed Charges of such Person during the Reference Period; provided, that for purposes of such calculation:

•	Acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date shall be assumed to have occurred on the first day of the Reference Period,

•	transactions giving rise to the need to calculate the Consolidated Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period,

•	the incurrence of any Indebtedness (including issuance of any Disqualified Capital Stock) during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to refinance or retire other Indebtedness) (other than Indebtedness incurred under any revolving credit facility) shall be assumed to have occurred on the first day of the Reference Period,

•	the Consolidated Fixed Charges of such Person attributable to interest on any Indebtedness or dividends on any Disqualified Capital Stock bearing a floating interest (or dividend) rate shall be computed on a pro forma basis as if the average rate in effect from the beginning of the Reference Period to the Transaction Date had been the applicable rate for the entire period, unless such Person or any of its Subsidiaries is a party to an Interest Swap or Hedging Obligation (which shall remain in effect for the 12-month period immediately following the Transaction Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used, and

•	for any Reference Period that includes the Issue Date, the aggregate amount of Consolidated EBITDA of such Person shall be adjusted to exclude extraordinary cash losses on the early extinguishment of Indebtedness resulting from the application of the proceeds of the offering of the Notes.

      “Consolidated EBITDA” means, with respect to any Person, for any period, the Consolidated Net Income of such Person for such period adjusted to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income), without duplication, the sum of

•	Consolidated income tax expense,

•	Consolidated depreciation and amortization expense,

•	non-cash losses or charges related to impairment of goodwill and other intangible assets,

•	Consolidated Fixed Charges,

•	all other non-cash charges attributable to the grant, exercise or repurchase of options for or shares of Qualified Capital Stock to or from employees of Avnet and its Consolidated Subsidiaries,

•	extraordinary non-cash losses and non-recurring non-cash losses;

less the amount of all cash payments made by such Person or any of its Subsidiaries during such period to the extent such payments relate to non-cash charges that were added back in determining Consolidated EBITDA for such period or any prior period; provided, that consolidated income tax expense and depreciation and amortization of a Subsidiary that is a less than Wholly Owned Subsidiary shall only be added to the extent of the equity interest of Avnet in such Subsidiary

      “Consolidated Fixed Charges” of any Person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of:

(a)	interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations) of such Person and its Consolidated Subsidiaries during such period, including (1) original issue discount and non-cash interest payments or accruals on any Indebtedness, (2) the interest portion of all deferred payment obligations, and (3) all commissions, discounts and other fees and charges owed with respect to bankers’ acceptances and letters of credit financings and currency and Interest Swap and Hedging Obligations, in each case to the extent attributable to such period, and

(b)	the amount of dividends accrued or payable (or guaranteed) by such Person or any of its Consolidated Subsidiaries in respect of Preferred Stock (other than by Subsidiaries of such Person to such Person or such Person’s Wholly Owned Subsidiaries).

For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined in good faith by Avnet to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guaranty by such Person or a Subsidiary of such Person of an obligation of another Person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

      “Consolidated Net Income” means, with respect to any Person for any period, the net income (or loss) of such Person and its Consolidated Subsidiaries (determined on a consolidated basis in accordance with GAAP) for such period, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication):

(a)	all gains (but not losses) which are either extraordinary (as determined in accordance with GAAP) or are either unusual or nonrecurring (including any gain from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of any capital stock),

(b)	the net income, if positive, of any Person, other than a Consolidated Subsidiary, in which such Person or any of its Consolidated Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such Person or a Consolidated Subsidiary of such Person during such period, but in any case not in excess of such Person’s pro rata share of such Person’s net income for such period, and

(c)	the net income, if positive, of any of such Person’s Consolidated Subsidiaries to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement (other than a Foreign Subsidiary Credit Agreement), instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary.

      “Consolidated Subsidiary” means, for any Person, each Subsidiary of such Person (whether now existing or hereafter created or acquired) the financial statements of which are consolidated for financial statement reporting purposes with the financial statements of such Person in accordance with GAAP.

      “Credit Agreement” means the credit agreement dated October 25, 2001, by and among Avnet, certain financial institutions and Bank of America, N.A., as agent, as amended through the Issue Date providing for a revolving credit facility, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as such credit agreement and/or related documents may be amended, restated, supplemented, renewed, replaced or otherwise modified from time to time whether or not with the same agent, trustee, representative lenders or holders, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term “Credit Agreement” shall include agreements in respect of Interest Swap and Hedging Obligations with lenders (or Affiliates thereof) party to the Credit Agreement and shall also include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Credit Agreement and all credit agreements providing for refundings, refinancings and replacements of any Credit Agreement, including any credit agreement:

(1)	extending the maturity of any Indebtedness incurred thereunder or contemplated thereby,

(2)	adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of Avnet and its Subsidiaries and their respective successors and assigns,

(3)	increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder; provided, that on the date such Indebtedness is incurred it would not be prohibited by the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock”, or

(4)	otherwise altering the terms and conditions thereof in a manner not prohibited by the terms of the Indenture.

      “Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

      “Disqualified Capital Stock” means, with respect to any Person:

(a)	Equity Interests of such Person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time or both would be, required to be redeemed or repurchased including at the option of the holder thereof by such Person or any of its Subsidiaries, in whole or in part, on or prior to 91 days following the Stated Maturity of the Notes, and

(b)	any Equity Interests of any Subsidiary of such Person other than any common equity with no preferences, privileges, and no redemption or repayment provisions.

      Notwithstanding the foregoing, any Equity Interests that would constitute Disqualified Capital Stock solely because the holders thereof have the right to require Avnet to repurchase such Equity Interests upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Capital Stock if the terms of such Equity Interests provide that Avnet may not repurchase or redeem any such Equity Interests pursuant to such provisions prior to Avnet’s purchase of the Notes as are required to be purchased pursuant to the provisions of the Indenture applicable to the Notes as described under “Repurchase at the Option of Holders.”

      “Domestic Subsidiary” means any Subsidiary of Avnet other than a Foreign Subsidiary.

      “Equity Interests” means Capital Stock or partnership, participation or membership interests and all warrants, options or other rights to acquire Capital Stock or partnership, participation or membership interests (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock or partnership, participation or membership interests).

      “Event of Loss” means, with respect to any property or asset, any

•	loss, destruction or damage of such property or asset, or

•	any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended.

      “Excluded Indebtedness” means the Indebtedness of Avnet and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence 90 days or more prior to the date any Triggering Event occurs.

      “Exempted Affiliate Transaction” means:

(a)	customary employee, director and consultant compensation arrangements approved by a majority of independent (as to such transactions) members of the Board of Directors of Avnet,

(b)	all Restricted Payments and Permitted Investments that are not prohibited by the terms of the covenant discussed under “Limitation on Restricted Payments” above,

(c)	transactions solely between or among Avnet and any of its Subsidiaries or solely among Subsidiaries of Avnet,

(d)	loans or advances to employees in the ordinary course of business and consistent with Avnet’s past practices,

(e)	the issuance of any Qualified Capital Stock of Avnet, and

(f)	any Affiliate Transaction in existence prior to the date any Triggering Event occurs.

      “Existing Indebtedness” means the Indebtedness of Avnet and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date, reduced to the extent such amounts are repaid, refinanced or retired.

      “Existing Receivables Securitization Program” means the program providing for transfers of receivables by Avnet and its Subsidiaries pursuant to the Receivables Sale Agreement, dated as of June 28, 2001 between Avnet, Inc., as originator, and Avnet Receivables Corporation, as buyer, and the Amended and Restated Receivables Purchase Agreement dated as of February 6, 2002 among Avnet Receivables Corporation, as seller, Avnet, Inc., as servicer, the companies defined therein, the financial institutions defined therein, and Bank One NA, as agent, as amended from time to time.

      “Foreign Subsidiary” means any Subsidiary of Avnet which

•	is not organized under the laws of the United States, any state thereof or the District of Columbia, and

•	conducts substantially all of its business operations outside the United States of America.

      “Foreign Subsidiary Credit Agreement” shall mean any of the credit agreements, commercial paper facilities, overdraft facilities or similar financing arrangements entered into by Foreign Subsidiaries of Avnet from time to time, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as such may be amended, restated, supplemented, renewed, replaced or otherwise modified from time to time whether or not with the same agent, trustee, representative lenders or holders, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term “Foreign Subsidiary Credit Agreement” shall include agreements in respect of Interest Swap and Hedging Obligations with lenders party to the Foreign Subsidiary Credit Agreement and shall also include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Foreign Subsidiary Credit Agreement and all refundings, refinancings and replacements of any Foreign Subsidiary Credit Agreement, including any agreement:

(a)	extending the maturity of any Indebtedness incurred thereunder or contemplated thereby,

(b)	adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of the Foreign Subsidiaries and their respective successors and assigns,

(c)	increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder; provided, that on the date such Indebtedness is incurred it would not be prohibited by the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock” or

(d)	otherwise altering the terms and conditions thereof in a manner not prohibited by the terms of the Indenture.

      “GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession in the United States as in effect on the Issue Date.

      “Guarantor” means each of Avnet’s present and future Subsidiaries that at the time are guarantors of the Notes in accordance with the provisions of the Indenture relating to the Notes.

      “Indebtedness” of any Person means, without duplication,

(a)	all liabilities and obligations, contingent or otherwise, of such Person, to the extent such liabilities and obligations would appear as a liability upon the consolidated balance sheet of such Person in accordance with GAAP, (1) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (2) evidenced by bonds, notes, debentures or similar instruments, (3) representing the balance deferred and unpaid of the purchase price of any property or services, except those incurred in the ordinary course of its business that would constitute ordinarily a trade payable to trade creditors;

(b)	all liabilities and obligations, contingent or otherwise, of such Person (1) evidenced by bankers’ acceptances or similar instruments issued or accepted by banks, (2) relating to any Capitalized Lease Obligation, or (3) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit;

(c)	all net obligations of such Person under Interest Swap and Hedging Obligations;

(d)	all liabilities and obligations of others of the kind described in the preceding clause (a), (b) or (c) that such Person has guaranteed or provided credit support for or that is otherwise its legal liability or which are secured by any assets or property of such Person;

(e)	any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c) or (d), or this clause (e), whether or not between or among the same parties; and

(f)	all Disqualified Capital Stock of such Person (measured at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends),

provided, that any indebtedness which has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or U.S. Government Obligations (in an amount sufficient to satisfy all such indebtedness obligations at maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and the other applicable terms of the instrument governing such indebtedness, shall not constitute “Indebtedness.”

      For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value to be determined in good faith by the board of directors of the issuer (or managing general partner of the issuer) of such Disqualified Capital Stock.

      The amount of any Indebtedness outstanding as of any date shall be:

•	the accreted value thereof, in the case of any Indebtedness issued with original issue discount, but the accretion of original issue discount in accordance with the original terms of Indebtedness issued with an original issue discount will not be deemed to be an incurrence, and

•	the principal amount thereof in the case of any other Indebtedness.

      “Independent Investment Banker” means Credit Suisse First Boston LLC or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an investment banking firm of national reputation selected by Avnet.

      “Interest Swap and Hedging Obligation” means any obligation of any Person pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values, including, without limitation, any arrangement whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount.

      “Investment” by any Person in any other Person means (without duplication):

(a)	the acquisition (whether by purchase, merger, consolidation or otherwise) by such Person (whether for cash, property, services, securities or otherwise) of Equity Interests, capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities, including any options or warrants, of such other Person or any agreement to make any such acquisition;

(b)	the making by such Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) or any commitment to make any such advance, loan or extension (but excluding accounts receivable, endorsements for collection or deposits arising in the ordinary course of business);

(c)	other than guarantees of Indebtedness of Avnet to the extent permitted by the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock,” the entering into by such Person of any guarantee of, or other credit support or contingent obligation with respect to, Indebtedness or other liability of such other Person;

(d)	the making of any capital contribution by such Person to such other Person; and

(e)	the designation by the Board of Directors of Avnet of any Person to be an Unrestricted Subsidiary.

Avnet shall be deemed to make an Investment in an amount equal to the fair market value of the net assets of any subsidiary (or, if neither Avnet nor any of its Subsidiaries has theretofore made an Investment in such subsidiary, in an amount equal to the Investments being made), at the time that such subsidiary is designated an Unrestricted Subsidiary, and any property transferred to an Unrestricted Subsidiary from Avnet or a Subsidiary of Avnet shall be deemed an Investment valued at its fair market value at the time of such transfer. Avnet or any of its Subsidiaries shall be deemed to have made an Investment in an amount equal to the fair market value of Avnet or such Subsidiary’s remaining interest in a Person that is or was a Subsidiary if, upon the issuance, sale or other disposition of any portion of Avnet’s or the Subsidiary’s ownership in the Capital Stock of such Person, such Person ceases to be a Subsidiary. The fair market value of each Investment shall be measured at the time made or returned, as applicable.

      “Issue Date” means the date of first issuance of the Notes under the Indenture.

      “Lien” means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

      “Net Cash Proceeds” means the aggregate amount of cash or Cash Equivalents received by Avnet in the case of a sale of Qualified Capital Stock and by Avnet and its Subsidiaries in respect of an Asset Sale plus, in the case of an issuance of Qualified Capital Stock upon any exercise, exchange or conversion of securities (including options, warrants, rights and convertible or exchangeable debt) of Avnet that were issued for cash on or after the Issue Date, the amount of cash originally received by Avnet upon the issuance of such securities (including options, warrants, rights and convertible or exchangeable debt) less, in each case, the sum of all payments, fees, commissions and (in the case of Asset Sales, reasonable and customary), expenses (including, without limitation, the fees and expenses of legal counsel and investment banking fees and expenses) incurred in connection with such Asset Sale or sale of Qualified Capital Stock, and, in the case of an Asset Sale only, less the amount (estimated reasonably and in good faith by Avnet) of income, franchise, sales and other applicable taxes required to be paid by Avnet or any of its Subsidiaries in connection with such Asset Sale in the taxable year that such sale is consummated or in the immediately succeeding taxable year.

      “Obligation” means any principal, premium or interest payment, or monetary penalty, or damages, due by Avnet under the terms of the Notes or the provisions of the Indenture relating to the Notes.

      “Officers’ Certificate” means the officers’ certificate to be delivered upon the occurrence of certain events as set forth in the Indenture.

      “Permitted Indebtedness” means:

(a)	Indebtedness incurred by Avnet evidenced by the Notes issued pursuant to the provisions of the Indenture relating to the Notes up to the amounts being issued on the original Issue Date less any amounts repaid or retired;

(b)	Refinancing Indebtedness with respect to any Existing Indebtedness, any Excluded Indebtedness or any Indebtedness (including Disqualified Capital Stock), described in clause (a) or incurred pursuant to the Debt Incurrence Ratio test of the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock,” or which was refinanced pursuant to this clause (b);

(c)	Indebtedness incurred by Avnet and its Subsidiaries solely in respect of bankers acceptances, letters of credit and performance bonds (to the extent that such incurrence does not result in the incurrence of any obligation to repay any obligation relating to borrowed money or other Indebtedness), all in the ordinary course of business and in a manner consistent with Avnet’s past practices, in amounts and for the purposes customary in Avnet’s industry;

(c)	Indebtedness incurred by Avnet owed to (borrowed from) any Wholly Owned Subsidiary of Avnet, and any Subsidiary of Avnet may incur Indebtedness owed to (borrowed from) any other Wholly Owned Subsidiary of Avnet or Avnet; provided, that in the case of Indebtedness of Avnet, such obligations shall be unsecured and any event that causes such Wholly Owned Subsidiary no longer to be a Wholly Owned Subsidiary of Avnet, (including by designation to be an Unrestricted Subsidiary) shall be deemed to be a new incurrence by such issuer of such Indebtedness and any guarantor thereof subject to the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Stock;”

(d)	Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction, provided, that such restrictions apply only to such Receivables Subsidiary;

(e)	Indebtedness incurred by a Receivables Subsidiary in a Qualified Receivables Transaction that is without recourse to Avnet or to any Subsidiary of Avnet or their assets (other than such

Receivables Subsidiary and its assets), and is not guaranteed by any such Person and is not otherwise such Person’s legal liability;

(f)	Interest Swap and Hedging Obligations that are incurred by Avnet and its Subsidiaries for the purpose of fixing or hedging interest rate or currency risk with respect to any fixed or floating rate Indebtedness that is permitted by the Indenture to be outstanding or any receivable or liability the payment of which is determined by reference to a foreign currency; provided, that the notional amount of any such Interest Swap and Hedging Obligation does not exceed the principal amount of Indebtedness to which such Interest Swap and Hedging Obligation relates.

      “Permitted Investment” means:

(a)	any Investment in Cash Equivalents;

(b)	intercompany investments to the extent permitted under clause (b) of the definition of “Permitted Indebtedness”;

(c)	any Investment by Avnet in a Person in a Related Business if as a result of such Investment such Person becomes a Wholly Owned Subsidiary or such Person is merged with or into Avnet or a Wholly Owned Subsidiary;

(d)	other Investments in any Person or Persons, provided, that after giving pro forma effect to each such Investment, the aggregate amount of all such Investments made on and after the Issue Date pursuant to this clause (d) that are outstanding (after giving effect to any such Investments that are returned to Avnet, without restriction, in cash on or prior to the date of any such calculation, but only up to the amount of the Investment made under this clause (d) in such Person, at any time does not in the aggregate exceed $10 million (measured by the value attributed to the Investment at the time made or returned, as applicable);

(e)	any Investment in any Person in exchange for Avnet’s Qualified Capital Stock or the Net Cash Proceeds of any substantially concurrent sale of Avnet’s Qualified Capital Stock; and

(f)	the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction;

(g)	any Investment by Avnet in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction;

(h)	loans or advances to employees (or guarantees of third-party loans to employees) in the ordinary course of business up to $10 million at any time outstanding pursuant to this clause (h);

(i)	stock, obligations or securities received in satisfaction of judgments, foreclosure of Liens or settlement of debts (whether pursuant to a plan of reorganization or similar arrangement);

(j)	any Investment existing on the Issue Date or made pursuant to a legally binding written commitment in existence on the Issue Date;

(k)	Investments in Interest Swap and Hedging Obligations, and other hedging arrangements in the ordinary course of business; and

(l)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders-Asset Sales and Sales of Subsidiary Stock.”

      “Permitted Lien” means:

(a)	Liens existing on the Issue Date;

(b)	Liens securing the Notes;

(c)	Liens securing Indebtedness of a Person existing at the time such Person becomes a Subsidiary of Avnet or is merged with or into Avnet or a Subsidiary of Avnet or Liens securing Indebtedness incurred in connection with an Acquisition, provided, that such Liens were in existence prior to the date of such acquisition, merger or consolidation, were not incurred in anticipation thereof, and do not extend to any other assets;

(d)	Liens arising from Purchase Money Indebtedness permitted to be incurred pursuant to clause (a) of the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock” provided such Liens relate solely to the property which is subject to such Purchase Money Indebtedness;

(e)	Liens securing Refinancing Indebtedness incurred to refinance any Indebtedness that was previously so secured in a manner no more adverse to the Holders of the Notes than the terms of the Liens securing such refinanced Indebtedness, and provided that the Indebtedness secured is not increased and the Lien is not extended to any additional assets or property that would not have been security for the Indebtedness refinanced;

(f)	Liens securing Indebtedness incurred under the Credit Agreement;

(g)	Liens on assets of a Receivables Subsidiary incurred in connection with a Qualified Receivables Transaction and Liens on Equity Interests in such Receivables Subsidiary;

(h)	Liens securing Indebtedness of any Foreign Subsidiary incurred in accordance with the provisions of the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock”),

(i)	Liens arising by reason of a judgment, decree or court order, to the extent not otherwise resulting in an Event of Default, and any Liens that are required to perfect or enforce any rights in any administrative, arbitration or other court proceedings in the ordinary course of business, and

(j)	Liens securing Interest Swap and Hedging Obligations entered into in the ordinary course of business.

      “Person” or “person” means any corporation, individual, limited liability company, joint stock company, joint venture, partnership, limited liability company, unincorporated association, governmental regulatory entity, country, state or political subdivision thereof, trust, municipality or other entity.

      “Preferred Stock” means any Equity Interest of any class or classes of a Person (however designated) which is preferred as to payments of dividends, or as to distributions upon any liquidation or dissolution, over Equity Interests of any other class of such Person.

      “Public Equity Offering” means an underwritten public offering pursuant to a registration statement filed with the Commission in accordance with the Securities Act of 1933, as amended, of Qualified Capital Stock of Avnet.

      “Purchase Money Indebtedness” of any Person means any Indebtedness of such Person (Including Capitalized Lease Obligations, installment purchases and Acquired Indebtedness) to any seller or other Person incurred solely to finance the acquisition (including in the case of a Capitalized Lease Obligation, the lease), construction, installation or improvement of any after acquired real or personal tangible property which, in the reasonable good faith judgment of the Board of Directors of Avnet, is directly related to a Related Business of Avnet and which is incurred within 90 days following with such acquisition, construction, installation or improvement and is secured only by the assets so financed.

      “Qualified Capital Stock” means any Capital Stock of Avnet that is not Disqualified Capital Stock.

      “Qualified Exchange” means:

(a)	any legal defeasance, redemption, retirement, repurchase or other acquisition of Capital Stock, or Indebtedness of Avnet or any Subsidiary with the Net Cash Proceeds received by Avnet from the substantially concurrent sale of its Qualified Capital Stock (other than to a Subsidiary) or, to the extent used to retire Indebtedness (other than Disqualified Capital Stock) of Avnet, Subordinated Refinancing Indebtedness of Avnet,

(b)	any issuance of Qualified Capital Stock of Avnet in exchange for any Capital Stock or Indebtedness of Avnet or any Subsidiary of Avnet, or

(c)	any issuance of Subordinated Refinancing Indebtedness of Avnet in exchange for Indebtedness (other than Disqualified Capital Stock) of Avnet.

      “Qualified Receivables Transaction” means any transaction or series of transactions pursuant to the Existing Receivables Securitization Program or any transaction or series of transactions that may be entered into by Avnet or any Receivables Subsidiary pursuant to which Avnet or any Receivables Subsidiary may sell, convey or otherwise transfer to, or grant a security interest in for the benefit of, (a) a Receivables Subsidiary (in the case of a transfer or encumbrancing by Avnet) and (b) any other Person (solely in the case of a transfer or encumbrancing by a Receivables Subsidiary), solely accounts receivable (whether now existing or arising in the future) of Avnet which arose in the ordinary course of business of Avnet, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

      “Receivables Subsidiary” means (i) Avnet Receivables Corporation, a Delaware Corporation, and (ii) any Wholly Owned Subsidiary of Avnet which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of Avnet (as provided below) as a Receivables Subsidiary:

(a)	no portion of any Indebtedness or any other obligations (contingent or otherwise) of which, directly or indirectly, contingently or otherwise, (1) is guaranteed by Avnet or any other Subsidiary of Avnet (excluding guarantees of obligations (other than the principal or premium of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transactions), (2) is recourse to or obligates Avnet or any other Subsidiary of Avnet in any way other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction, or (3) subjects any property or asset of Avnet or any other Subsidiary of Avnet to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction,

(b)	with which neither Avnet nor any other Subsidiary of Avnet has any material contract, agreement, arrangement or understanding other than those customarily entered into in connection with Qualified Receivables Transactions, and

(c)	with which neither Avnet nor any other Subsidiaries of Avnet has any obligation, directly or indirectly, contingently or otherwise, to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results.

Any such designation by the Board of Directors of Avnet shall be evidenced to the Trustee by the filing with the Trustee a certified copy of the resolution of the Board of Directors of Avnet giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

      “Recourse Indebtedness” means Indebtedness as to which neither Avnet nor any of its Subsidiaries (1) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (2) is directly or indirectly liable (as a guarantor or otherwise), or (3) constitutes the lender.

      “Reference Period” with regard to any Person means the four full fiscal quarters ended immediately preceding any date upon which any determination is to be made pursuant to the terms of the Notes or the terms of the Indenture relating to the Notes.

      “Reference Treasury Dealer” means (i) Credit Suisse First Boston LLC and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), Avnet is required to substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by Avnet.

      “Reference Treasury Dealer Quotations” means, with respect of each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the each Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

      “Refinancing Indebtedness” means Indebtedness (including Disqualified Capital Stock) (a) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a “Refinancing”), any Indebtedness (including Disqualified Capital Stock) in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses incurred in connection with the Refinancing plus the amount of any premium paid in connection with such Refinancing) the lesser of (1) the principal amount or, in the case of Disqualified Capital Stock, liquidation preference, of the Indebtedness (including Disqualified Capital Stock) so Refinanced and (2) if such Indebtedness being Refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing; provided, that (A) such Refinancing Indebtedness shall only be used to refinance outstanding Indebtedness (including Disqualified Capital Stock) of such Person issuing such Refinancing Indebtedness, (B) such Refinancing Indebtedness shall (x) not have an Average Life shorter than the Indebtedness (including Disqualified Capital Stock) to be so refinanced at the time of such Refinancing and (y) in all respects, be no less contractually subordinated or junior, if applicable, to the rights of Holders of the Notes than was the Indebtedness (including Disqualified Capital Stock) to be refinanced, (C) such Refinancing Indebtedness shall have a final stated maturity or redemption date, as applicable, no earlier than the final stated maturity or redemption date, as applicable, of the Indebtedness (including Disqualified Capital Stock) to be so refinanced or, if sooner, 91 days after the Stated Maturity of the Notes, and (D) such Refinancing Indebtedness shall be secured (if secured) in a manner no more adverse to the Holders of the Notes than the terms of the Liens (if any) securing such refinanced Indebtedness, including, without limitation, the amount of Indebtedness secured shall not be increased.

      “Related Business” means the business conducted (or proposed to be conducted) by Avnet and its Subsidiaries as of the Issue Date and any and all businesses that in the good faith judgment of the Board of Directors of Avnet are reasonably related businesses.

      “Related Business Asset” means assets (including in connection with the acquisition of a Wholly Owned Subsidiary in a Related Business, notes, bonds, obligation and securities) that are used or useful in the conduct of a Related Business by Avnet or any of its Subsidiaries.

      “Restricted Investment” means, in one or a series of related transactions, any Investment, other than other Permitted Investments; provided, that the extension of credit to customers of consistent with industry practice in the ordinary course of business of Avnet shall not be a Restricted Investment.

      “Restricted Payment” means, with respect to any Person:

(a)	the declaration or payment of any dividend or other distribution in respect of Equity Interests of such Person,

(b)	any payment (except to the extent with Qualified Capital Stock) on account of the purchase, redemption or other acquisition or retirement for value of Equity Interests of such Person,

(c)	other than with the proceeds from the substantially concurrent sale of, or in exchange for, Refinancing Indebtedness any purchase, redemption, or other acquisition or retirement for value of, any payment in respect of any amendment of the terms of or any defeasance of, any Subordinated Indebtedness, directly or indirectly, by such Person or a Subsidiary of such Person prior to the scheduled maturity, any scheduled repayment of principal, or scheduled sinking fund payment, as the case may be, of such Indebtedness, and

(d)	any Restricted Investment by such Person;

provided, however, that the term “Restricted Payment” does not include (1) any dividend, distribution or other payment on or with respect to Equity Interests of an issuer to the extent payable solely in shares of Qualified Capital Stock of such issuer, or (2) any dividend, distribution or other payment to Avnet, or to any of its Subsidiaries, and any Investment in any Subsidiary of Avnet by Avnet for any of its Subsidiaries.

      “S&P” means Standard & Poor’s Ratings Service, a division of the McGraw-Hill Companies, Inc. or any successor to the rating agency business thereof.

      “Stated Maturity,” when used with respect to any Note, means, February 15, 2008.

      “Subordinated Indebtedness” means Indebtedness of Avnet that is subordinated in right of payment by its terms or the terms of any document or instrument or instrument relating thereto (“contractually”) to the Notes in any respect.

      “Subordinated Refinancing Indebtedness” means Refinancing Indebtedness of Avnet that is Subordinated Indebtedness.

      “Subsidiary,” with respect to any Person, means (1) a corporation a majority of whose Equity Interests with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person,(2) any other Person (other than a corporation) in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has a majority ownership interest, or (3) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be a Subsidiary of Avnet or of any Subsidiary of Avnet. Unless the context requires otherwise, Subsidiary means each direct and indirect Subsidiary of Avnet.

      “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      “Unrestricted Subsidiary” means any subsidiary of Avnet that does not directly, indirectly or beneficially own any Principal Properties, or any Capital Stock or Subordinated Indebtedness of, or own or hold any Lien on any property of, Avnet or any other Subsidiary of Avnet and that, at the time of determination, shall be an Unrestricted Subsidiary (as designated by the Board of Directors of Avnet); provided, that such Subsidiary at the time of such designation (a) has no Recourse Indebtedness; (b) is not party to any agreement, contract, arrangement or understanding with Avnet or any Subsidiary of Avnet unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Avnet or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Avnet; (c) is a Person with respect to which neither Avnet nor any of its Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person’s financial condition or to cause such

Person to achieve any specified levels of operating results; and (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Avnet or any of its Subsidiaries. The Board of Directors of Avnet may designate any Unrestricted Subsidiary to be a Subsidiary, provided, that (1) no Default or Event of Default is existing or will occur as a consequence thereof and, unless the Applicable Covenants are suspended at the time of such designation as described above under the caption “Applicability of Certain Covenants,” (2) immediately after giving effect to such designation, on a pro forma basis, Avnet could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio of the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock.” Each such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

      “U.S. Government Obligations” means direct non-callable obligations of, or noncallable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

      “Voting Equity Interests” means Equity Interests which at the time are entitled to vote in the election of, as applicable, directors, members or partners generally.

      “Wholly Owned Subsidiary” means a Subsidiary all the Equity Interests of which (other than directors’ qualifying Shares or any other holdings required by law) are owned by Avnet or one or more Wholly Owned Subsidiaries of Avnet or a combination thereof.

Depositary

      The Notes will be issued in the form of fully registered global certificates (the “Global Notes”). Avnet will deposit each Global Note with, or on behalf of, The Depository Trust Company (the “Depositary”) as the securities depositary, registered in the name of the Depositary or its nominee, Cede & Co. Unless and until a Global Note is exchanged in whole or in part for Notes in definitive form, such Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, or by such a nominee to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

      The Depositary has advised Avnet as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary holds securities that its participants (“Participants”) deposit with it and also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s Participants include securities brokers and dealers (including the underwriters in this offering of Notes), banks, trust companies, clearing corporations and other similar organizations. The Depositary is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depositary and its Participants are on file with the SEC.

      Purchases of the Notes under the Depositary’s system must be made by or through Participants, which will receive a credit for the Notes on the records of the Depositary. The ownership interest of each actual purchaser of a Note (a “Beneficial Owner”) is in turn to be recorded on the Participants’ or Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Depositary of a purchase, but Beneficial Owners should receive written confirmations providing details of a purchase, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner made the purchase. Ownership of beneficial interests in Global Notes will be shown on, and the transfers of such ownership interests will be effected only through, records maintained by the Depositary (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons held through Participants). The laws of some states of the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

      So long as the Depositary or its nominee is the registered owner of a Global Note, it will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as provided below, a Beneficial Owner of a Note will not be entitled to have it registered in his, her or its name, will not receive or be entitled to receive a certificate evidencing the Note, and will not be considered the owner or holder of the Note under the Indenture. Thus, each Beneficial Owner of an interest in a Global Note must rely on the procedures of the Depositary and, if such Beneficial Owner is not a Participant, on the procedures of the Participant through which such Beneficial Owner owns its interest, to exercise any rights of a Holder under the Indenture. Avnet understands that under existing industry practices, if Avnet requests the Holders of the Notes to take any action, or Beneficial Owners of interests in a Global Note desire to take any action which Holders of the Notes are entitled to take under the Indenture, the Depositary would authorize the Participants holding the relevant interests to take such action, and such Participants would authorize Beneficial Owners owning through such Participants to take such action or would otherwise act upon the instruction of Beneficial Owners. Conveyance of notices and other communications by the Depositary to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Principal and interest payments on Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee as the registered holder of the Global Notes. None of Avnet, the Trustee under the Indenture or any agent of Avnet or of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Avnet expects that when the Depositary or its nominee receives any payment of principal or interest in respect of a Global Note, it will credit the Participants’ accounts with payments in amounts proportionate to their respective interests in the principal amount of the Global Notes as shown on the records of the Depositary. Avnet also expects that payments by Participants to Beneficial Owners will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participants.

      If (1) the Depositary is at any time unwilling or unable to continue as Depositary and Avnet does not appoint a successor Depositary within 60 days, or (2) Avnet executes and delivers to the Trustee under the Indenture an order to the effect that the Global Notes shall be exchangeable, or (3) an Event of Default under the Indenture has occurred and is continuing, the Global Note or Notes will be exchangeable for Notes in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples of $1,000. Such definitive Notes shall be registered in such name or names as the Depositary shall instruct the Trustee. Avnet expects that such instructions may be based upon directions received by the Depositary from Participants with respect to ownership of beneficial interests in the Global Notes.

      According to the Depositary, the foregoing information with respect to the Depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

General

      The following is a general discussion of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the notes by an initial beneficial owner of the notes that, for United States federal income tax purposes, is not a “United States person” as defined below (a “Non-U.S. Holder”). This discussion is based upon the Internal Revenue Code of 1986 as amended (the “Code”), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations.

      In this discussion, Avnet does not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors (such as certain financial institutions, insurance companies, foreign tax-exempt organizations, dealers in securities, persons who hold the notes through partnerships or other pass-through entities, U.S. expatriates, or persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction) that may be subject to special rules. This discussion is limited to initial holders who purchase the notes for cash at the original offering price and who hold the notes as capital assets (generally, property held for investment) under the Code. This discussion does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction.

      As used herein, the term “U.S. person” is, for United States federal income tax purposes:

      1. an individual who is a citizen or resident of the United States;

2.	a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

3.	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

4.	a trust that either (a) the administration of which is subject to the supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions of the trust, or (b) has an election in effect under applicable U.S. Treasury regulation to be treated as a U.S. person.

      You are urged to consult your tax advisors as to the particular tax considerations to you of the acquisition, ownership and disposition of the notes, including the effect and applicability of state, local or foreign tax laws.

     U.S. Federal Withholding Tax

      The 30% U.S. federal withholding tax will not apply to any payment of principal or interest on the note provided that:

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of Avnet’s voting stock within the meaning of the Code and the U.S. Treasury regulations;

•	you are not a controlled foreign corporation that is related to Avnet through stock ownership; and

•	you are not a bank whose receipt of interest on the notes is pursuant to a loan agreement entered into in the ordinary course of business.

      In each case, (a) you must provide your name and address on an IRS Form W-8BEN (or successor form), and certify, under penalties of perjury, that you are not a U.S. person or (b) a financial institution holding the notes on your behalf must certify, under penalties of perjury, that it has received an IRS Form W-8BEN (or successor form) from you and provides Avnet with a copy.

      If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide Avnet with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

     U.S. Federal Estate Tax

      If you are an individual non-U.S. holder, your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of Avnet’s voting stock (within the meaning of the code and the U.S. Treasury Regulation) and (2) interest on that note would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

     U.S. Federal Income Tax

      If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business, you will be subject to US. Federal income tax on the interest on a net income basis (although exempt from the 30% withholding tax) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on notes will be included in earnings and profits if so effectively connected.

      Any gain or income realized on the sale, exchange, or redemption of the notes generally will not be subject to U.S. federal income tax unless:

•	that gain or income is effectively connected with the conduct of a trade or business in the United States by you; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

     Information Reporting and Backup Withholding

      Avnet must report annually to the IRS and to each non-U.S. holder on Form 1042-S the amount of interest paid on a note, regardless of whether withholding was required, and any tax withheld with respect to the interest. Under the provisions of an income tax treaty and any other applicable agreements, copies of these information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides.

      In general, you will not be subject to backup withholding with respect to payments that Avnet makes to you provided that Avnet does not have actual knowledge or reason to know that you are a U.S. person and Avnet has received from you the statement described above under “U.S. Federal Withholding Tax.”

      In addition, you will not be subject to backup withholding and information reporting with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

      Under the terms and subject to the conditions contained in a pricing agreement dated January 31, 2003, Avnet has agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Banc of America Securities LLC are acting as representatives, the following respective principal amounts of the notes:

Principal
Underwriter	Amount

Credit Suisse First Boston LLC	$176,363,000
Banc of America Securities LLC	176,363,000
Wachovia Securities, Inc.	40,758,000
ABN AMRO Incorporated	32,606,000
Scotia Capital Inc.	32,606,000
Banc One Capital Markets, Inc.	16,304,000

Total	$475,000,000

      The pricing agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The pricing agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

      The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 1.00% of the principal amount per note. The underwriters and selling group members may allow a discount of 0.25% of the principal amount per note on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

      Avnet estimates that its out of pocket expenses for this offering will be approximately $2.0 million.

      The notes are a new issue of securities with no established trading market. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

      Avnet has agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

      In the ordinary course of their business, the underwriters and their affiliates have from time to time provided, and may in the future provide, investment banking, commercial banking, financial advisory and other services to Avnet and its affiliates for which they have received, or expect to receive, customary fees. Affiliates of Credit Suisse First Boston LLC, Banc of America Securities LLC, Wachovia Securities, Inc., ABN AMRO Incorporated, Scotia Capital Inc. and Banc One Capital Markets, Inc. are lenders under Avnet’s line of credit. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is administrative agent and a lender under Avnet’s credit facility. Credit Suisse First Boston LLC and Banc of America Securities LLC are dealer managers in connection with the Tender Offers commenced by Avnet on January 27, 2003.

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

      Credit Suisse First Boston LLC will make securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Credit Suisse First Boston LLC and its customers and is not a party to any transactions. We do not believe that Market Axess Inc. will function as an underwriter or agent of the issuer, nor do we believe that Market Axess Inc. will act as a broker for any customer of Credit Suisse First Boston LLC. Market Axess Inc., a registered broker-dealer, will receive compensation from Credit Suisse First Boston LLC based on transactions the underwriter conducts through the system. Credit Suisse First Boston LLC will make securities available to its customers through the Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that Avnet prepares and files a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

      By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to Avnet and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against Avnet in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against Avnet. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, Avnet will have no liability. In the case of an action for damages, Avnet will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of Avnet’s directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon Avnet or those persons. All or a substantial portion of Avnet’s assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Avnet or those persons in Canada or to enforce a judgment obtained in Canadian courts against Avnet or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

Relationship with Affiliates of Certain Underwriters

      Avnet is in compliance with the terms of the indebtedness owed by Avnet to affiliates of Credit Suisse First Boston LLC, Banc of America Securities LLC, Wachovia Securities, Inc., ABN AMRO Incorporated, Scotia Capital Inc. and Banc One Capital Markets, Inc. The decision of Credit Suisse First Boston LLC, Banc of America Securities LLC, Wachovia Securities, Inc., ABN AMRO Incorporated, Scotia Capital Inc. and Banc One Capital Markets, Inc. to distribute the notes was not influenced by their respective affiliates that are Avnet’s lenders and those affiliates had no involvement in determining whether or when to distribute the notes under this offering or the terms of this offering. Credit Suisse First Boston LLC, Banc of America Securities LLC, Wachovia Securities, Inc., ABN AMRO Incorporated, Scotia Capital Inc. and Banc One Capital Markets, Inc. will not receive any benefit from this offering other than the underwriting discounts and commissions paid by Avnet.

LEGAL MATTERS

      The validity of the notes and matters related to this offering will be passed upon for Avnet by David R. Birk, its Senior Vice President, Secretary and General Counsel. As of January 24, 2003, Mr. Birk beneficially owned 181,442 shares of Avnet’s common stock, which includes 171,000 shares issuable upon exercise of employee stock options. Certain legal matters with respect to the notes and this offering will be passed upon for Avnet by Carter Ledyard & Milburn LLP, 2 Wall Street, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, is acting as legal counsel for the underwriters.

EXPERTS

      The consolidated financial statements of Avnet and subsidiaries as of June 28, 2002, and for the year then ended have been included in this prospectus supplement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere in this prospectus supplement and upon the authority of said firm as experts in accounting and auditing. The audit report covering the June 28, 2002 financial statements refers to a change in the method of accounting for goodwill and other intangible assets.

      On April 17, 2002, Avnet dismissed Arthur Andersen LLP (“Arthur Andersen”) as its independent auditors. After reasonable efforts, Avnet was unable to obtain Arthur Andersen’s written consent to the inclusion of Arthur Andersen’s audit report with respect to Avnet’s financial statements as of June 29, 2001 and for the years ended June 29, 2001 and June 30, 2000 in Avnet’s Annual Report on Form 10-K for the fiscal year ended June 28, 2002.

      Under these circumstances, Avnet has dispensed with the requirement under Section 7 of the Securities Act of 1933, as amended, to file Arthur Andersen’s consent as an exhibit to Avnet’s Annual Report on Form 10-K for the year ended June 28, 2002, in reliance on Rule 437a under the Securities Act. Because Avnet was unable to obtain the consent of Arthur Andersen to the inclusion of their audit report, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act in the event that the above-mentioned financial statements contain any untrue statements of a material fact or omit to state a material fact required to be stated therein, in each case by virtue of their inclusion in this prospectus supplement. Accordingly, you would be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act.

      The consolidated financial statements of Kent Electronics Corporation and subsidiaries as of March 31, 2001, and for the two years in the period ended March 31, 2001, have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report with respect thereto appearing in this prospectus supplement and in Avnet’s Annual Report on Form 10-K for the fiscal year ended June 28, 2002, which report is included herein in reliance upon the authority of that firm as experts in giving such report.

FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Avnet, Inc.

      We have audited the accompanying consolidated balance sheet of Avnet, Inc. and subsidiaries as of June 28, 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Avnet, Inc. and subsidiaries as of June 29, 2001 and June 30, 2000 and for each of the years in the two-year period then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated August 14, 2001 based upon their audits and upon the report of other auditors.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avnet, Inc. and subsidiaries as of June 28, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets during its fiscal year ended June 28, 2002.

/s/ KPMG LLP

Phoenix, Arizona

August 7, 2002

THE REPORT PRESENTED BELOW IS A COPY OF THE INDEPENDENT AUDITORS’ REPORT OF ARTHUR ANDERSEN LLP, THE FORMER AUDITOR FOR AVNET, INC., ISSUED ON AUGUST 14, 2001 IN CONNECTION WITH THE COMPANY’S FILING OF ITS FISCAL 2001 ANNUAL REPORT ON FORM 10-K. ARTHUR ANDERSEN LLP HAS BEEN UNABLE TO ISSUE AN UPDATED REPORT. ADDITIONALLY, THE OPINION PRESENTED BELOW COVERS THE BALANCE SHEET AS OF JUNE 30, 2000 AND THE STATEMENTS OF OPERATIONS, SHAREHOLDERS’ EQUITY AND CASH FLOWS FOR THE YEAR ENDED JULY 2, 1999, WHICH STATEMENTS ARE NOT INCLUDED IN THIS PROSPECTUS SUPPLEMENT.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Avnet, Inc.

      We have audited the accompanying consolidated balance sheets of Avnet, Inc. (a New York corporation) and Subsidiaries as of June 29, 2001 and June 30, 2000, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended June 29, 2001. These financial statements and the schedule referred to below are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Kent Electronics Corporation and Subsidiaries, a company acquired during 2001 in a transaction accounted for as a pooling-of-interests, as discussed in Note 1. Such statements are included in the consolidated financial statements of Avnet, Inc. and reflect 12 percent of total consolidated assets as of June 30, 2000 and 6 percent, 7 percent and 7 percent of total consolidated revenues for the years ended June 29, 2001, June 30, 2000 and July 2, 1999, respectively. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Kent Electronics Corporation and Subsidiaries, is based solely upon the report of the other auditors.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Avnet, Inc. and Subsidiaries as of June 29, 2001 and June 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 29, 2001 in conformity with accounting principles generally accepted in the United States.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statement schedules is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, based on our audits and the report of the other auditors, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Phoenix, Arizona

August 14, 2001

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders

Kent Electronics Corporation

      We have audited the consolidated balance sheet of Kent Electronics Corporation and Subsidiaries as of March 31, 2001, and the related consolidated statements of earnings, cash flows and stockholders’ equity for each of the two years in the period ended March 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kent Electronics Corporation and Subsidiaries as of March 31, 2001 and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Houston, Texas

May 8, 2001

AVNET, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 28,	June 29,
	2002	2001

	(Thousands, except
	share amounts)
Assets:
Current assets:
Cash and cash equivalents	$159,234	$97,279
Receivables, less allowances of $99,073 and $65,204, respectively (Note 3)	1,374,017	1,629,566
Inventories	1,417,305	1,917,044
Other	254,976	103,600

Total current assets	3,205,532	3,747,489
Property, plant and equipment, net (Note 5)	349,924	417,159
Goodwill (Note 6)	844,597	1,404,863
Other assets	281,901	294,637

Total assets	$4,681,954	$5,864,148

Liabilities:
Current liabilities:
Borrowings due within one year (Note 7)	$59,309	$1,302,129
Accounts payable	891,234	853,196
Accrued expenses and other (Note 8)	326,293	414,740

Total current liabilities	1,276,836	2,570,065
Long-term debt, less due within one year (Note 7)	1,565,836	919,493
Other long-term liabilities (Note 10)	34,772	—

Total liabilities	2,877,444	3,489,558

Commitments and contingencies (Notes 11 and 13)
Shareholders’ equity (Notes 1 and 12):
Common stock $1.00 par; authorized 300,000,000 shares; issued 119,431,000 shares and 117,840,000 shares, respectively	119,431	117,840
Additional paid-in capital	569,437	542,733
Retained earnings	1,088,008	1,770,645
Cumulative other comprehensive income (loss) (Note 4)	27,812	(56,297)
Treasury stock at cost, 7,422 shares and 12,711 shares, respectively	(178)	(331)

Total shareholders’ equity	1,804,510	2,374,590

Total liabilities and shareholders’ equity	$4,681,954	$5,864,148

See notes to consolidated financial statements

AVNET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Thousands, except per share amounts)
Sales	$8,920,248	$12,814,010	$9,915,042
Cost of sales (Note 17)	7,697,434	10,948,484	8,470,257

Gross profit	1,222,814	1,865,526	1,444,785
Selling, general and administrative expenses (Note 17)	1,225,799	1,611,874	1,076,793

Operating income (loss)	(2,985)	253,652	367,992
Other income, net	6,755	25,495	10,452
Interest expense	(124,583)	(191,895)	(94,798)

Income (loss) from continuing operations before income taxes	(120,813)	87,252	283,646
Income tax provision (benefit) (Note 9)	(36,377)	87,155	121,082

Income (loss) from continuing operations	(84,436)	97	162,564
Income from discontinued operations, net of income taxes of $0, $1,611 and $100, respectively (Note 2)	—	2,416	828
Gain on disposal of discontinued operations, net of income taxes of $0, $8,611 and $0, respectively (Note 2)	—	12,889	—

Income (loss) before cumulative effect of change in accounting principle	(84,436)	15,402	163,392
Cumulative effect of change in accounting principle (Note 6)	(580,495)	—	—

Net income (loss)	$(664,931)	$15,402	$163,392

Earnings (loss) per share from continuing operations (Note 14):
Basic	$(0.71)	$—	$1.52

Diluted	$(0.71)	$—	$1.50

Earnings (loss) per share before cumulative effect of change in accounting principle (Notes 6 and 14):
Basic	$(0.71)	$0.13	$1.53

Diluted	$(0.71)	$0.13	$1.51

Net earnings (loss) per share (Notes 6 and 14):
Basic	$(5.61)	$0.13	$1.53

Diluted	$(5.61)	$0.13	$1.51

Shares used to compute earnings (loss) per share (Note 14):
Basic	118,561	117,263	106,627

Diluted	118,561	118,815	108,257

See notes to consolidated financial statements

AVNET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended June 28, 2002, June 29, 2001 and June 30, 2000

		Additional		Cumulative Other		Total
		Paid-in	Retained	Comprehensive	Treasury	Shareholders’
	Common Stock	Capital	Earnings	Income (Loss)	Stock	Equity

			(Thousands, except per share amounts)
Balance, July 2, 1999	$56,580	$603,853	$1,637,439	$(46,041)	$(533,054)	$1,718,777
Net income	—	—	163,392	—	—	163,392
Translation adjustments (Note 4)	—	—	—	(8,541)	—	(8,541)
Valuation adjustments, net of tax of $1,562 (Note 4)	—	—	—	2,293	—	2,293

Comprehensive income (Note 4)						157,144

Dividends, $0.30 per share	—	—	(24,806)	—	—	(24,806)
Acquisitions of operations	—	(117,256)	—	—	469,133	351,877
Two-for-one stock split (Note 1)	57,542	(57,542)	—	—	—	—
Other, net, principally stock option and incentive programs	1,278	41,305	—	—	1,128	43,711

Balance, June 30, 2000	115,400	470,360	1,776,025	(52,289)	(62,793)	2,246,703
Net income	—	—	15,402	—	—	15,402
Translation adjustments (Note 4)	—	—	—	(1,715)	—	(1,715)
Valuation adjustments, net of tax of $1,562 (Note 4)	—	—	—	(2,293)	—	(2,293)

Comprehensive income (Note 4)						11,394

Dividends, $0.30 per share	—	—	(29,601)	—	—	(29,601)
Acquisitions of operations	1,361	47,449	—	—	62,255	111,065
Kent’s net income for the quarter ended June 30, 2000 (Note 2)	—	—	8,819	—	—	8,819
Other, net, principally stock option and incentive programs	1,079	24,924	—	—	207	26,210

Balance, June 29, 2001	117,840	542,733	1,770,645	(56,297)	(331)	2,374,590
Net loss	—	—	(664,931)	—	—	(664,931)
Translation adjustments (Note 4)	—	—	—	101,159	—	101,159
Minimum pension liability adjustment, net of tax of $11,155 (Note 4)	—	—	—	(17,050)	—	(17,050)

Comprehensive loss (Note 4)						(580,822)

Dividends, $0.15 per share (Note 8)	—	—	(17,706)	—	—	(17,706)
Other, net, principally stock option and incentive programs	1,591	26,704	—	—	153	28,448

Balance, June 28, 2002	$119,431	$569,437	$1,088,008	$27,812	$(178)	$1,804,510

See notes to consolidated financial statements

AVNET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Thousands)
Cash flows from operating activities:
Net income (loss)	$(664,931)	$15,402	$163,392
Income from discontinued operations, net of income taxes	—	(2,416)	(828)
Gain on disposal of discontinued operations, net of income taxes	—	(12,889)	—
Cumulative effect of change in accounting principle (Note 6)	580,495	—	—

Net income (loss) from continuing operations	(84,436)	97	162,564
Non-cash and other reconciling items:
Depreciation and amortization	103,879	119,398	83,516
Deferred taxes (Note 9)	10,828	(79,659)	(40,159)
Other, net (Note 15)	121,240	296,450	43,339

	151,511	336,286	249,260
Changes in (net of effects from business acquisitions and dispositions):
Receivables	433,863	315,669	(453,330)
Inventories	552,621	248,978	(535,844)
Payables, accruals and other, net	(161,690)	(714,733)	245,532

Net cash flows provided from (used for) operating activities	976,305	186,200	(494,382)

Cash flows from financing activities:
Sales (repayments) under accounts receivable securitization program (Note 3)	(150,000)	350,000	—
Issuance of notes in public offerings, net	394,328	572,389	358,326
(Repayment) issuance of commercial paper and bank debt, net	(1,046,893)	(427,227)	696,104
Payment of other debt, net	(4,482)	(25,983)	(138)
Cash dividends	(26,546)	(27,387)	(18,180)
Other, net	24,225	10,834	29,157

Net cash flows (used for) provided from financing activities	(809,368)	452,626	1,065,269

Cash flows from investing activities:
Purchases of property, plant and equipment	(83,750)	(125,421)	(92,488)
Acquisitions of operations, net (Notes 2 and 17)	(31,547)	(858,851)	(675,030)
Investments in non-consolidated entities, net	(2,544)	(2,955)	(42,972)
Proceeds from sale of discontinued operations	—	226,390	—

Net cash flows used for investing activities	(117,841)	(760,837)	(810,490)

Effect of exchange rate changes on cash and cash equivalents	12,859	(7,468)	(995)
Net decrease in cash from discontinued operations	—	(25,073)	(11,082)

Cash and cash equivalents:
—(decrease) increase	61,955	(154,552)	(251,680)
—at beginning of year	97,279	268,244	519,924
—net change during Kent’s quarter ending June 30, 2000 (Note 2)	—	(16,413)	—

—at end of year	$159,234	$97,279	$268,244

Additional cash flow information (Note 15)

See notes to consolidated financial statements

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of significant accounting policies:

      Principles of consolidation — The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All intercompany accounts and transactions have been eliminated.

      Effective June 8, 2001, the Company acquired Kent Electronics Corporation (“Kent”) in a transaction accounted for as a “pooling-of-interests.” Accordingly, the accompanying consolidated financial statements and notes for periods prior to the acquisition have been restated to reflect the acquisition of Kent (see Note 2).

      Cash equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

      Inventories — Inventories, comprised principally of finished goods, are stated at cost (first-in, first-out) or market, whichever is lower.

      Investments — Investments in joint ventures and entities in which the Company has an ownership interest greater than 50% and exercises control over the venture are consolidated in the accompanying consolidated financial statements. Minority interests in the years presented, which amounts are not material, are included in the caption “accrued expenses and other” on the accompanying consolidated balance sheets. The Company invests from time to time in ventures in which the Company’s ownership interest is less than 20% and over which the Company does not exercise significant influence. Such investments are accounted for under the cost method. The fair values for investments not traded on a quoted exchange are estimated based upon the performance of the ventures historically, the ventures’ forecasted financial performance and management’s evaluation of the ventures’ viability and business models. To the extent the book value of an investment exceeds its assessed fair value, the Company will record an appropriate impairment charge (see Note 17). Thus, the carrying value of the Company’s investments approximates fair value.

      Depreciation and amortization — Depreciation and amortization is generally provided for by the straight-line method over the estimated useful lives of the assets. The estimated useful lives for depreciation and amortization are typically as follows: buildings — 30 years; machinery, fixtures and equipment — 2-10 years; and leasehold improvements — over the applicable remaining lease term or useful life if shorter. Internal use software costs are expensed or capitalized depending upon the stage of the project, in accordance with the AICPA’s Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Amortization of internal use software costs commences upon the project’s completion and extends over the estimated useful life, typically ranging from 5-7 years.

      Long-lived assets — Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company continually evaluates the carrying value and the remaining economic useful life of all long-lived assets and will adjust the carrying value and the related depreciation and amortization period if and when appropriate.

      Goodwill — Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Except for an immaterial amount of goodwill applicable to purchases made before October 31, 1970, goodwill was amortized on a straight-line basis over 40 years through June 29, 2001. The Company has adopted the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations,” which requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and that certain identifiable intangible assets be recognized as assets apart from goodwill. The Company has no other material identifiable intangible assets besides goodwill. The Company also elected to early adopt the provisions of the FASB’s Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets,” effective June 30, 2001, the first day of the Company’s fiscal year 2002. SFAS 142 requires that ratable amortization of goodwill be replaced with periodic tests for goodwill impairment (see Note 6).

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Foreign currency translation — The assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, with the related translation gains and losses reported as a separate component of shareholders’ equity and comprehensive income. Results of operations are translated using the average exchange rates prevailing throughout the period.

      Income taxes — The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax impact of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the new rate is enacted.

      No provision for U.S. income taxes has been made for approximately $206,900,000 of cumulative unremitted earnings of foreign subsidiaries at June 28, 2002 because those earnings are expected to be permanently reinvested outside the U.S.

      Self-insurance — The Company is primarily self-insured for workers’ compensation, and general, product and automobile liability costs; however, the Company also has a stop-loss insurance policy in place to limit the Company’s exposure to individual and aggregate claims made. Liabilities for these programs are estimated based upon outstanding claims and claims estimated to have been incurred but not yet reported based upon historical loss experience. These estimates are subject to variability due to changes in trends of losses for outstanding claims and incurred but not recorded claims, including external factors such as future inflation rates, benefit level changes and claim settlement patterns.

      Stock split — On August 31, 2000, the Board of Directors of the Company declared a two-for-one stock split to be effected in the form of a stock dividend. The additional common stock was distributed on September 28, 2000 to shareholders of record on September 18, 2000. All references in this report to the number of shares, per share amounts and market prices of the Company’s common stock have been restated to reflect the stock split and the resulting increased number of shares outstanding.

      Revenue recognition — Revenue from product sales is generally recognized upon shipment to customers. Revenues and anticipated profits under long-term contracts are recorded on the percentage of completion basis, under which a portion of the total contract price is accrued based on the ratio of costs incurred to estimated costs at completion. Revenues from maintenance contracts are recognized ratably over the life of the contracts, ranging from one to three years. Revenues are recorded net of discounts, rebates and estimated returns.

      Shipping and handling fees and costs — The Company recognizes amounts billed to a customer in a sale transaction related to shipping and handling as revenue. The costs incurred by the Company for shipping and handling are classified as cost of sales.

      Comprehensive income (loss) — Comprehensive income (loss) represents net income (loss) for the year adjusted for changes in shareholders’ equity from non-shareholder sources. Cumulative comprehensive income (loss) items consist of currency translation, valuation adjustments for marketable securities, net of tax, and the impact of the Company’s additional minimum pension liability, net of tax.

      Concentration of credit risk — Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents and trade accounts receivable. The Company invests its excess cash primarily in overnight Eurodollar time deposits and institutional money market funds with quality financial institutions. The Company sells electronic components and computer products primarily to original equipment manufacturers, including military contractors and the military, throughout the world. To reduce credit risk, management performs ongoing credit evaluations of its customers’ financial condition and, in some instances, has obtained insurance coverage to reduce such risk.

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company maintains reserves for potential credit losses, but has not experienced any material losses related to individual customers or groups of customers in any particular industry or geographic area.

      Fair value of financial instruments — The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, receivables and accounts payable approximate their fair values at June 28, 2002 due to the short-term nature of these instruments. See Note 7 for further discussion of the fair value of the Company’s fixed rate long-term debt instruments and see Investments for further discussion of the fair value of the Company’s investments in unconsolidated entities.

      Accounts receivable securitization — The Company has an accounts receivable securitization program whereby the Company sells receivables in securitization transactions and retains a subordinated interest and servicing rights to those receivables. The Company accounts for the program under the FASB’s Statement of Financial Accounting Standards No. 140 (“SFAS 140”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” The gain or loss on sales of receivables is determined at the date of transfer based upon the relative fair value of the assets sold and the interests retained. The Company estimates fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions, including collection period and discount rates. See Note 3 for further discussion.

      Derivative financial instruments — Effective July 1, 2000, the Company adopted the FASB’s Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Hedging Activities.” SFAS 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133, as amended, requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations to the extent effective, thus resulting in no net effect in the statement of operations. To achieve such accounting treatment, the Company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption of SFAS 133, as amended, did not have a material effect on the Company’s consolidated financial statements.

      Many of the Company’s subsidiaries, on occasion, purchase and sell products in currencies other than their functional currencies. This subjects the Company to the risks associated with the fluctuations of foreign currency exchange rates. The Company reduces this risk by utilizing natural hedging (offsetting receivables and payables) as well as by creating offsetting positions through the use of derivative financial instruments, primarily forward foreign exchange contracts with maturities of less than sixty days. The Company adjusts all foreign denominated balances and any outstanding foreign exchange contracts to fair market value through the consolidated statements of operations. Therefore, the market risk related to the foreign exchange contracts is offset by the changes in valuation of the underlying items being hedged. The asset or liability representing the fair value of foreign exchange contracts is classified in the captions “other current assets” or “accrued expenses and other,” as applicable, in the accompanying consolidated balance sheets.

      The Company has also entered into hedge transactions that convert certain fixed rate debt to variable rate debt, effectively hedging the change in fair value of the fixed rate debt resulting from fluctuations in interest rates. Those fair value hedges and the hedged debt are adjusted to current market values through interest expense (see Note 7).

      The Company does not hedge its investment in its foreign operations nor its floating interest rate exposures. The Company does not enter into derivative financial instruments for trading or speculative purposes and monitors the financial stability and credit standing of its counter parties.

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Fiscal year — The Company operates on a “52/53 week” fiscal year, which ends on the Friday closest to June 30th. Fiscal years 2002, 2001 and 2000 all contained 52 weeks. Unless otherwise noted, all references to the “year 2002” or any other “year” shall mean the Company’s fiscal year.

      Management estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Reclassifications — Certain reclassifications have been made to the prior years’ notes to consolidated financial statements to conform to the current year presentation.

      New accounting standards — In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted the provisions of SFAS 143 on June 29, 2002, the first day of the Company’s fiscal 2003, as required. The adoption of SFAS 143 will not have a material effect on the Company’s consolidated financial statements.

      In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 addresses the financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS 144 also amends and supercedes previous guidance on reporting for discontinued operations. The Company adopted SFAS 144 on June 29, 2002 as required. The adoption of SFAS 144 will not have a material effect on the Company’s consolidated financial statements.

      In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes the former guidance of Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured when the liability is incurred (as opposed to upon the date of an entity’s commitment to a plan as provided for under EITF 94-3). The provisions of SFAS 146 will be effective for any exit or disposal activities that are initiated by the Company after December 31, 2002.

2.	Acquisitions and dispositions:

      During the last three fiscal years, the Company has completed sixteen acquisitions — six in North America, six in Europe, three in the Asia/ Pacific region and one in the Middle East. One of the acquisitions was completed in 2002, five of the acquisitions were completed in 2001 and ten were completed during 2000. All acquisitions, except for the acquisition of Kent discussed below and in Note 1, have been accounted for as purchases.

      The Company completed the acquisition of Gamma Optronik AB in March 2002. In addition, during 2002 the Company acquired the remaining 20% interest in Kopp Electronics Limited. The acquisitions completed in 2001 consisted of Kent, Sunrise Technology Ltd., RDT Technologies Ltd., certain European operations of the VEBA Electronics Group (consisting of EBV, WBC, Atlas Logistics and RKE Systems, collectively, the “VEBA Group”) and Savoir Technology Group, Inc. The acquisitions completed in 2000 consisted of Marshall Industries, Integrand Solutions, Eurotronics B.V., the SEI Macro Group, PCD Italia S.r.l. and Matica S.p.A. (counted as a single acquisition), Cosco Electronics/ Jung Kwang, the remaining 60% of SEI Nordstar S.p.A and Orange Coast Data Comm, Inc., Orange Coast Cabling, Inc. and Go Telecomm,

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inc. (collectively known as the “Orange Coast Companies” and counted as a single acquisition), Advacom, Inc. and Sabre-Data, Inc. (the Orange Coast Companies, Advacom and Sabre-Data were acquired by Kent prior to its acquisition by Avnet).

      The acquisition of Gamma Optronik AB, as well as certain contingent purchase price payments associated with businesses acquired in prior fiscal years (principally, Sunrise Technology Ltd., RDT Technologies Ltd., PCD Italia S.r.l. and Matica S.p.A. and Savoir Technology Group, Inc.) and the acquisition of the remaining 20% interest in Kopp Electronics Limited, required a total investment of $31,547,000 (net of $1,462,000 of cash on the books of the acquired company), all of which was paid in cash. Gamma Optronik AB had sales totaling approximately $7,534,000 during its fiscal year immediately preceding its acquisition. The historical results of operations of the acquired company would not have had a material effect on the Company’s consolidated results of operations and therefore no unaudited pro forma results are presented herein.

      The purchase price for the acquisition of Gamma Optronik AB, accounted for as a purchase, has been allocated, on a preliminary basis, to the assets acquired and liabilities assumed based upon estimated fair values as of the acquisition date and are subject to adjustment when additional information concerning asset and liability valuations are finalized.

      Excluding the acquisition of Kent (which was accounted for as a “pooling-of-interests”), the acquisitions completed during 2001 required a total investment of $866,268,000 (net of $74,423,000 of cash on the books of the companies acquired), of which $779,788,000 was paid in cash (excluding $32,200,000 to pay off pre-existing debt), $111,065,000 was paid in Avnet stock and $714,000 was paid in Avnet stock options (net of related tax benefits of $454,000), less a receivable of $25,299,000 for income tax credits related to the acquisition of the VEBA Group. In addition, the Company paid $79,063,000 of Kent acquisition-related costs, consisting primarily of change-in-control and other executive benefit-related payments and professional fees for investment banking, legal and accounting services rendered to both Avnet and Kent. In the aggregate, the operations acquired during 2001, excluding Kent, had sales totaling approximately $2,887,000,000 during the fiscal year of each such operation immediately preceding its acquisition. The historical results of operations of the companies other than Kent that were acquired during 2001 would not have had a material effect on the Company’s results of operations and therefore no unaudited pro forma results are presented herein. The Company also sold certain small non-core operations during 2001, the impact of which was not material.

      Subsequent to 2002, the Company and the seller of the VEBA Group resolved certain remaining purchase price contingencies related to this acquisition, resulting in a refund to Avnet of a portion of the amount paid at closing totaling approximately $6,486,000. This refunded purchase price will be recorded in the Company’s 2003 consolidated statement of operations.

      As discussed in Note 1, the accompanying consolidated financial statements and notes have been restated to reflect the acquisition of Kent, which was accounted for as a “pooling-of-interests.” Each share of Kent common stock was converted into 0.87 shares of Avnet common stock. A total of approximately 25.3 million Avnet common shares were issued for the outstanding stock of Kent and an additional 1.7 million shares have been reserved for issuance upon the exercise of outstanding warrants and stock options assumed in the transaction.

      Kent’s results of operations for the period from July 1, 2000 to June 8, 2001 and for its fiscal year ended April 1, 2000 have been combined with Avnet’s results of operations for the years ended June 29, 2001 and June 30, 2000, respectively. In addition, Kent’s balance sheet as of April 1, 2000 has been combined with Avnet’s balance sheet as of June 30, 2000. Therefore, an adjustment was made to retained earnings to include $8,819,000 of net income for Kent for the three months ended June 30, 2000 as these earnings were not included in any of the statements of operations otherwise presented. For the same three months, Kent’s sales of $223,313,000 and Kent’s cash flows (used for) provided from operating, financing

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and investing activities of ($26,644,000), $1,443,000 and $8,788,000, respectively, have been excluded from the consolidated statements of operations and cash flows, respectively. The restated financial information includes certain reclassifications to conform Kent’s financial statement presentation to that of Avnet. Intercompany transactions between the combined companies are not material in any of the periods presented. The combination of the two entities in this document for periods prior to the acquisition did not give effect to any synergies that the Company has realized from the combined operations since completing the acquisition.

      The following table is a reconciliation of the results of operations of the previously separate Avnet and Kent companies to reported combined results of operations for the most recent interim period preceding the acquisition, as well as the year ended June 30, 2000:

	Avnet Before	Kent Before	Avnet As
	Pooling	Pooling	Restated

	(Thousands)
Nine months ended March 30, 2001
Sales	$9,557,204	$719,051	$10,276,255
Income from continuing operations	205,596	25,536	231,132
Net income	205,596	45,952	251,548
Year ended June 30, 2000
Sales	9,172,205	742,837	9,915,042
Income from continuing operations	145,141	17,423	162,564
Net income	145,141	18,251	163,392

      The acquisitions completed during 2000 required a total investment of $1,039,506,000 (net of $1,570,000 of cash on the books of the companies acquired), of which $675,030,000 was paid in cash, $351,877,000 in Avnet stock, $11,745,000 in Avnet stock options ($6,985,000 net of related tax benefits) and amounts payable at June 30, 2000 of $854,000. In the aggregate, the operations acquired during 2000 had sales totaling approximately $2,852,000,000 during the fiscal year of each such operation immediately preceding its acquisition.

      The following unaudited pro forma results reflect the acquisition of Marshall Industries (which occurred during 2000) as if it occurred on July 3, 1999, the first day of the Company’s 2000 fiscal year and does not purport to present what actual results would have been had the acquisition, in fact, occurred at that date or to project results for any future period:

Year Ended
June 30, 2000

(Thousands, except
per share
amounts)
Sales	$10,477,752
Income from continuing operations before income taxes	296,688
Income from continuing operations	169,610
Net income	170,438
Diluted earnings per share from continuing operations	1.51
Diluted net earnings per share	1.52

      The unaudited pro forma results shown above include the special charges referred to in Note 17. In addition, the unaudited pro forma results shown above exclude any benefits that resulted from the acquisition due to synergies that were derived from the elimination of any duplicated costs. The historical results of operations of other companies acquired during 2000 would not have had a material effect on the Company’s results of operations in that year and therefore no unaudited pro forma results are presented herein.

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Disposition of discontinued operations:

      On October 10, 2000, the Company sold K*TEC Electronics Corporation (“K*TEC”), its contract manufacturing operation, for $237,200,000, consisting of $175,000,000 in cash, a $50,000,000 senior secured note which was redeemed on January 26, 2001 and a $12,200,000 unsecured note which was settled during 2002. A gain on the sale of K*TEC of approximately $21,500,000 pre-tax, $12,889,000 after-tax, or $0.11 per diluted share, was recorded in 2001. The net assets and operations of K*TEC are reflected as discontinued operations in the accompanying consolidated financial statements. Corporate and shared general and administrative costs of the Company were not allocated to discontinued operations. The net assets and results of operations of K*TEC were not material in the years presented and therefore the condensed financial information of the discontinued operations has not been presented herein.

3.     Accounts receivable securitization:

      In June 2001, the Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program agreement was amended in February 2002 to include participation by a second financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest in up to $350,000,000 in eligible U.S. receivables while retaining a subordinated interest in a portion of the receivables. The eligible receivables are sold without legal recourse to third party conduits through a wholly owned bankruptcy-remote special purpose entity that is consolidated for financial reporting purposes. The Company continues servicing the sold receivables and charges the third party conduits a monthly servicing fee at market rates; accordingly, no servicing asset or liability has been recorded. Cash received from the Program has been used primarily to pay down outstanding external financing.

      The Program qualifies for sale treatment under SFAS 140. As of June 28, 2002 and June 29, 2001, the outstanding balance of securitized accounts receivable held by the third party conduits totaled $324,570,000 and $513,138,000, respectively, of which the Company’s subordinated retained interest was $124,570,000 and $163,138,000, respectively. Accordingly, $200,000,000 and $350,000,000 of accounts receivable balances, net of applicable allowances, were removed from the consolidated balance sheets at June 28, 2002 and June 29, 2001, respectively, with those funds being used to reduce outstanding debt. Expenses associated with the Program totaled $10,130,000 and $3,896,000 in the years ended June 28, 2002 and June 29, 2001, respectively. In 2002, $8,511,000 of these expenses related primarily to the loss on sale of receivables and discount on retained interests, net of the related servicing revenues, are recorded in interest expense in the accompanying consolidated statement of operations with the remainder, representing program and facility fees and professional fees associated with the Program, recorded to selling, general and administrative expenses. The entire 2001 charge is included in selling, general and administrative expenses.

      The Company measures the fair value of its retained interests at the time of a securitization and throughout the term of the Program using a present value model incorporating two key assumptions: (1) a weighted average life of 45 days and (2) a discount rate of 6.75% per annum. At June 28, 2002, a 10 and 20 percent adverse change in the assumed weighted average life or the assumed discount rate would not have a material impact on the Company’s financial position or results of operations.

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Comprehensive income (loss):

      The following table illustrates the cumulative balances of comprehensive income (loss) items at June 28, 2002, June 29, 2001 and June 30, 2000:

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Thousands)
Cumulative translation adjustments	$44,862	$(56,297)	$(54,582)
Cumulative valuation adjustments, net	—	—	2,293
Cumulative minimum pension liability adjustments, net	(17,050)	—	—

Total	$27,812	$(56,297)	$(52,289)

      During 2001, the Company sold substantially all of its marketable securities. Therefore, the previously recorded valuation adjustment was classified to the consolidated statement of operations as part of the realized gains and losses recorded during the year ended June 29, 2001.

5.     Property, plant and equipment, net:

      Property, plant and equipment are recorded at cost and consist of the following:

	June 28,	June 29,
	2002	2001

	(Thousands)
Land	$8,882	$11,580
Buildings	75,481	70,514
Machinery, fixtures and equipment	592,526	633,295
Leasehold improvements	35,328	29,245

	712,217	744,634
Less — accumulated depreciation and amortization	362,293	327,475

	$349,924	$417,159

      Depreciation and amortization expense related to property, plant and equipment was $93,121,000, $74,342,000 and $59,809,000 in 2002, 2001 and 2000, respectively.

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Goodwill and impairment:

      The amortization of goodwill was suspended effective on June 30, 2001, the date the Company early adopted the provisions of SFAS 142. The following table presents the pro forma financial results for 2001 and 2000, respectively, on a basis consistent with the new accounting principle applied in 2002:

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Thousands, except per share data)
Income (loss) from continuing operations	$(84,436)	$97	$162,564
Add back goodwill amortization	—	33,117	21,858

Income (loss) from continuing operations, as adjusted	(84,436)	33,214	184,422
Income from discontinued operations, net	—	15,305	828

Income (loss) before cumulative effect of change in accounting principle, as adjusted	(84,436)	48,519	185,250
Cumulative effect of change in accounting principle	(580,495)	—	—

Net income (loss), as adjusted	$(664,931)	$48,519	$185,250

Basic earnings (loss) per share:
Earnings (loss) from continuing operations, as adjusted	$(0.71)	$0.28	$1.73
Earnings from discontinued operations, net	—	0.13	0.01

Earnings (loss) before cumulative effect of change in accounting principle, as adjusted	(0.71)	0.41	1.74
Cumulative effect of change in accounting principle	(4.90)	—	—

Net earnings (loss), as adjusted	$(5.61)	$0.41	$1.74

Diluted earnings (loss) per share:
Earnings (loss) from continuing operations, as adjusted	$(0.71)	$0.28	$1.70
Earnings from discontinued operations, net	—	0.13	0.01

Earnings (loss) before cumulative effect of change in accounting principle, as adjusted	(0.71)	0.41	1.71
Cumulative effect of change in accounting principle	(4.90)	—	—

Net earnings (loss), as adjusted	$(5.61)	$0.41	$1.71

      The carrying amount of goodwill upon adoption of SFAS 142 was $1,404,863,000, net of accumulated amortization through that date of $120,127,000. There have been no changes in this carrying amount during the year ended June 28, 2002 except for the impact of changes in foreign currency exchange rates on goodwill denominated in currencies other than U.S. dollars and additional expenditures as discussed in Note 15 (included in “other” in the table below), as well as the transition impairment charge from the adoption of SFAS 142.

      Prior to the adoption of SFAS 142, the Company evaluated the carrying value of its goodwill for impairment using a future undiscounted cash flow model. Under the transitional provisions of SFAS 142, the Company identified and evaluated its reporting units for impairment of goodwill as of June 30, 2001 using a combination of present value and multiple of earnings valuation techniques. The carrying amounts of certain reporting units exceeded their fair values at the date of adoption. As a result, the Company recorded an impairment charge of $580,495,000, which was recorded as a cumulative effect of a change in accounting

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

principle in the first quarter of 2002 and is reflected in the accompanying consolidated statement of operations for the year ended June 28, 2002.

      The magnitude of the impairment charge was significantly impacted by the timing of the effective date of when the fair value analysis was performed and the designation of the reporting unit structure. Since the Company adopted SFAS 142 on June 30, 2001, the fair value analysis was required to be completed as of that date. Due to the difficult business and economic conditions at that date, which severely impacted the market sectors in which the Company operates, and the uncertainty as to when such conditions would materially improve, the fair value of the Company’s businesses was significantly less than it might have been at other times. In other words, in a cyclical business, the timing of a valuation such as this may be an important factor in the outcome of the valuation exercise. The reporting units with the most significant impairment of goodwill are in Europe where the Company has not yet generated an acceptable level of profits and cash flows. In addition, the defined reporting unit structure has resulted in an impairment of goodwill which includes goodwill related to certain recent acquisitions that otherwise might not have been impaired.

      The following table presents the carrying amount of goodwill, by reportable segment, for the periods presented:

	Electronics	Computer	Applied
	Marketing	Marketing	Computing	Total

	(Thousands)
Carrying value at June 29, 2001	$1,139,430	$265,433	$—	$1,404,863
Cumulative effect of change in accounting principle	(563,492)	(17,003)	—	(580,495)
Other	15,460	4,769	—	20,229

Carrying value at June 28, 2002	$591,398	$253,199	$—	$844,597

7.     External financing:

      Short-term debt consists of the following:

	June 28,	June 29,
	2002	2001

	(Thousands)
Bank credit facilities	$54,158	$643,200
U.S. commercial paper	—	122,201
4.5% Convertible Notes due 2004	3,031	207,000
Floating Rate Notes due October 17, 2001	—	325,000
Other debt due within one year	2,120	4,728

Short-term debt	$59,309	$1,302,129

      Bank credit facilities consist of various committed and uncommitted lines of credit with financial institutions utilized primarily to support the working capital requirements of foreign operations. The weighted average interest rates on the bank credit facilities at June 28, 2002 and June 29, 2001 were 3.4% and 4.6%, respectively. The weighted average interest rate on U.S. commercial paper was 4.3% at June 29, 2001.

      As of its acquisition of Kent on June 8, 2001, Avnet assumed Kent’s 4.5% Convertible Notes due 2004 (the “Notes”). During the first quarter of 2002, virtually all holders of the Notes exercised their “put” options by selling the Notes back to the Company. As of June 28, 2002, $3,031,000 in Notes remain outstanding. The Company has the right to redeem all remaining Notes outstanding upon 30-day prior notice.

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Floating Rate Notes were paid down upon their maturity in October 2001. The Floating Rate Notes bore interest at an annual rate equal to three-month LIBOR, reset quarterly, plus 87.5 basis points (0.875%).

      Long-term debt consists of the following:

	June 28,	June 29,
	2002	2001

	(Thousands)
6.45% Notes due August 15, 2003	$200,000	$200,000
8.20% Notes due October 17, 2003	250,000	250,000
6 7/8% Notes due March 15, 2004	100,000	100,000
7 7/8% Notes due February 15, 2005	360,000	360,000
8.00% Notes due November 15, 2006	400,000	—
Bank credit facilities	178,410	—
Belgian commercial paper	63,964	—
Other long-term debt	6,419	9,493

Subtotal	1,558,793	919,493
Fair value adjustment for hedged 8.00% Notes	7,043	—

Long-term debt	$1,565,836	$919,493

      On November 16, 2001, the Company issued $400,000,000 of 8.00% Notes due November 15, 2006 (the “8% Notes”). The net proceeds received by the Company from the sale of the 8% Notes, approximately $394,328,000 after deduction of the underwriting discounts and other expenses associated with the sale, were used to repay commercial paper and other short-term indebtedness.

      The Company entered into two interest rate swaps (the “Swaps”) with a total notional amount of $400,000,000 in order to hedge the change in fair value of the 8% Notes related to fluctuations in interest rates. These contracts are classified as fair value hedges and mature in November 2006. The Swaps modify the Company’s interest rate exposure by effectively converting the 8.0% fixed rate on the 8% Notes to a floating rate based on three-month U.S. LIBOR plus a spread through their maturities (4.8% at June 28, 2002). The hedged fixed rate debt and the Swaps are adjusted to current market values through interest expense in the accompanying consolidated statements of operations. The Company accounts for the hedges using the shortcut method as defined under SFAS 133 and the hedges were perfectly effective during the year and at year-end. Therefore, the market value adjustments for the hedged debt and the Swaps directly offset one another. The fair value of the Swaps at June 28, 2002 was $7,043,000 and is included in other long-term assets in the accompanying consolidated balance sheet. Additionally, included in long-term debt is a comparable fair value adjustment increasing the total liability by $7,043,000.

      On October 25, 2001, the Company entered into agreements providing $1.0 billion in financing with a syndicate of banks led by Bank of America, N.A. in order to replace the then existing $1.25 billion 364-day credit facility and the $700,000,000 five-year credit facility. This new bank financing is divided into three separate credit facilities: a multi-year facility, a 364-day facility and a term loan facility. The multi-year facility is a three-year revolving, multi-currency facility that matures on October 25, 2004 and provides up to $428,750,000 in financing. The 364-day facility is a revolving, multi-currency facility that matures on October 23, 2002 and provides up to $488,750,000 in financing. Management does not intend to renew this facility upon its expiration. The term loan facility, which matured on November 16, 2001, was a U.S. dollar facility that provided up to $82,500,000 in financing. The Company may select from various interest rate options and maturities under these facilities, although the Company intends to use a significant amount as a back up for its commercial paper program pursuant to which the Company is authorized to issue short-term notes for current operational business requirements. The bank financing contains certain financial and

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

non-financial covenants. The Company was in compliance with all of the covenant requirements as of June 28, 2002.

      The bank credit facilities consist primarily of foreign currency borrowings under the three-year revolving credit facility described above with a weighted average interest rate of 4.4% at June 28, 2002. The weighted average interest rate on the Belgian commercial paper program at June 28, 2002 was 3.7%. The Company classifies borrowings under its Belgian commercial paper program as long-term as it has the intent and ability to refinance such borrowings under its long-term borrowing facilities.

      The Company had borrowing capacity of approximately $907,750,000 at June 28, 2002 under its bank financing and credit facilities, the asset securitization program (see Note 3) and the Belgian commercial paper program. This borrowing capacity includes the $488,750,000 in financing under the 364-day facility which will terminate by October 23, 2002. The Company also has $16,141,000 in letters of credit issued at June 28, 2002, substantially all of which are issued under the multi-year facility. Although these issued letters of credit are not actually drawn upon at June 28, 2002, they utilize borrowing capacity under the Company’s credit facility and are considered in the overall borrowing capacity noted above.

      Aggregate debt maturities for 2003 through 2007 and thereafter are as follows (in thousands):

2003	$59,309
2004	551,161
2005	602,801
2006	789
2007	400,000
Thereafter	4,042

Total debt	$1,618,102

      At June 28, 2002, the fair value of the 4.5% Convertible Notes due 2004, the 6.45% Notes due August 15, 2003, the 8.20% Notes due October 17, 2003, the 6 7/8% Notes due March 15, 2004 and the 7 7/8% Notes due February 15, 2005 are $3,176,000, $199,208,000, $254,163,000, $100,081,000 and $367,809,000, respectively.

8.	Accrued expenses and other:

      Accrued expenses and other consist of the following:

	June 28,	June 29,
	2002	2001

	(Thousands)
Payroll, commissions and related	$117,221	$122,979
Insurance	14,654	18,647
Income taxes	14,983	4,543
Dividends payable	—	8,840
Other	179,435	259,731

	$326,293	$414,740

      The Company had decided to more effectively deploy its cash to fuel future earnings growth and deliver increased shareholder value by discontinuing the payment of its cash dividend effective after the dividend payment that was made on January 2, 2002.

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Income taxes:

      The components of the provision for (benefit from) income taxes are indicated in the table below. The future tax provision (benefit) for deferred income taxes results from temporary differences arising principally from inventory valuation, accounts receivable valuation, net operating losses related to foreign operations, certain accruals and depreciation, net of any changes to the valuation allowance.

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Thousands)
Current:
Federal	$(77,608)	$93,646	$110,431
State and local	(10,396)	15,271	24,243
Foreign	40,799	57,897	26,567

Total current taxes	(47,205)	166,814	161,241

Deferred:
Federal	25,595	(31,491)	(11,615)
State and local	6,193	(6,047)	(2,640)
Foreign	(20,960)	(42,121)	(25,904)

Total deferred taxes	10,828	(79,659)	(40,159)

Provision for (benefit from) income taxes	$(36,377)	$87,155	$121,082

      A reconciliation between the federal statutory tax rate and the effective tax rate is as follows:

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

Federal statutory rate	(35.0)%	35.0%	35.0%
State and local income taxes, net of federal benefit	(2.8)	8.9	5.0
Amortization and disposition of goodwill	—	11.4	2.3
Non-deductible costs related to the acquisition of Kent (Note 17)	—	36.8	—
Impairment of investments in unconsolidated entities (Note 17)	10.2	—	—
Foreign tax rates, including impact of valuation allowances	(3.3)	7.9	0.2
Other, net	0.8	(0.1)	0.2

Effective tax rate	(30.1)%	99.9%	42.7%

      Foreign tax rates generally consist of the impact of the difference between foreign and federal tax rates applied to foreign income (losses) and also include the impact of valuation allowances placed against the Company’s otherwise realizable foreign loss carry-forwards. The additional valuation allowance recorded during 2002 is substantially offset by a tax benefit related to certain foreign losses that are deductible in the United States. The Company determines its valuation allowance through an evaluation of relevant factors used to assess the likelihood of recoverability of the Company’s deferred tax assets.

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The significant components of deferred tax assets and liabilities, included primarily in other long-term assets on the consolidated balance sheets, are as follows:

	June 28,	June 29,
	2002	2001

	(Thousands)
Deferred tax assets:
Inventory valuation	$25,900	$25,053
Accounts receivable valuation	28,299	54,250
Foreign tax loss carry-forwards	188,808	117,942
Various accrued liabilities and other	80,346	66,920

	323,353	264,165
Less — valuation allowance	(120,671)	(49,783)

	202,682	214,382

Deferred tax liabilities:
Depreciation and amortization of property, plant and equipment	12,474	15,579

Net deferred tax assets	$190,208	$198,803

      As of June 28, 2002, the Company has foreign net operating loss carryforwards of approximately $476,540,000, certain of which begin to expire in 2003.

10.	Pension and profit sharing plans:

      The Company’s noncontributory defined benefit pension plan (the “Plan”) and its 401(k) plan cover substantially all domestic employees. Kent also had a 401(k) plan covering all of its eligible employees which, in September 2001, was merged into the Avnet 401(k) plan. The expense relating to the 401(k) plans for 2002, 2001 and 2000 amounted to $23,000 (due to the lack of profitability during 2002, the Company did not make any matching contributions during the year), $4,281,000 and $2,632,000, respectively. The noncontributory pension plan provides defined benefits pursuant to a cash balance feature whereby a participant accumulates a benefit based upon a percentage of current salary, which varies with age, and interest credits. At June 28, 2002, the market value of the pension plan assets was $141,130,000. These assets were comprised of common stocks (58%), corporate debt obligations (27%), U.S. Government securities (13%) and money market funds (2%).

      The following tables outline changes in benefit obligations, plan assets and the funded status of the Plan as of the end of 2002 and 2001:

	June 28,	June 29,
	2002	2001

	(Thousands)
Changes in benefit obligations:
Benefit obligations at beginning of year	$167,737	$146,824
Service cost	11,647	10,441
Interest cost	12,043	11,731
Actuarial (gain) loss	(212)	9,745
Benefits paid	(15,313)	(11,004)

Benefit obligations at end of year	$175,902	$167,737

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	June 28,	June 29,
	2002	2001

	(Thousands)
Change in plan assets:
Fair value of plan assets at beginning of year	$171,187	$201,721
Actual return on plan assets	(14,744)	(19,530)
Benefits paid	(15,313)	(11,004)
Contributions	—	—

Fair value of plan assets at end of year	$141,130	$171,187

Information on funded status of plan and the amount recognized:
Funded status of the plan	$(34,772)	$3,450
Unrecognized net actuarial (gain) loss	29,535	(2,040)
Unamortized prior service credit	(1,330)	(1,651)

Accrued pension cost recognized in the consolidated balance sheets	$(6,567)	$(241)

Pre-tax additional minimum pension liability recognized in the consolidated balance sheets	$(28,205)	$—

      Weighted average assumptions used to calculate actuarial present values of benefit obligations are as follows:

	2002	2001

Discount rate	7.50%	8.25%
Expected return on plan assets	9.50	9.50

      Under the cash balance plan, service costs are based solely on current year salary levels; therefore, projected salary increases are not taken into account.

      Components of net periodic pension costs during the last three years are as follows:

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Thousands)
Service cost	$11,647	$10,441	$8,588
Interest cost	12,043	11,731	10,515
Expected return on plan assets	(17,043)	(16,198)	(14,668)
Amortization of transition asset	—	(1,980)	(2,830)
Recognized net actuarial (gain) loss	—	(295)	—
Amortization of prior service credit	(321)	(321)	(321)

Net periodic pension cost	$6,326	$3,378	$1,284

      Not included in the above tabulations are pension plans of certain non-U.S. subsidiaries, which are not material.

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Long-term leases:

      The Company leases many of its operating facilities and is also committed under lease agreements for transportation and operating equipment. Rent expense charged to operations during the last three years is as follows:

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Thousands)
Buildings	$43,506	$39,319	$33,944
Equipment	5,864	6,636	5,846

	$49,370	$45,955	$39,790

      The aggregate future minimum operating lease commitments, principally for buildings, in 2003 through 2007 and thereafter (through 2019), are as follows (in thousands):

2003	$50,977
2004	43,331
2005	32,198
2006	24,261
2007	18,916
Thereafter	51,019

Total	$220,702

12.	Stock-based compensation plans:

Stock option plans:

      The Company has four stock option plans with shares still available for grant:

	Plan

	1995	1996	1997	1999

Minimum exercise price as a percentage of fair market value at date of grant	85%	100%	85%	85%
Plan termination date	August 31, 2005	December 31, 2006	November 19, 2007	November 21, 2009
Shares available for grant at June 28, 2002	98,500	159,250	95,150	2,148,675

      As applicable, the excess of the fair market value at the date of grant over the exercise price is considered deferred compensation, which is amortized and charged against income as it is earned. The maximum term of options granted under any of the plans is 10 years from the date of grant.

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a summary of the changes in outstanding options for the three years ended June 28, 2002:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	10,125,378	$23.20	9,140,373	$20.55	8,473,388	$20.53
Granted	1,739,675	18.72	2,285,404	29.89	3,327,700	16.07
Exercised	(1,478,805)	17.56	(996,849)	14.87	(2,240,867)	13.99
Canceled or expired	(830,550)	24.78	(303,550)	22.07	(419,848)	19.51

Outstanding at end of year	9,555,698	23.13	10,125,378	23.20	9,140,373	20.55

Exercisable at end of year	5,784,988	24.03	6,027,938	22.92	4,300,736	21.26

      The options granted in 2001 and 2000 shown above include 464,516 and 1,388,474 options granted to former employees of Savoir and Marshall, respectively, as substitutes for their Savoir and Marshall options outstanding on the date of the respective acquisition (see Note 2). These options are subject to the terms of the various Savoir and Marshall plans assumed by Avnet as part of the acquisitions. Of these options, 354,422 options related to Savoir and 14,360 options related to Marshall had not yet been exercised at June 28, 2002.

      The following information relates to options outstanding at June 28, 2002:

Options Outstanding				Options Exercisable

			Weighted
		Weighted	Average		Weighted
Range of	Number	Average	Remaining		Average
Exercise	of Options	Exercise	Contractual	Number	Exercise
Prices	Outstanding	Price	Life	of Options	Price

Under $15	344,313	$12.32	41 Months	294,636	$12.41
$15.00 - 20.00	3,449,021	17.72	83 Months	1,632,309	17.87
20.00 - 25.00	2,757,216	22.79	66 Months	2,112,847	23.07
25.00 - 30.00	1,633,418	27.99	99 Months	439,342	28.08
30.00 - 35.00	1,088,908	31.68	64 Months	1,032,381	31.66
35.00 - 60.00	282,822	45.22	59 Months	273,473	45.43

	9,555,698			5,784,988

Employee stock purchase plan:

      In October 1995, the Company implemented the Avnet Employee Stock Purchase Plan (“ESPP”). Under the terms of the ESPP, eligible employees of the Company are offered options to purchase shares of Avnet common stock at a price equal to 85% of the fair market value on the first or last day, whichever is lower, of each monthly offering period. A total of 3,000,000 shares of Avnet common stock have been reserved for sale under the ESPP, including an additional 1,000,000 shares reserved for the ESPP in September 2001. At June 28, 2002, employees had purchased 2,226,756 shares and 773,244 shares were still available for purchase under the ESPP.

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Incentive stock:

      The Company has an Incentive Stock Program wherein a total of 157,890 shares were still available for award at June 28, 2002 based upon operating achievements. Delivery of incentive shares is spread equally over a four-year period and is subject to the employee’s continuance in the Company’s employ. As of June 28, 2002, 149,302 shares previously awarded have not yet been delivered. The program will terminate on December 31, 2004.

Other stock-based compensation information:

      In February 2000, the Company issued five-year warrants at the exercise price of $26.22 for the purchase of 261,000 shares of the Company’s common stock in conjunction with the award from a customer of a three-year manufacturing contract. As of the effective date of the sale of K*TEC, the warrants were immediately vested. The estimated fair value of the warrants was recorded in additional paid-in capital and the related expense was recorded against the gain on the sale of K*TEC.

      At June 28, 2002, there were 13,137,709 common shares reserved for stock options (including the ESPP) and incentive stock programs.

Pro forma information:

      The Company follows Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” in accounting for its stock-based compensation plans. In applying APB 25, no expense was recognized for options granted under the various stock option plans (except in the rare circumstances where the exercise price was less than the fair market value on the date of the grant) nor was expense recognized in connection with shares purchased by employees under the ESPP. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” requires disclosure of pro forma net income as if a fair value-based method of measuring stock-based compensation had been applied. Reported and pro forma net income (loss) and diluted earnings (loss) per share are as follows:

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Thousands, except per share amounts)
Net income (loss):
As reported	$(664,931)	$15,402	$163,392
Pro forma	(675,390)	6,950	153,805
Diluted earnings (loss) per share:
As reported	$(5.61)	$0.13	$1.51
Pro forma	(5.70)	0.06	1.42

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of the stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used and the weighted average estimated fair values of an option granted are as follows:

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

Expected life (years)	6.0	5.5	4.9
Risk-free interest rate	4.3%	6.0%	5.7%
Volatility	40.7%	37.0%	33.0%
Dividend yield	0.4%	1.1%	1.7%
Weighted average fair value	$8.34	$11.33	$8.05

13.	Contingent liabilities:

      From time to time, the Company may become liable with respect to pending and threatened litigation, taxes and environmental and other matters. The Company has been designated a potentially responsible party or has become aware of other potential claims against it in connection with environmental clean-ups at several sites. Based upon the information known to date, the Company believes that it has appropriately reserved for its share of the costs of the clean-ups and it is not anticipated that any contingent matters will have a material adverse impact on the Company’s financial condition, liquidity or results of operations.

14.     Earnings (loss) per share:

      Basic earnings (loss) per share is computed based on the weighted average number of common shares outstanding and excludes any potential dilution. Diluted earnings (loss) per share reflects potential dilution from the exercise or conversion of securities into common stock.

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Thousands, except per share data)
Numerator:
Income (loss) from continuing operations	$(84,436)	$97	$162,564
Income from discontinued operations, net	—	15,305	828

Income (loss) before cumulative effect of change in accounting principle	(84,436)	15,402	163,392
Cumulative effect of change in accounting principle	(580,495)	—	—

Net income (loss)	$(664,931)	$15,402	$163,392

Denominator:
Weighted average common shares for basic earnings (loss) per share	118,561	117,263	106,627
Net effect of dilutive stock options and restricted stock awards	—	1,552	1,630

Weighted average common shares for diluted earnings (loss) per share	118,561	118,815	108,257

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Thousands, except per share data)
Basic earnings (loss) per share:
Income (loss) from continuing operations	$(0.71)	$—	$1.52
Discontinued operations, net	—	0.13	0.01
Cumulative effect of change in accounting principle	(4.90)	—	—

Net earnings (loss) per basic share	$(5.61)	$0.13	$1.53

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(0.71)	$—	$1.50
Discontinued operations, net	—	0.13	0.01
Cumulative effect of change in accounting principle	(4.90)	—	—

Net earnings (loss) per diluted share	$(5.61)	$0.13	$1.51

      The 4.5% convertible notes are excluded from the computation of earnings (loss) per share in all years presented, as the effects were antidilutive. Additionally, in 2002 and 2001, respectively, the effect of approximately 9,556,000 and 4,164,000 shares related to stock options and restricted stock awards is excluded from the computation of the net effect of dilutive stock options and restricted stock awards shown above as the effects were antidilutive. All options and awards were dilutive in 2000.

      All share and per share data reflects the two-for-one split of the Company’s common stock distributed on September 28, 2000 to shareholders of record on September 18, 2000.

15.     Additional cash flow information:

      Other non-cash and reconciling items primarily include provisions for doubtful accounts and certain non-cash special charges (see Note 17).

      In 2002, the Company recognized an additional minimum pension liability of $28,205,000 (see Note 10) and the related deferred tax benefit of $11,155,000, which are non-cash reconciling items.

      The net cash disbursed in all years in connection with acquisitions (see Note 2), as well as the net cash collected in those years from dispositions (with the exception of the disposal of K*TEC, which is classified as discontinued operations), are reflected as cash flows from “(acquisitions) dispositions of operations, net.” During 2002, the Company also made contingent purchase price payments associated with businesses acquired in prior fiscal years, principally Sunrise Technology Ltd., RDT Technologies Ltd., PCD Italia S.r.l. and Matica S.p.A. and Savoir Technology Group, Inc.

      Interest and income taxes paid during the last three years were as follows:

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Thousands)
Interest	$126,945	$183,236	$82,860
Income taxes	40,109	201,578	227,901

16.     Segment information:

      The Company currently consists of three major operating units: Electronics Marketing (“EM”), Computer Marketing (“CM”) and Applied Computing (“AC”), which began operating in the Americas and in Europe effective as of the beginning of the second and third quarters of 2000, respectively, and in Asia

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

beginning in 2001. The results for AC in the Americas, Europe and Asia prior to those dates are included in EM and CM as the results of the operating groups have not been restated. EM focuses on the global distribution of, and value-added services associated with, electronics components; CM focuses on middle-to-high-end, value-added computer products distribution and related services; and AC serves the needs of personal computer OEMs and system integrators by providing the latest technologies such as microprocessors, and serves the needs of embedded systems OEMs that require technical services such as product prototyping, configurations and other value-added services.

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Millions)
Sales:
Electronics Marketing	$4,841.9	$8,286.6	$7,105.2
Computer Marketing	2,399.2	2,855.6	2,139.4
Applied Computing	1,679.1	1,671.8	670.4

	$8,920.2	$12,814.0	$9,915.0

Operating income (loss):
Electronics Marketing	$22.7	$532.3	$421.7
Computer Marketing	63.0	86.4	57.9
Applied Computing	42.8	63.9	20.5
Corporate and special charges	(131.5)	(428.9)	(132.1)

	$(3.0)	$253.7	$368.0

Assets:
Electronics Marketing	$2,452.8	$3,211.9	$3,338.5
Computer Marketing	637.1	880.6	839.9
Applied Computing	513.8	423.8	226.8
Corporate	1,078.2	1,347.8	1,529.2

	$4,681.9	$5,864.1	$5,934.4

Capital expenditures:
Electronics Marketing	$59.2	$83.1	$42.5
Computer Marketing	10.0	20.3	14.4
Applied Computing	12.1	4.0	1.7
Corporate	2.5	18.0	33.9

	$83.8	$125.4	$92.5

Depreciation & amortization expense:
Electronics Marketing	$53.6	$45.3	$30.3
Computer Marketing	13.6	14.6	10.4
Applied Computing	5.6	1.0	0.1
Corporate	31.1	58.5	42.7

	$103.9	$119.4	$83.5

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Millions)
Sales, by geographic area, are as follows:
Americas	$5,295.2	$8,746.0	$7,420.9
EMEA (Europe, Middle East and Africa)	2,900.3	3,511.6	2,055.9
Asia/ Pacific	724.7	556.4	438.2

	$8,920.2	$12,814.0	$9,915.0

Assets, by geographic area, are as follows:
Americas	$2,771.5	$3,946.0	$4,486.9
EMEA (Europe, Middle East and Africa)	1,460.4	1,532.8	1,165.8
Asia/ Pacific	450.0	385.3	281.7

	$4,681.9	$5,864.1	$5,934.4

      The Company manages its business based upon the operating results of its three operating units before special charges (see Note 17). In each of the three years presented above, approximate unallocated special charges related to EM, CM and AC, respectively, were $12,811,000, $31,336,000 and $1,191,000 in 2002, $96,912,000, $17,062,000 and $5,000,000 in 2001 and $43,119,000, $3,146,000 and $0 in 2000. The remaining special charges in each year relate to corporate activities.

      As a result of the goodwill impairment charge recorded as a cumulative effect of change in accounting principle and the suspension of amortization of goodwill in accordance with SFAS 142 (see Note 6), there is a significant decrease in the amount of assets and depreciation and amortization expense recorded at Corporate in 2002 as compared with 2001. Beginning in 2003, the Company has allocated its remaining goodwill to the applicable unit level in order to better evaluate and measure performance of its unit and segment operations. Had this reclassification been recorded in 2002, the total assets by segment at June 28, 2002 would have been $2,940,800,000, $888,200,000, $513,800,000 and $339,100,000 for EM, CM, AC and Corporate, respectively. Similarly, the June 28, 2002 assets by geographic area would have been $2,846,700,000, $1,444,000,000 and $391,200,000 for the Americas, EMEA and Asia/ Pacific, respectively.

17.     Special charges:

     Reorganization and integration charges:

      Over the course of the past three years, the Company has recorded a number of special charges which generally related either to charges stemming from acquisition and integration of newly acquired businesses or the reorganization of operations in each of the three major regions of the world in which the Company operates. During that period, the Company has also recorded other non-recurring items, generally taken in response to business conditions at the time of the charge, including impairments recorded to certain of its Internet-related investments.

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the special charges for the past three years, including activity in the related accrued liability and reserve accounts subsequent to initially recording the charge:

	Reorganization	Acquisition	Impairment of
	Charges	Integration Costs	Investments	Other	Total

	(Thousands)
Balance at July 2, 1999	$3,321	$—	$—	$—	$3,321
2000 activity	14,586	31,679	—	2,699	48,964
Amounts utilized	17,907	23,406	—	2,699	44,012

Balance at June 30, 2000	—	8,273	—	—	8,273
2001 activity	127,274	157,331	42,880	—	327,485
Amounts utilized	108,957	123,868	42,880	—	275,705

Balance at June 29, 2001	18,317	41,736	—	—	60,053
2002 activity	13,712	29,734	36,177	—	79,623
Amounts utilized	23,954	50,148	36,177	—	110,279

Balance at June 28, 2002	$8,075	$21,322	$—	$—	$29,397

      Total amounts utilized in 2002, 2001 and 2000 consist of cash payments of $48,355,000, $91,681,000 and $24,888,000, respectively and non-cash write-downs of $77,961,000, $184,024,000, and $19,124,000, respectively. Additionally, 2002 amounts utilized include $16,037,000 in cash recoveries of prior year special charges discussed more fully below.

      In the fourth quarter of 2002, the Company recorded a special charge representing a write-down in value of certain assets acquired in the 2001 acquisition of Kent and certain other charges taken in response to current business conditions. The special charge totaled $79,623,000 pre-tax ($21,600,000 included in cost of sales and $58,023,000 included in operating expenses) and $62,084,000 after tax, or $0.52 per share on a diluted basis for the fourth quarter and the year.

      The Kent-related items resulted from the acquisition of Kent being accounted for using the “pooling-of-interests” method of accounting for the acquisition. Under this method, items that normally would have been reflected as adjustments to goodwill if the purchase method of accounting could have been used were instead recorded to the Company’s consolidated statement of operations. These items amounted to $29,734,000 pre-tax and relate primarily to write-downs to the value of receivables considered uncollectible ($8,200,000), excess and obsolete inventory ($21,600,000) and property, plant and equipment and non-cancelable lease obligations ($15,971,000) acquired in the Kent acquisition, net of approximately $16,037,000 pre-tax in cash recoveries of certain charges recorded as part of the special charges taken in the fourth quarter of 2001. The write-downs of Kent-related assets were recorded at the earliest date that management had sufficient information to evaluate the recoverability of the assets in order to conclude that a write-down was necessary to record the assets at their net realizable value.

      The remaining pre-tax special charge recorded in the fourth quarter of 2002, amounting to $49,889,000, includes an impairment charge of $36,177,000 pre-tax to write-down certain of the Company’s investments in unconsolidated Internet-related businesses to their fair market value and $13,712,000 pre-tax for severance charges taken for workforce reductions of approximately 850 individuals announced during the fourth quarter. The impairments recorded to the Company’s investments are considered capital losses for tax purposes and are therefore only deductible to the extent the Company has available capital gains. As there are no capital gains to offset these losses currently or forecasted in the foreseeable future, the Company has generally not recorded a tax benefit for these losses. The timing of the impairment charge to the investments is a function of the timing with which financial and other information regarding these ventures typically becomes available

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to the Company. Although management evaluates these investments for potential impairment throughout the year, a charge to record any impairment is not recorded until management possesses sufficient information to reach a definitive conclusion as to the realizable value of the investments.

      Of the special charges requiring the use of cash, $8,620,000 remains unexpended at June 28, 2002 related primarily to remaining payments for severance, substantially all of which is scheduled to be utilized during 2003, and for contractual lease commitments, substantially all of which is expected to be utilized by the end of 2007.

      In the fourth quarter of 2001, the Company recorded a special charge in connection with the acquisition and integration of Kent and for costs related to actions taken in response to business conditions and other restructuring activity. The charge amounted to $327,485,000 pre-tax ($80,596,000 included in cost of sales and $246,889,000 included in operating expenses) and $236,692,000 after-tax, or $2.01 per share on a diluted basis for the fourth quarter ($1.99 per share for the year). Approximately $157,331,000 of the pre-tax charge resulted from the acquisition of Kent, having been accounted for using the “pooling-of-interests” method as discussed above. These items consisted of costs incurred in completing the acquisition including significant change-in-control and other executive benefit-related payments made as a result of the acquisition ($68,343,000 pre-tax), professional fees for investment banking, legal and accounting services rendered to both Avnet and Kent ($12,683,000 pre-tax), as well as adjustments to the assets acquired and liabilities assumed ($76,305,000 pre-tax). The adjustments to the assets acquired and liabilities assumed include accruals for severance ($4,650,000), write-downs of receivables considered uncollectible ($7,988,000), inventory reserves related to termination of non-strategic product lines ($20,488,000), write-downs associated with the disposal of fixed assets ($25,081,000), lease terminations ($8,462,000) and other items ($9,636,000).

      The balance of the pre-tax charge recorded in the fourth quarter of 2001, amounting to $170,154,000, related to a number of actions taken to cope with market conditions and to strengthen Avnet’s operations. These actions included cost reductions associated with the reorganization of the Company’s business, the integration of recent acquisitions, as well as important cost-cutting actions taken in response to business conditions. These special charges for the other actions the Company has taken fall into a number of categories including severance ($28,531,000), inventory reserves related to terminations of non-strategic product lines ($9,440,000), inventory valuation adjustments for special inventory purchases to meet customer requirements which are in excess of what is anticipated to be sold or returned ($50,668,000), write-downs associated with the disposal of fixed assets ($15,167,000), lease terminations ($21,065,000), adjustments to the book value of investments in unconsolidated entities ($42,880,000) and other items ($2,403,000). The unusually large impact on after-tax income related to the special charge is due primarily to the non-deductibility of certain acquisition-related costs and the impact of tax rates in foreign jurisdictions. Of the special charge of $327,485,000 pre-tax, $184,024,000 did not require the use of cash and $143,461,000 required the use of cash, approximately $122,684,000 of which had been utilized at June 28, 2002. The unutilized portion at June 28, 2002 relates primarily to remaining contractual lease commitments, substantially all of which is expected to be utilized by the end of 2006.

      During the third quarter of 2000, the Company recorded $14,823,000 pre-tax and $8,877,000 after-tax ($0.08 per share on a diluted basis) of incremental special charges associated with: (a) the integration of Eurotronics B.V. and SEI Macro Group into EM EMEA ($10,120,000 pre-tax); (b) the integration of JBA Computer Solutions into CM North America ($3,146,000 pre-tax); and (c) costs related to the consolidation of EM’s European warehousing operations ($1,557,000 pre-tax). Approximately $13,327,000 of the pre-tax charge was included in operating expenses and $1,496,000 was included in cost of sales, which represented a non-cash write-down. These charges include severance, inventory reserves related to termination of product lines, write-downs associated with the disposal of fixed assets and other items. Of the special charges of $14,823,000 pre-tax, approximately $7,237,000 did not require an outflow of cash and $7,586,000 required the use of cash, substantially all of which has been utilized at June 28, 2002.

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the second quarter of 2000, the Company recorded $28,030,000 pre-tax and $17,573,000 after-tax ($0.16 per share on a diluted basis) of incremental special charges associated with: (a) the integration of Marshall Industries into the Company’s EM and AC operations ($18,413,000 pre-tax); (b) the reorganization of the Company’s EM Asian operations ($5,409,000 pre-tax); (c) costs related to the consolidation of the Company’s EM European warehousing operations ($1,509,000 pre-tax); and (d) costs incurred in connection with certain litigation initiated by the Company ($2,699,000 pre-tax). Approximately $17,739,000 of the pre-tax charge was included in operating expenses and $10,291,000 was included in the cost of sales. The charges related to the integration of Marshall Industries and the reorganization of the Asian operations are comprised of severance, inventory reserves required related to supplier terminations, real property lease terminations, employee and facility relocation costs, special incentive payments and other items. Of the special charges of $28,030,000 pre-tax, approximately $11,143,000 did not require an outflow of cash and $16,887,000 required the use of cash, substantially all of which has been utilized at June 28, 2002.

      During the first quarter of 2000, the Company recorded $6,111,000 pre-tax and $3,976,000 after-tax ($0.04 per share on a diluted basis) of incremental special charges associated with the reorganization of the EM European operations consisting primarily of costs related to the consolidation of warehousing operations. The entire $6,111,000 pre-tax is included in operating expenses, most of which required an outflow of cash, substantially all of which had been utilized at June 28, 2002. These charges included severance, adjustments of the carrying value of fixed assets, real property lease terminations and other items.

      The total amount of special charges recorded in 2000 amounted to $48,964,000 pre-tax ($37,177,000 included in operating expenses and $11,787,000 included in cost of sales), $30,426,000 after-tax and $0.28 per share on a diluted basis.

18.	Summary of quarterly results (unaudited):

	First		Second	Third	Fourth
	Quarter		Quarter	Quarter	Quarter		Year

	(Millions, except per share amounts)
2002
Sales	$2,201.2		$2,359.8	$2,214.4	$2,144.8		$8,920.2
Gross profit	310.6		318.6	311.0	282.6	(b)	1,222.8	(b)
Income (loss) from continuing operations	(19.2)		(2.6)	(1.2)	(61.4	)(b)	(84.4	)(b)
Income (loss) before cumulative effect of change in accounting principle	(19.2)		(2.6)	(1.2)	(61.4	)(b)	(84.4	)(b)
Net income (loss)	(599.7	)(a)	(2.6)	(1.2)	(61.4	)(b)	(664.9	)(b)
Diluted earnings (loss) per share:
From continuing operations	(0.16)		(0.02)	(0.01)	(0.51	)(b)	(0.71	)(b)
Before cumulative effect of change in accounting principle	(0.16)		(0.02)	(0.01)	(0.51	)(b)	(0.71	)(b)
Net earnings (loss) per share	(5.09	)(a)	(0.02)	(0.01)	(0.51	)(b)	(5.61	)(b)

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter		Year

	(Millions, except per share amounts)
2001
Sales	$3,188.6	$3,630.5	$3,457.2	$2,537.7		$12,814.0
Gross profit	487.6	542.8	522.8	312.3	(c)	1,865.5	(c)
Income (loss) from continuing operations	82.4	81.9	66.8	(231.0	)(c)	0.1	(c)
Net income (loss)	85.1	99.6	66.8	(236.1	)(c)	15.4	(c)
Diluted earnings (loss) per share:
From continuing operations	0.68	0.69	0.56	(1.96	)(c)	—	(c)
Net earnings (loss) per share	0.70	0.83	0.56	(2.01	)(c)	0.13	(c)

(a)	As discussed in Note 6, the Company adopted SFAS 142 on the first day of 2002 and recorded a $580.5 million transition impairment charge as a cumulative effect of change in accounting principle as of that date. The transition impairment charge was first reported by the Company in the second quarter of 2002. However, in accordance with the provisions of SFAS 142, the charge has been properly reflected in the first quarter in the table above.

(b)	Includes the impact of incremental special charges associated with the write-down in value of certain assets acquired in the Kent acquisition and certain other charges taken in response to current business conditions. The charge amounted to $79.6 million pre-tax ($21.6 million included in cost of sales and $58.0 million included in operating expenses) and $62.1 million after-tax, or $0.52 per share on a diluted basis for the fourth quarter and year ended June 28, 2002.

(c)	Includes the impact of incremental special charges associated with the acquisition and integration of Kent and for costs related to actions taken in response to business conditions and other restructuring activity. The charge amounted to $327.5 million pre-tax ($80.6 million included in cost of sales and $246.9 million included in operating expenses) and $236.7 million after-tax, or $2.01 per share on a diluted basis for the fourth quarter ($1.99 per share for the year).

AVNET, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 27,	June 28,
	2002	2002

	(Thousands, except per
	share amounts)
ASSETS:
Current assets:
Cash and cash equivalents	$185,738	$159,234
Receivables, less allowances of $87,047 and $99,073, respectively (Note 3)	1,535,460	1,374,017
Inventories	1,239,344	1,417,305
Other	74,230	254,976

Total current assets	3,034,772	3,205,532
Property, plant and equipment, net	275,671	349,924
Goodwill (Note 4)	846,221	844,597
Other assets	262,028	281,901

Total assets	$4,418,692	$4,681,954

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Borrowings due within one year (Note 5)	$483,974	$59,309
Accounts payable	924,860	891,234
Accrued expenses and other	295,046	326,293

Total current liabilities	1,703,880	1,276,836
Long-term debt, less due within one year (Note 5)	906,381	1,565,836
Other long-term liabilities	35,781	34,772

Total liabilities	2,646,042	2,877,444

Commitments and contingencies (Note 6)
Shareholders’ equity (Notes 7 and 8):
Common stock $1.00 par; authorized 300,000,000 shares; issued 119,443,000 shares and 119,431,000 shares, respectively	119,443	119,431
Additional paid-in capital	569,126	569,437
Retained earnings	1,028,863	1,088,008
Cumulative other comprehensive income (Note 8)	55,379	27,812
Treasury stock at cost, 5,524 shares and 7,422 shares, respectively	(161)	(178)

Total shareholders’ equity	1,772,650	1,804,510

Total liabilities and shareholders’ equity	$4,418,692	$4,681,954

See Notes to Unaudited Consolidated Financial Statements.

AVNET, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Second Quarters Ended		First Halves Ended

	December 27,	December 28,	December 27,	December 28,
	2002	2001	2002	2001

	(Thousands, except per share data)
Sales	$2,346,665	$2,359,850	$4,520,555	$4,561,045
Cost of sales	2,031,099	2,041,234	3,907,370	3,931,867

Gross profit	315,566	318,616	613,185	629,178
Selling, general and administrative expenses	390,758	294,810	668,424	601,747

Operating income (loss)	(75,192)	23,806	(55,239)	27,431
Other income, net	4,658	3,195	10,596	3,789
Interest expense	(24,306)	(33,101)	(51,337)	(71,172)

Loss before income taxes	(94,840)	(6,100)	(95,980)	(39,952)
Income tax benefit	(36,183)	(3,524)	(36,835)	(18,169)

Loss before cumulative effect of change in accounting principle	(58,657)	(2,576)	(59,145)	(21,783)
Cumulative effect of change in accounting principle (Note 4)	—	—	—	(580,495)

Net loss	$(58,657)	$(2,576)	$(59,145)	$(602,278)

Loss per share before cumulative effect of change in accounting principle (Notes 4 and 9):
Basic	$(0.49)	$(0.02)	$(0.49)	$(0.18)

Diluted	$(0.49)	$(0.02)	$(0.49)	$(0.18)

Net loss per share (Notes 4 and 9):
Basic	$(0.49)	$(0.02)	$(0.49)	$(5.10)

Diluted	$(0.49)	$(0.02)	$(0.49)	$(5.10)

Shares used to compute loss per share (Notes 9):
Basic	119,419	118,135	119,419	117,993

Diluted	119,419	118,135	119,419	117,993

See Notes to Unaudited Consolidated Financial Statements

AVNET, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	First Halves Ended

	December 27,	December 28,
	2002	2001

	(Thousands)
Cash flows from operating activities:
Net loss	$(59,145)	$(602,278)
Cumulative effect of change in accounting principle (Note 4)	—	580,495

Net loss before cumulative effect of change in accounting principle	(59,145)	(21,783)
Non-cash and other reconciling items:
Depreciation and amortization	47,709	46,664
Deferred taxes	(3,495)	(1,654)
Other, net	79,481	17,807

	64,550	41,034
Changes in (net of effects of businesses acquired):
Receivables	(6,922)	266,086
Inventories	199,351	316,332
Payables, accruals and other, net	194,023	(19,129)

Net cash flows provided from operating activities	451,002	604,323

Cash flows from financing activities:
Repayment under accounts receivable securitization program (Note 3)	(150,000)	—
Issuance of notes in public offering, net of issuance costs	—	394,328
Repayment of notes	—	(528,969)
Repayment of commercial paper and bank debt, net (Note 5)	(257,833)	(360,592)
Repayment of other debt, net (Note 5)	(1,539)	(2,315)
Cash dividends	—	(17,673)
Other, net	(67)	7,469

Net cash flows used for financing activities	(409,439)	(507,752)

Cash flows from investing activities:
Purchases of property, plant and equipment	(16,098)	(45,628)
Acquisition of operations and investments, net	(1,899)	(25,356)

Net cash flows used for investing activities	(17,997)	(70,984)

Effect of exchange rate changes on cash and cash equivalents	2,938	1,265

Cash and cash equivalents:
— increase	26,504	26,852
— at beginning of period	159,234	97,279

— at end of period	$185,738	$124,131

Additional cash flow information (Note 10)

See Notes to Unaudited Consolidated Financial Statements

AVNET, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

      1.     In the opinion of management, the accompanying unaudited interim consolidated financial statements contain all adjustments necessary, all of which are of a normal recurring nature, except for the cumulative effect of change in accounting principle discussed in note 4 and the special charges discussed in Note 12, to present fairly the Company’s financial position, results of operations and cash flows. For further information, refer to the consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 28, 2002.

      2.     The results of operations for the first half and second quarter ended December 27, 2002 are not necessarily indicative of the results to be expected for the full year.

      3.     Accounts receivable securitization:

      In June 2001, the Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest of up to $350,000,000 in eligible U.S. receivables while retaining a subordinated interest in a portion of the receivables. The eligible receivables are sold without legal recourse to third party conduits through a wholly owned bankruptcy-remote special purpose entity that is consolidated for financial reporting purposes. The Company continues servicing the sold receivables and charges the third party conduits a monthly servicing fee at market rates; accordingly, no servicing asset or liability has been recorded. Cash received from the Program has been used primarily to pay down outstanding external financing.

      The Program qualifies for sale treatment under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” As of December 27, 2002 and June 28, 2002, the outstanding balance of securitized accounts receivable held by the third party conduits, net of applicable allowances, totaled $77,172,000 and $324,570,000, respectively, of which the Company’s subordinated retained interest was $27,172,000 and $124,570,000, respectively. Accordingly, $50,000,000 and $200,000,000 of accounts receivable balances were removed from the consolidated balance sheets at December 27, 2002 and June 28, 2002, respectively, with those funds being used to reduce outstanding debt.

      The Program agreement requires the Company to maintain minimum senior unsecured credit ratings in order to continue utilizing the Program in its current form. In December 2002, the Company amended the Program agreement to lower the minimum ratings triggers to Ba2 by Moody’s Investor Services (“Moody’s”) or BB by Standard & Poors (“S&P”).

      4.     Goodwill and impairment:

      The Company adopted Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations” and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets” during the first half of its prior fiscal year. SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and that certain identifiable intangible assets be recognized as assets apart from goodwill. The Company has no other material identifiable intangible assets besides goodwill. SFAS 142 requires that ratable amortization of goodwill be replaced with periodic tests for goodwill impairment. Therefore, the amortization of goodwill was suspended effective from the adoption date forward and in all periods presented herein.

      The carrying amount of goodwill upon adoption of SFAS 142 on June 30, 2001 was $1,404,863,000, net of accumulated amortization through that date. Under the transitional impairment provisions of SFAS 142, the Company identified and evaluated its reporting units for impairment of goodwill as of June 30, 2001 using a combination of present value and multiple of earnings valuation techniques. The carrying amounts of certain reporting units exceeded their fair values at the date of adoption. As a result, the Company recorded an impairment charge of $580,495,000, which was recorded in the consolidated statement of operations as a cumulative effect of change in accounting principle during the first half ended December 28, 2001.

AVNET, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table presents the carrying amount of goodwill, by reportable segment, for the first half ended December 27, 2002:

	Electronics	Computer	Applied
	Marketing	Marketing	Computing	Total

	(Thousands)
Carrying value at June 28, 2002	$591,398	$253,199	$—	$844,597
Additions	1,532	—	—	1,532
Other	(50)	142	—	92

Carrying value at December 27, 2002	$592,880	$253,341	$—	$846,221

      The “Other” caption above primarily represents the impact of changes in foreign currency exchange rates on goodwill denominated in currencies other than U.S. dollars.

      During the first quarter of fiscal 2003, the Company and the seller of certain European operations of the VEBA Electronics Group (consisting of EBV, WBC, Atlas Logistics and RKE Systems) resolved certain remaining purchase price contingencies related to this acquisition, which was completed during fiscal 2001. This resolution resulted in a refund to Avnet, totaling approximately $6,486,000, of a portion of the amount paid at the closing of the acquisition. This refunded purchase price was recorded as a reduction in operating expenses in the consolidated statement of operations for the first quarter of fiscal 2003 as the related goodwill had been written off as a result of the transition impairment test performed upon the adoption of SFAS 142.

      5.     External financing:

      Short-term debt consists of the following:

	December 27,	June 28,
	2002	2002

	(Thousands)
Bank credit facilities	$29,962	$54,158
4.5% Convertible Notes due 2004	3,031	3,031
6.45% Notes due August 15, 2003	200,000	—
8.20% Notes due October 17, 2003	250,000	—
Other debt due within one year	981	2,120

Short-term debt	$483,974	$59,309

      Bank credit facilities consist of various committed and uncommitted lines of credit with financial institutions utilized primarily to support the working capital requirements of foreign operations. The weighted average interest rates on the bank credit facilities at both December 27, 2002 and June 28, 2002 were 3.4%.

      As of its acquisition of Kent Electronics Corporation (“Kent”) on June 8, 2001, Avnet assumed Kent’s 4.5% Convertible Notes due 2004 (the “Notes”). During the first quarter of fiscal 2002, virtually all holders of the Notes exercised their put options by selling the Notes back to the Company. As of December 27, 2002 and June 28, 2002, $3,031,000 in Notes remain outstanding. The Company has the right to redeem all remaining Notes upon 30-day prior notice.

AVNET, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Long-term debt consists of the following:

	December 27,	June 28,
	2002	2002

	(Thousands)
6.45% Notes due August 15, 2003.	$—	$200,000
8.20% Notes due October 17, 2003	—	250,000
6 7/8% Notes due March 15, 2004	100,000	100,000
7 7/8% Notes due February 15, 2005	360,000	360,000
8.00% Notes due November 15, 2006	400,000	400,000
Syndicated bank credit facilities	—	178,410
Commercial paper	8,300	63,964
Other long-term debt	7,455	6,419

Subtotal	875,755	1,558,793
Fair value adjustment for hedged 8.00% Notes	30,626	7,043

Long-term debt	$906,381	$1,565,836

      During the quarter ended December 27, 2002, the Company amended its syndicated bank credit facilities. Prior to the amendment, the bank credit facilities included: a multi-year credit facility with a syndicate of banks that provided up to $428,750,000 in financing; a 364-day credit facility providing up to $488,750,000 in financing; and a $82,500,000 term loan facility that matured in November 2001. The multi-year credit facility is a three-year revolving, multi-currency facility that matures on October 25, 2004. The Company may select from various interest rate options and maturities under this facility.

      The amended terms of the multi-year credit facility reduce the available borrowings under the facility to $300,000,000. Availability under the facility will increase back to the original $428,750,000 if the Company completes a qualified capital markets transaction for net proceeds of $325,000,000 or more by April 15, 2003. Additionally, the 364-day credit facility was terminated as part of this amendment. There were no drawings on the 364-day credit facility at the time of its termination.

      The amended agreement also modifies the interest coverage ratio, as defined therein, that the Company must maintain through the remaining term of the agreement. The amended agreement did not modify the other financial covenants of the bank credit facilities. The Company was in compliance with all of the covenants at December 27, 2002.

      The amended agreement also contains a “springing lien” provision whereby borrowings under the amended multi-year credit facility will become secured by the inventory held by Avnet and certain of its domestic and foreign subsidiaries, substantially all of Avnet’s domestic real property, certain deposit accounts and certain receivables if the following events occur: (a) the establishment of a debt rating of Ba1 or lower by Moody’s Investor Services (“Moody’s”) or BB+ or lower by Standard and Poor’s (“S&P”); (b) the failure by the Company to consummate a qualified capital markets transaction with net proceeds of $325,000,000 or more by February 14, 2003; and (c) the termination of Avnet’s current accounts receivable securitization program (see Note 3) without simultaneously entering into another securitization with similar terms. The amended terms also call for the lien to spring if the Company draws on the facility at any time prior to February 14, 2003 without having completed a qualified capital markets transaction. There were no borrowings outstanding on the facility at December 27, 2002.

      The amended multi-year credit facility combined with the accounts receivable securitization program provide the Company with total available drawings of $650,000,000 against which the Company had drawn $50,000,000 (all under the accounts receivable securitization program) at December 27, 2002.

AVNET, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Outstanding balances under the bank credit facilities at June 28, 2002 consisted primarily of foreign currency borrowings under the multi-year credit facility described above with a weighted average interest rate of 4.4%. The weighted average interest rate on the commercial paper program was 3.5% at December 27, 2002 and 3.7% at June 28, 2002. The Company classifies borrowings under its commercial paper program as long-term as it has the intent and ability to refinance such borrowings under its multi-year credit facility.

      In November 2001, the Company entered into two interest rate swaps (the “Swaps”) with a total notional amount of $400,000,000 in order to hedge the change in fair value of the 8.00% Notes due November 2006 (the “8% Notes”) related to fluctuations in interest rates. These contracts are classified as fair value hedges and mature in November 2006. The Swaps modify the Company’s interest rate exposure by effectively converting the 8.0% fixed rate on the 8% Notes to a floating rate based on three-month U.S. LIBOR plus a spread through their maturities (4.3% at December 27, 2002). The hedged fixed rate debt and the Swaps are adjusted to current market values through interest expense in the accompanying consolidated statements of operations. The Company accounts for the hedges using the shortcut method as defined under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Hedging Activities.” Due to the effectiveness of the hedges since inception, the market value adjustments for the hedged debt and the Swaps directly offset one another. The fair value of the Swaps at December 27, 2002 and June 28, 2002 was $30,626,000 and $7,043,000, respectively, and is included in other long-term assets in the accompanying consolidated balance sheets. Additionally, included in long-term debt is a comparable fair value adjustment increasing the total liability by these same amounts.

      6.     From time to time, the Company may become liable with respect to pending and threatened litigation, taxes and environmental and other matters. The Company has been designated a potentially responsible party or has become aware of other potential claims against it in connection with environmental clean-ups at several sites. Based upon the information known to date, the Company believes that it has appropriately reserved for its share of the costs of the clean-ups and it is not anticipated that any contingent matters will have a material adverse impact on the Company’s financial condition, liquidity or results of operations.

      In connection with the Company’s January 2000 acquisition of 84% of the stock of Eurotronics B.V., which went to market as SEI, the Company entered into a share purchase agreement with the sellers that called for an additional payment of cash or common stock of the Company if the Company’s share price does not reach a specified minimum by January 2004. This guarantee would result in an additional payment to the sellers of approximately $80,600,000 based upon the Company’s stock price as of December 27, 2002.

      7.     Number of shares of common stock reserved for stock option and stock incentive programs as of December 27, 2002: 12,769,748

      8.     Comprehensive income (loss):

	Second Quarters Ended		First Halves Ended

	December 27,	December 28,	December 27,	December 28,
	2002	2001	2002	2001

	(Thousands)
Net loss	$(58,657)	$(2,576)	$(59,145)	$(602,278)
Foreign currency translation adjustments	39,085	(27,834)	27,567	9,343

Total comprehensive loss	$(19,572)	$(30,410)	$(31,578)	$(592,935)

AVNET, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      9.     Loss per share:

	Second Quarters Ended		First Halves Ended

	December 27,	December 28,	December 27,	December 28,
	2002	2001	2002	2001

	(Thousands, except per share data)
Numerator:
Loss before cumulative effect of change in accounting principle	$(58,657)	$(2,576)	$(59,145)	$(21,783)
Cumulative effect of change in accounting principle	—	—	—	(580,495)

Net loss	$(58,657)	$(2,576)	$(59,145)	$(602,278)

Denominator:
Weighted average common shares for basic and diluted loss per share	119,419	118,135	119,419	117,993

Basic and diluted loss per share:
Loss before cumulative effect of change in accounting principle	$(0.49)	$(0.02)	$(0.49)	$(0.18)
Cumulative effect of change in accounting principle	—	—	—	(4.92)

Net loss per basic and diluted share	$(0.49)	$(0.02)	$(0.49)	$(5.10)

      The 4.5% convertible notes are excluded from the computation of loss per share in each period presented as the effects were antidilutive. Additionally, in the second quarter and first half ended December 27, 2002, the effects of approximately 11,101,000 shares, and in the second quarter and first half ended December 28, 2001, the effects of approximately 11,231,000 shares, related to stock options and restricted stock awards are excluded from the determination of the weighted average common shares for diluted loss per share shown above as the effects were antidilutive.

      10.     Additional cash flow information:

      Other non-cash and other reconciling items primarily include the provision for doubtful accounts and certain non-cash special charges (see Note 12).

      Interest and income taxes paid (refunded) during the first halves of fiscal 2003 and 2002 were as follows:

	First Halves Ended

	December 27,	December 28,
	2002	2001

	(Thousands)
Interest	$51,840	$71,030
Income taxes	(159,985)	11,701

      The refund during the first half ended December 27, 2002 relates to a tax benefit recorded during fiscal 2002 for which cash was received during the current period related to certain foreign losses that were deductible in the United States.

AVNET, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      11.     Segment information:

	Second Quarters Ended		First Halves Ended

	December 27,	December 28,	December 27,	December 28,
	2002	2001	2002	2001

	(Thousands)
Sales:
Electronics Marketing	$1,204,074	$1,171,915	$2,445,840	$2,409,521
Computer Marketing	682,910	704,797	1,215,120	1,276,752
Applied Computing	459,681	483,138	859,595	874,772

	$2,346,665	$2,359,850	$4,520,555	$4,561,045

Operating income (loss):
Electronics Marketing	$22,511	$(1,800)	$37,192	$(6,769)
Computer Marketing	16,060	23,036	23,216	33,874
Applied Computing	5,602	16,975	8,871	31,475
Corporate	(12,600)	(14,405)	(17,753)	(31,149)

	31,573	23,806	51,526	27,431
Special Charges	(106,765)	—	(106,765)	—

	$(75,192)	$23,806	$(55,239)	$27,431

Sales, by geographic area:
Americas	$1,313,782	$1,447,065	$2,586,891	$2,792,483
EMEA	790,125	746,099	1,479,342	1,440,352
Asia	242,758	166,686	454,322	328,210

	$2,346,665	$2,359,850	$4,520,555	$4,561,045

	December 27,	June 28,
	2002	2002

	(Thousands)
Assets:
Electronics Marketing	$2,738,241	$2,940,788
Computer Marketing	936,809	888,190
Applied Computing	435,820	513,840
Corporate	307,822	339,136

	$4,418,692	$4,681,954

Assets, by geographic area:
Americas	$2,723,458	$2,892,410
EMEA	1,302,666	1,443,996
Asia	392,568	345,548

	$4,418,692	$4,681,954

      The Company manages its business based upon the operating results of its three operating units before special charges (see Note 12). During the quarter ended December 27, 2002, the approximate unallocated special charges related to Electronics Marketing, Computer Marketing and Applied Computing, respectively,

AVNET, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

were $84,096,000, $19,103,000 and $2,209,000. The remaining special charges recorded during the current fiscal year relate to corporate activities.

      Beginning in fiscal 2003, the Company allocated its remaining goodwill, previously included in the total assets for “Corporate,” to the applicable segment level in order to better evaluate and measure performance of its segment operations. The asset information as of June 28, 2002 in the table above has been reclassified to disclose this information on a basis consistent with the current year presentation.

      12.     Special charges:

      During the second quarter ended December 27, 2002, the Company executed certain actions as part of its ongoing cost reduction initiatives and, accordingly, recorded a special charge totaling $106,765,000 pre-tax, $65,749,000 after tax, or $0.55 per diluted share for the second quarter and for the year to date. The entire pre-tax charge is included in selling, general and administrative expenses in the accompanying statements of operations. The charge consisted of severance costs ($21,700,000 pre-tax), charges related to the consolidation of selected facilities ($37,359,000 pre-tax) and charges related to certain IT-related initiatives ($47,706,000 pre-tax).

      Severance costs and charges related to the consolidation of selected facilities were taken during the quarter in response to the current business environment. During the quarter, management identified a number of facilities worldwide to be consolidated into other existing facilities. The charges relate to reserves for remaining non-cancelable lease obligations, write-downs of the carrying value of certain owned facilities and write-downs of owned assets located in these leased and owned facilities that have been or will be vacated. Additionally, workforce reductions at these and other facilities worldwide resulted in terminations of more than 750 personnel and the related severance charges. Also during the second quarter of fiscal 2003, management evaluated and elected to discontinue a number of IT-related initiatives that, in light of recent business restructurings, no longer meet the Company’s return on investment standards for continued use or development. The charges relate to the write-off of capitalized hardware, software and software licenses.

      Of the special charge of $106,765,000, $59,027,000 represented non-cash asset writedowns and $47,738,000 requires the use of cash, of which $6,763,000 had been expended as of December 27, 2002. The unutilized portion of the fiscal 2003 special charge at December 27, 2002 relates to severance accruals, substantially all of which are expected to be utilized by the end of fiscal 2003, and contractual lease commitments, substantially all of which are scheduled to be utilized by the end of fiscal 2006. The unutilized portion of special charges recorded prior to fiscal 2003 relate primarily to contractual lease commitments, substantially all of which are scheduled to be utilized by the end of fiscal 2007.

      The following table summarizes the Company’s special charge activity during the first half ended December 27, 2002:

					Acquisition
	Severance	Facility	IT-Related	Reorganization	Integration
	Costs	Exit Costs	Costs	Costs	Costs	Total

	(Thousands)
Balance at June 28, 2002	$—	$—	$—	$8,075	$21,322	$29,397
Fiscal 2003 activity	21,700	37,359	47,706	—	—	106,765
Amounts utilized	5,274	13,032	47,484	6,161	5,156	77,107

Balance at December 27, 2002	$16,426	$24,327	$222	$1,914	$16,166	$59,055

PROSPECTUS

Avnet, Inc.

$528,500,000

Debt Securities, Common Stock,

Stock Purchase Contracts, Stock Purchase Units,
Debt Warrants, Equity Warrants and Units

         Avnet, Inc. may offer from time to time, in one or more series or issuances and at prices and on terms that it will determine at the time of offering, up to $528,500,000 in gross proceeds to Avnet of

•	unsecured debt securities,

•	shares of common stock,

•	contracts to purchase common stock,

•	contracts to purchase common stock sold as units with other securities of Avnet or other issuers,

•	warrants to purchase debt securities,

•	warrants to purchase common stock, or

•	units consisting of two or more of the above securities.

      Avnet’s common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol “AVT.”

      We will provide specific terms of these securities in supplements to this prospectus at the time when we offer them. You should read this prospectus and the applicable supplement carefully before you invest in any of these securities.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 24, 2003.

      We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or a prospectus supplement. This prospectus and any accompanying prospectus supplement do not contain an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, or an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and any accompanying prospectus supplement is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus, we are not implying that the information is current as of the date of the delivery or sale.

      Whenever we refer to “Avnet” or to “us,” or use the terms “we” or “our” in this prospectus, we are referring to Avnet, Inc. a New York corporation, and its consolidated subsidiaries. However, for purposes of the sections entitled “Description of Debt Securities,” “Description of Common Stock,” “Description of Warrants,” “Description of Stock Purchase Contracts and Stock Purchase Units,” and “Description of Units,” whenever we refer to “Avnet” or to “us,” or use the terms “we” or “our,” we are referring only to Avnet, Inc.

About this Prospectus

       This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, we were authorized to sell any combination of the securities described in this prospectus in one or more offerings resulting in gross proceeds to us of up to $1,500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, you should assume that the statements made in the prospectus supplement modify or supersede those made in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The Company

       Avnet is the world’s largest distributor, based on latest fiscal year sales, of electronic components, enterprise network and computer equipment, and embedded subsystems. Incorporated in 1955, Avnet has become a strategic channel-to-market for the world’s leading electronic component and computer product manufacturers. Avnet creates a vital link in the chain that currently connects over 250 major suppliers to a global customer base of over 100,000 original equipment manufacturers, contract manufacturers, value-added resellers and end-users. Avnet distributes electronic components and computer products as received from its suppliers or with assembly or other value added by Avnet. Additionally, Avnet provides engineering design, material management and logistic services, system integration and configuration, and supply chain advisory services.

      Avnet’s principal executive offices are located at 2211 South 47th Street, Phoenix, Arizona 85034, telephone (480) 643-2000.

Use of Proceeds

       Unless we identify other uses of proceeds in a prospectus supplement, we intend to use the net proceeds from the sale of the securities for Avnet’s general corporate purposes, which may include repayment of debt, capital expenditures, acquisitions, repurchases of Avnet’s common stock, and working capital. Pending these uses, the net proceeds may also be temporarily invested in short-term securities.

      Depending on market conditions and Avnet’s financial needs, Avnet may, from time to time, undertake additional financings. We cannot at this time estimate the amount and timing of such financings, if any.

Description of Debt Securities

       The following description summarizes the general terms and provisions of any debt securities which Avnet may offer under this prospectus. Whenever Avnet offers a particular series of debt securities, we shall deliver with this prospectus a prospectus supplement which will describe the particular terms of the offered series and the extent to which the general terms below may apply to that series.

      Avnet is issuing the debt securities under an indenture between Avnet and Bank One Trust Company, N.A., which is qualified to act under the Trust Indenture Act of 1939. The executed indenture is an exhibit to the registration statement of which this prospectus is a part and is also available for inspection at the corporate trust office of the trustee, or you may obtain a copy from Avnet without charge. See “Where You Can Find More Information.” The indenture is subject to, and governed by, the Trust Indenture Act. The statements contained in this prospectus relating to the indenture and the debt securities we may issue under the indenture are summaries of their material terms but do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indenture (including those terms made a part of the indenture by reference to the Trust Indenture Act) and these debt securities.

      Avnet can issue an unlimited amount of debt securities in one or more series under the indenture, with the same or various maturities, at par, at a premium, or at a discount. The terms of each series of debt securities will be established by or pursuant to a resolution of Avnet’s Board of Directors or a committee of the Board or by a supplemental indenture. We will describe, in a prospectus supplement relating to any series of debt securities being offered, the aggregate principal amount and the terms of that series, including

•	the title of the series,

•	whether the series is senior debt or subordinated debt or any combination of the two and, if subordinated debt, the subordination terms relating to the series,

•	the price or prices, expressed as a percentage of the aggregate principal amount, at which Avnet will sell the series of debt securities,

•	any limit upon the aggregate principal amount of the series,

•	the date or dates on which Avnet will pay the principal on the series,

•	the rate or rates (which may be fixed or variable) or the method by which such rate or rates will be determined, at which the series of debt securities will bear interest, if any,

•	the date or dates from which any interest will accrue, the dates upon which any interest will be payable, and the record dates for payment of interest,

•	the place or places where Avnet will pay principal of, and any premium or interest on, the series of debt securities,

•	any obligation Avnet has to redeem, repurchase or repay all or part of the series under any sinking fund or analogous provisions or at the option of a holder of the series, and the price or prices at which and the period or periods within which and the terms and conditions upon which Avnet will redeem, repurchase or repay the series,

•	the denominations in which the series will be issued, if other than denominations of U.S. $1,000 and any whole number multiple thereof,

•	the portion of the principal amount of the series payable upon declaration of the acceleration of the maturity date, if other than the principal amount,

•	any addition to, exclusion of or change in the covenants in the indenture as they apply to the series,

•	any addition to or change in the events of default described in this prospectus or in the indenture with respect to the series,

•	whether Avnet will issue the series in global form and, if so, any terms and conditions upon which global debt securities may be exchanged for other individual securities, and the name of the depositary for the debt securities,

•	any terms and conditions upon which the series may be exchanged for or converted into Avnet common stock or other securities,

•	the form and terms of any guarantee of the series,

•	if the principal amount payable at the stated maturity of a series of debt securities will not be determinable as of any one or more dates prior to the stated maturity, the amount which will be deemed to be the principal amount as of any date for any purpose, including the principal amount which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined),

•	the applicability to the series of the provisions of the indenture relating to defeasance and discharge,

•	whether the debt securities will be sold as part of units consisting of debt securities and other securities that Avnet may offer under the indenture,

•	whether the debt securities will be listed on any securities exchange or included in any other market or quotation or trading system,

•	any trustee or fiscal or authenticating or payment agent, issuing and paying agent, transfer agent or registrar or any other person or entity to act in connection with the series of debt securities for or on our behalf or on behalf of the holders of the series, and

•	any other terms of the series of debt securities, which may modify or exclude any provision of the indenture as it applies to that series.

      Avnet may issue debt securities at a discount below their stated principal amount or provide for less than the entire principal amount of the debt securities to be payable upon declaration of acceleration of maturity. In that event, we will describe any material federal income tax considerations and other material considerations in the applicable prospectus supplement.

      Avnet may issue debt securities in bearer form, with or without coupons. In that event, we will describe any material federal income tax considerations and other material considerations in the applicable prospectus supplement.

Ranking of Debt Securities

      Any series of debt securities issued under the indenture as senior indebtedness will rank equally with all of Avnet’s other unsecured and unsubordinated indebtedness.

      Any series of debt securities issued under the indenture as subordinated indebtedness will be subordinate in right of payment to all senior indebtedness of Avnet. With respect to any series of subordinated debt securities, except as otherwise set forth in the applicable prospectus supplement, Avnet’s “senior indebtedness” means the principal of, and premium, if any, and any interest (including interest accruing after the commencement of any proceeding for Avnet’s bankruptcy or reorganization under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) and all other monetary obligations of every kind or nature due on or in connection with,

•	all Avnet’s indebtedness (including senior debt securities) regardless of when incurred (a) for borrowed money or (b) in connection with its acquisition of assets other than in the ordinary course of business, for the payment of which Avnet is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets Avnet acquired,

•	amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and

•	any indebtedness issued in exchange for any such indebtedness.

      However, with respect to any series of debt securities issued under the indenture as subordinated indebtedness, “senior indebtedness” will not include any debt evidenced by, or issued pursuant to, an instrument which:

(a)	expressly provides that such debt is subordinate in right of payment to all Avnet’s debt not expressly subordinated to such debt, or

(b)	refers explicitly to any subordinated debt securities of Avnet and states that such debt shall not be senior in right of payment to such securities.

      Avnet may not make any payment with respect to any subordinated debt securities unless all amounts of principal, premium, if any, and interest then due on all applicable senior indebtedness has been paid in full or if there has occurred and is continuing beyond any applicable grace period a default in any payment with respect to any applicable senior indebtedness, or if there has occurred any event of default with respect to any applicable senior indebtedness permitting the holders to accelerate the maturity of the senior indebtedness, or if any judicial proceeding is pending with respect to any such default. However, Avnet may make payments with respect to the subordinated debt securities if a default in payment or an event of default with respect to the senior indebtedness permitting the holder to accelerate the maturity of the senior indebtedness has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within a certain number of days of such default in payment or event of default.

      Upon any distribution of Avnet’s assets upon dissolution, winding-up, liquidation or reorganization, the holders of its senior indebtedness will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing after the commencement of any proceeding for Avnet’s bankruptcy or reorganization under any applicable bankruptcy, insolvency or similar law) before any payment is made on the subordinated debt securities. By reason of the subordination, if Avnet becomes insolvent, holders of its senior indebtedness may receive more, ratably, and holders of the subordinated debt securities having a claim pursuant to the subordinated debt securities may receive less, ratably, than Avnet’s other creditors. Such subordination will not prevent the occurrence of any event of default in respect of the subordinated debt securities.

      If Avnet offers debt securities, the applicable prospectus supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such debt securities would be senior to such debt securities. The applicable prospectus supplement will also set forth any limitation on Avnet’s ability to issue any additional senior indebtedness and will describe in more detail the material terms of the subordination provisions of these securities, including relevant definitions.

Conversion Rights

      Any provisions for the exchange or conversion of a series of debt securities into shares of Avnet common stock will be set forth in the applicable prospectus supplement.

Exchange, Registration, Transfer and Payment

      Unless we specify otherwise in a prospectus supplement, payment of principal of, and any premium and interest on, the debt securities will be payable, and the exchange of and the transfer of debt securities will be registrable, at the office of the trustee or at any other office or agency maintained by Avnet for that purpose subject to the limitations of the indenture. Unless we specify otherwise in a prospectus supplement, Avnet will issue the debt securities in denominations of U.S. $1,000 or whole number multiples thereof. Avnet will not require a service charge for any registration of transfer or exchange of the debt securities, but it may require payment of a sum sufficient to cover any tax or other governmental charge.

Global Debt Securities

      Avnet may issue the debt securities of a series in the form of one or more global security certificates. Avnet will deposit each global security with a depositary or its nominee or custodian, which will be The Depository Trust Company and its nominee Cede & Co unless we name another depositary or nominee in a prospectus supplement, and each global security will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any other matters as may be provided for in the indenture.

      Notwithstanding any provision of the indenture or any debt security, no global security may be transferred to, or registered or exchanged for debt securities registered in the name of, any person or entity other than the depositary for the global security or any nominee of the depositary, and no such transfer may be registered, unless

•	the depositary has notified Avnet that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as such; or

•	Avnet executes and delivers to the trustee an order that the global security will be so transferable, registrable and exchangeable, and those transfers will be registrable, or

•	the applicable prospectus supplement describes other circumstances under which the global security will be so transferable, registrable or exchangeable, or under which transfers will be so registrable.

      All debt securities issued in exchange for a global security or any portion of a global security will be registered in such names as the depositary may direct.

      Unless we specify otherwise in a prospectus supplement, debt securities which are to be represented by a global security will be registered in the name of the depositary or its nominee. Upon the issuance of a global security, and the deposit of the global security with or on behalf of the depositary for the global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that have accounts with the depositary or its nominee (“participants”). The accounts to be credited will be designated by the underwriters or agents of the debt securities, or by Avnet if it directly offers and sells the debt securities. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for the global security. Ownership of beneficial interests in the global security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by the participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificate form. The foregoing limitations and these laws may impair the ability to transfer beneficial interests in the global securities.

      So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Unless otherwise specified in a prospectus supplement, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificate form and will not be considered the holders thereof for any purposes under the indenture. Therefore, each person owning a beneficial interest in the global security must rely on the procedures of the depositary and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture. If we request any action of holders or if an owner of a beneficial interest in a global security desires to give any notice or take any action a holder is entitled to give or take under the indenture, the depositary will authorize the participants to give that notice or take that action, and participants would authorize beneficial owners owning through those participants to give that notice or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

      Notwithstanding any contrary provisions in the indenture, the rights of the beneficial owners of the debt securities to receive payment of the principal of, and any premium or interest on, the debt securities on or after the respective due dates expressed in the debt securities, or to institute suit for the enforcement of these payments on or after these respective dates, will not be impaired or affected without the consent of the beneficial owners.

      Principal of and any premium or interest on a global security will be payable in the manner described in the applicable prospectus supplement.

Covenants

      The indenture provides that Avnet will be subject to the covenants below for the benefit of each series of debt securities which does not specifically provide otherwise.

     Definitions

      “Attributable Debt” means, as to any particular lease, the greater of

•	the fair market value of the property subject to the lease (as determined by Avnet’s board of directors), or

•	the total net amount of rent required to be paid during the remaining term of the lease, discounted by the weighted average effective interest cost per annum of the outstanding debt securities of all series, compounded semi-annually.

      “Consolidated Net Assets” means total assets after deducting all current liabilities as set forth in the most recent balance sheet of Avnet and its consolidated Subsidiaries and computed in accordance with generally accepted accounting principles.

      “Funded Debt” means

•	all indebtedness for money borrowed having a maturity of more than twelve months from the date as of which the determination is made, or having a maturity of twelve months or less but by its terms being renewable or extendible beyond twelve months from such date at the option of the borrower, and

•	rental obligations payable more than twelve months from such date under leases which are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Debt at the amount so capitalized and to be included as an asset for the purposes of the definition of Consolidated Net Assets).

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

      “Principal Property” means any manufacturing or processing plant or warehouse owned at the date of the indenture or thereafter acquired by Avnet or any Restricted Subsidiary of Avnet which is located within the United States and the gross book value (including related land and improvements thereon and all machinery and equipment included therein without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 2% of Consolidated Net Assets, other than

•	any such manufacturing or processing plant or warehouse or any portion thereof (together with the land on which it is erected and fixtures comprising a part thereof) which is financed by industrial development bonds which are tax exempt pursuant to Section 103 of the Internal Revenue Code (or which receive similar tax treatment under any subsequent amendments thereto or any successor laws thereof or under any other similar statute of the United States),

•	any property which in the opinion of Avnet’s board of directors is not of material importance to the total business conducted by Avnet as an entirety, or

•	any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

      “Restricted Subsidiary” means a Subsidiary of Avnet (i) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States, and (ii) which owns a Principal Property.

      “Subsidiary” means any corporation more than 50% of the outstanding Voting Stock of which at the time of determination is owned, directly or indirectly, by Avnet and/or by one or more other Subsidiaries.

      “Voting Stock” means capital stock of a corporation of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power upon the occurrence of any contingency).

     Highly Leveraged Transactions

      Unless otherwise described in a prospectus supplement relating to any series of debt securities, there are no covenants or provisions in the indenture which may afford the holders of debt securities direct protection in the event of a highly leveraged transaction involving Avnet.

     Restrictions on Secured Debt

      Avnet covenants in the Indenture, for the benefit of each series of debt securities other than any series which specifically provides otherwise, that if Avnet or any Restricted Subsidiary shall after the date of the indenture incur or guarantee any loans, notes, bonds, debentures or other similar evidences of indebtedness for money borrowed (“Debt”) secured by a mortgage, pledge or lien (“Mortgage”) on any Principal Property of Avnet or any Restricted Subsidiary, or on any share of stock or Debt of any Restricted Subsidiary, Avnet will secure or cause such Restricted Subsidiary to secure the debt securities equally and ratably with (or, at Avnet’s option, before) such secured Debt, unless the aggregate amount of all such secured Debt (plus all Attributable Debt which is not excluded as described below under the caption “— Restrictions on Sale and Leaseback Financings”) would not exceed 10% of Consolidated Net Assets.

      This restriction will not apply to, and there will be excluded from secured Debt in any computation of the above restriction, Debt secured by

      (a) Mortgages on property of, or on any shares of stock of or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary,

      (b) Mortgages in favor of Avnet or a Restricted Subsidiary,

      (c) Mortgages in favor of governmental bodies to secure progress, advance or other payments,

      (d) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and purchase money and construction or improvement Mortgages which are entered into within 180 days after the acquisition of such property, shares or Debt or, in the case of real property, within 180 days after the later of

(1) the completion of construction on, substantial repair to, alteration or development of, or substantial improvement to, such property, or

(2) the commencement of commercial operations on such property,

      (e) mechanics’ and similar liens arising in the ordinary course of business in respect of obligations not due or being contested in good faith,

      (f) Mortgages arising from deposits with, or the giving of any form of security to, any governmental agency required as a condition to the transaction of business or to the exercise of any privilege, franchise or license,

      (g) Mortgages for taxes, assessments or government charges or levies which are not then due or, if delinquent, are being contested in good faith,

      (h) Mortgages (including judgment liens) arising from legal proceedings being contested in good faith,

      (i) Mortgages existing at the date of the indenture, and

      (j) any extension, renewal or refunding of any Mortgage referred to in the clauses (a) through (i) above.

     Restrictions on Sale and Leaseback Financings

      Avnet covenants in the indenture, for the benefit of each series of debt securities other than any series which specifically provides otherwise, that Avnet will not itself, and will not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction involving any Principal Property, unless after giving effect thereto the aggregate amount of all Attributable Debt with respect to all such transactions, plus all secured Debt which is not excluded as described above under the caption “— Restrictions on Secured Debt,” would not exceed 10% of Consolidated Net Assets.

      This restriction will not apply to, and there will be excluded from Attributable Debt in any computation of the above restriction, any sale and leaseback transaction if

•	the lease is for a period, including renewal rights, of not in excess of three years,

•	the sale or transfer of the Principal Property is made within 180 days after its acquisition or within 180 days after the later of

(1)	the completion of construction on, substantial repair to, alteration or development of, or substantial improvement to, such property, or

(2)	the commencement of commercial operations thereon,

•	the transaction is between Avnet and a Restricted Subsidiary, or between Restricted Subsidiaries,

•	Avnet or a Restricted Subsidiary would be entitled to incur a Mortgage on such Principal Property pursuant to clauses (a) through (j) above under the heading “— Restrictions on Secured Debt,” or

•	Avnet or a Restricted Subsidiary, within 180 days after the sale or transfer is completed, applies to the retirement of Funded Debt of Avnet or a Restricted Subsidiary ranking on a parity with or senior to the debt securities, or to the purchase of other property which will constitute a Principal Property having a fair market value at least equal to the fair market value of the Principal Property leased, an amount equal to the greater of the net proceeds of the sale of the Principal Property or the fair market value (as determined by Avnet’s board of directors) of the Principal Property leased at the time of entering into such arrangement (as determined by the board of directors).

     Restrictions on Mergers and Consolidations

      Avnet covenants in the indenture that it will not consolidate with or merge into any other Person, or sell, convey, transfer or lease all or substantially all of its assets unless

•	the successor Person is a corporation organized under the laws of the United States (including any state thereof and the District of Columbia) which assumes Avnet’s obligations in the debt securities and under the indenture, and

•	after giving effect to such transaction, Avnet or the successor Person would not be in default under the indenture.

Events of Default

      Unless we specify otherwise in a prospectus supplement for a particular series of debt securities, an event of default under the indenture with respect to any series of debt securities is:

•	a default in the payment of any installment of interest on that series for 30 days after becoming due;

•	a default in the payment of principal on that series when due;

•	a default in the deposit of any sinking fund payment on that series when due;

•	a default in the performance of any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of any series of debt securities other than that series) for 90 days after notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Event of Default provided with respect to that series of debt securities.

      If an event of default occurs and is continuing with respect to the debt securities of any series, either the trustee or the holders of at least 25% in principal amount of the debt securities then outstanding of that series may declare the principal amount of the debt securities of such series (or, in the case of debt securities sold at an original issue discount, the amount specified in the terms thereof) and the accrued interest thereon, if any, to be due and payable immediately. Under certain conditions, such a declaration may be rescinded.

      The indenture provides that the trustee will, within 90 days after the occurrence of a default known to it, give the affected holders of debt securities notice of all uncured defaults known to it (the term “default” to mean the events specified above without grace periods). However, except in the case of default in the payment of principal of or interest on any debt security, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the affected holders of debt securities.

      Avnet must furnish to the trustee annually a statement by certain officers of Avnet certifying that there are no defaults or specifying any default.

      The holders of a majority in principal amount of the outstanding debt securities of any series will have the right, with certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of such series, and to waive certain defaults with respect thereto. The indenture provides that if an event of default occurs and is continuing, the trustee shall exercise such of its rights and powers under the indenture, and use the same degree of care and skill in exercising the same, as a prudent Person would exercise or use under the circumstances in the conduct of such Person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of debt securities unless they shall have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by the trustee in compliance with such request.

Modification of the Indenture

      With certain exceptions, the indenture may be modified or amended with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, no such modification or amendment may be made, without the consent of the holder of each debt security affected, which would

•	reduce the principal amount of or the interest on any debt security, or change the stated maturity of the principal of, or any installment of interest on, any debt security or the other terms of payment thereof, or

•	reduce the above-stated percentage of debt securities, the consent of the holders of which is required to modify or amend the indenture, or the percentage of debt securities of any series, the consent of the holders of which is required to waive certain past defaults.

Defeasance or Discharge

      The indenture provides that Avnet may elect, with respect to the debt securities of any series, to terminate (and be deemed to have satisfied) any and all of its obligations in respect of such debt securities (except for certain obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold monies for payment in trust and, if so specified with respect to the debt securities of a certain series, to pay the principal of, and any premium or interest on, such specified debt securities) on the 91st day after the deposit with the trustee, in trust, of money and/or government obligations (as defined) which, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal of (and premium, if any), and interest, if any, on, and any mandatory sinking fund payments in respect of, such debt securities on the stated maturity of such payments in accordance with the terms of the Indenture and such debt securities. Such a trust may be established only if, among other things, Avnet has delivered to the trustee an opinion of counsel (who may be counsel to Avnet) to the effect that, based upon applicable Federal income tax law or a ruling published by the United States Internal Revenue Service, such a defeasance or discharge will not be deemed, or result in, a taxable event with respect to holders of such debt securities. If so specified with respect to the debt securities of a series, such a trust may be established only if establishment of the trust would not cause the debt securities of any such series listed on any nationally recognized securities exchange to be de-listed as a result thereof.

Concerning the Trustee

      Bank One Trust Company, N.A. is the proposed trustee under the indenture and the proposed initial security registrar with regard to all debt securities. Avnet currently does, and from time to time in the future may, maintain lines of credit and have customary banking relationships with Bank One, N.A., an affiliate of the trustee. The trustee currently serves as trustee under the indenture with Avnet dated as of February 1, 1994, which provides for Avnet’s currently outstanding 6 7/8% Notes due 2004, 6.45% Notes due 2003 and 7 7/8% Notes due 2005, and may serve as trustee for other debt securities issued by Avnet from time to time in the future.

      The indenture and provisions of the Trust Indenture Act incorporated by reference in the indenture contain certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims, or to realize on certain property received in respect of any claim, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with Avnet and its affiliates; however, if the trustee acquires any conflicting interest (as defined in the Trust Indenture Act), it must eliminate that conflict or resign.

Description of Common Stock

       Avnet is authorized to issue 300,000,000 shares of common stock, par value $1.00 per share.

      The holders of shares of Avnet’s common stock have equal rights to dividends from funds legally available for the payment of dividends when, as and if declared by Avnet’s board of directors, and are entitled, upon liquidation, to share ratably in any distribution in which holders of common stock participate. The common stock is not redeemable, has no preemptive or conversion rights and is not liable for assessments or further calls. The holders of shares of Avnet’s common stock are entitled to one vote for each share at all meetings of shareholders.

      The transfer agent and registrar for Avnet’s common stock is Wells Fargo Bank Minnesota, N.A. Avnet’s common stock is listed on the New York Stock Exchange and the Pacific Exchange.

      Under its certificate of incorporation, Avnet is authorized to issue up to 3,000,000 shares of preferred stock, in series. For each series of preferred stock, Avnet’s board of directors may fix the relative rights, preferences and limitations as between the shares of such series, the shares of other series of Avnet preferred stock, and the shares of Avnet common stock. No shares of Avnet preferred stock are outstanding.

Board of Directors

      Although New York law permits the certificate incorporation of a New York corporation to provide for cumulative voting in the election of directors, Avnet’s certificate of incorporation does not so provide.

      New York law permits the certificate of incorporation or by-laws of a New York corporation to divide its directors into as many as four classes with staggered terms of office. However, Avnet’s certificate and by-laws do not so provide for a classified board of directors. Therefore, all of its directors are elected annually for one-year terms.

      Under New York law, shareholders may remove any or all directors for cause. New York law also allows directors to be removed without cause if provided in the certificate of incorporation. The Avnet certificate of incorporation authorizes any or all of the directors to be removed with or without cause at any time by the vote of the holders of a majority of the stock of Avnet and provides that the terms of the removed directors shall forthwith terminate.

      New York law provides that newly created directorships resulting from an increase in the number of directors and vacancies arising for any reason may be filled by vote of the board of directors, whether or not constituting a quorum, except that:

•	vacancies resulting from the removal of directors without cause may be filled only by a vote of the shareholders, unless the certificate of incorporation or a specific provision of a by-law adopted by the shareholders provides that such a vacancy may be filled by a vote of the board of directors; and

•	the certificate of incorporation or by-laws may provide that all newly created directorships and vacancies may be filled only by a vote of the shareholders.

      The Avnet by-laws provide that any vacancy created by the removal of a director by the shareholders with or without cause may be filled only by a vote of the shareholders, and that any vacancy created for any other reason may be filled by a vote of the board of directors or the shareholders.

Power to Call Special Shareholders Meetings

      Under New York law, a special meeting of shareholders may be called by the board of directors and by such person or persons as may be authorized to do so in the certificate of incorporation or by-laws. Avnet’s by-laws provide that special meetings of shareholders may be called by resolution of the board of directors or by the Chairman of the Board. In addition, if an annual shareholder meeting has not been held for a certain period of time and a sufficient number of directors were not elected to conduct the business of the corporation, the board must call a special meeting for the election of directors. If the board fails to do so, or sufficient directors are not elected within a certain period of time, holders of 10% of the votes of the shares entitled to vote in an election of directors may call a special meeting for such an election.

Actions by Written Consent of Shareholders

      New York law provides that any action which may be taken by shareholders by vote may be taken without a meeting by written consent, signed by holders of all outstanding shares entitled to vote, or if authorized by the certificate of incorporation, by holders of the minimum number of shares necessary to authorize the action at a meeting of shareholders at which all shares entitled to vote are present and voted. The Avnet certificate of incorporation does not authorize shareholders to act by less than unanimous written consent.

Dividends and Repurchases of Shares

      Under New York law, dividends may be declared or paid and other distributions may be made out of surplus only, so that the net assets of the corporation remaining after a dividend or distribution must at least equal the amount of the corporation’s stated capital. A corporation may declare and pay dividends or make other distributions except when the corporation is currently insolvent or would thereby be made insolvent or when the declaration, payment or distribution would be contrary to any restrictions contained in its certificate of incorporation.

Approval of Certain Business Combinations and Reorganizations

      A majority of the votes of all outstanding shares entitled to vote thereon are required to approve mergers, consolidations, share exchanges or sales, leases or other dispositions of all or substantially all the assets of Avnet if not made in the usual or regular course of business.

Business Combination Following a Change in Control

      New York law prohibits any business combination (defined to include a variety of transactions, including mergers, consolidations, sales or dispositions of assets, issuances of stock, liquidations, reclassifications and the receipt of certain benefits from the corporation, including loans or guarantees) with, involving or proposed by any interested shareholder (defined generally as any person that beneficially owns, directly or indirectly, 20% or more of the outstanding voting stock of a New York corporation or any person that is an affiliate or associate of a New York corporation and at any time within the past five years was a beneficial owner of 20% or more of the outstanding voting stock) for a period of five years after the date on which the interested shareholder first became an interested shareholder, unless the transaction is approved by the board of directors prior to the date on which the interested shareholder became an interested shareholder. After this five-year period, a business combination between a New York corporation and the interested shareholder is prohibited unless either certain “fair price” provisions are complied with or the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder. Under New York law, corporations may elect not to be governed by the statute described above, but Avnet’s certificate of incorporation does not contain such an election.

Dissenters’ Appraisal Rights

      Under New York law, any shareholder of a corporation has the right to obtain payment for the fair value of the shareholder’s shares in the event of

•	certain amendments or changes to the certificate of incorporation adversely affecting the rights of the shareholder,

•	certain mergers or consolidation of the corporation if the shareholder is entitled to vote thereon,

•	a merger or consolidation where the shareholder is not entitled to vote or if the shareholder’s shares will be canceled or exchanged for cash or other consideration other than shares of the surviving or consolidated corporation or another corporation,

•	certain sales, leases, exchanges or other dispositions of all or substantially all of the assets of the corporation which require shareholder approval other than a transaction solely for cash, and

•	certain share exchanges.

However, no appraisal rights will be available in a merger to a shareholder of the surviving corporation whose rights are not adversely affected or whose shares were, at the record date to vote on the plan of merger, either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

Description of Warrants

       Avnet may issue warrants to purchase debt securities, or “debt warrants,” as well as warrants to purchase common stock, or “equity warrants.” We refer below to debt warrants and equity warrants collectively as “warrants.” Warrants may be issued independently or together with any securities and may be attached to or separate from those securities. We will issue warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent. When we issue warrants, we will describe the specific terms of the warrants in a prospectus supplement.

Debt Warrants

      A prospectus supplement will describe the terms of debt warrants offered thereby, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

•	the title of the debt warrants;

•	the aggregate number of debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each debt security;

•	any date on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of each debt warrant;

•	the date on which the right to exercise the debt warrants will commence, and the date on which those rights will expire;

•	the maximum or minimum number of debt warrants which may be exercised at any time;

•	information with respect to any book-entry procedures for the registration and transfer of debt warrants;

•	a discussion of any material federal income tax considerations applicable to holding, transferring or exercising debt warrants; and

•	any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

      Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations. Debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities purchasable upon the exercise and will not be entitled to payment of principal of, or any premium or interest on, the debt securities purchasable upon the exercise.

Equity Warrants

      A prospectus supplement will describe the terms of equity warrants offered thereby, the warrant agreement relating to the equity warrants and the equity warrant certificates representing the equity warrants, including the following:

•	the title of the equity warrants;

•	the price or prices at which the equity warrants will be issued;

•	if applicable, the number of equity warrants issued with shares of Avnet common stock;

•	any date on and after which the equity warrants and such common stock will be separately transferable;

•	the date on which the right to exercise the equity warrants will commence, and the date on which those rights will expire;

•	the maximum or minimum number of equity warrants which may be exercised at any time;

•	information with respect to any book-entry procedures for the registration and transfer of equity warrants;

•	a discussion of any material federal income tax considerations applicable to holding, transferring or exercising equity warrants; and

•	any other terms of the equity warrants, including terms, procedures and limitations relating to the exercise of the equity warrants.

      Unless we specify otherwise in a prospectus supplement, holders of equity warrants will not be entitled, by virtue of being such holders, to vote, consent, receive dividends, receive notice as stockholders with respect to any meeting of Avnet stockholders, or to exercise any rights whatsoever as Avnet stockholders.

      As described in a prospectus supplement, the exercise price payable and the number of shares of common stock purchasable upon the exercise of each equity warrant will be adjusted in certain events, including the issuance of a stock dividend to holders of common stock or a stock split, reverse stock split, combination, subdivision or reclassification of common stock. Instead of adjusting the number of shares of common stock purchasable upon exercise of each equity warrant, Avnet may elect to adjust the number of equity warrants. Unless otherwise provided in a prospectus supplement, no adjustments in the number of shares purchasable upon exercise of the equity warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. Avnet may, at its option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of equity warrants, but we will pay the cash value of any fractional shares otherwise issuable. Unless we specify otherwise in a prospectus supplement, in case of any consolidation, merger, or sale or conveyance of Avnet’s property as an entirety or substantially as an entirety, the holder of each outstanding equity warrant shall have the right to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of common stock into which the equity warrant was exercisable immediately prior to the particular triggering event.

Exercise of Warrants

      Each warrant will entitle the holder to purchase the principal amount or number of securities at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the warrants offered thereby. After the close of business on the expiration date, unexercised warrants will become void.

      We will describe the procedures for exercising warrants in a prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, Avnet will, as soon as practicable, forward the securities purchasable upon that exercise. If less than all of the warrants represented by a particular warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Description of Stock Purchase Contracts and Stock Purchase Units

       Avnet may issue stock purchase contracts, representing contracts obligating holders to purchase from Avnet, and Avnet to sell to the holders, a specified number of shares of Avnet’s common stock at a future date or dates. The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units, which are referred to as stock purchase units, consisting of a stock purchase contract and, as security for the holder’s obligations to purchase the common stock under stock purchase contracts, either

•	senior debt securities, subordinated debt securities or junior subordinated debt securities of Avnet, or

•	debt obligations of third parties, including U.S. Treasury securities.

      The stock purchase contracts may require Avnet to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner, and in certain circumstances Avnet may deliver newly issued prepaid stock purchase contracts, which are referred to as prepaid securities, upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract.

      The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities. The description in the prospectus supplement will only be a summary and will be qualified in its entirety by reference to the stock purchase contracts, the collateral arrangements and depositary arrangements, if applicable, relating to such stock purchase contracts or stock purchase units and, if applicable, the prepaid securities and the document pursuant to which such prepaid securities will be issued.

Description of Units

       Avnet may issue units consisting of two or more constituent securities. These units may be issuable as, and for a specified period of time may be transferable as, a single security only, rather than the separate constituent securities comprising such units. If Avnet issues units, it will describe the specific terms of the units in a prospectus supplement, including

•	the title of any series of units,

•	identification and description of the separate constituent securities comprising the units,

•	the price or prices at which the units will be issued,

•	any date on and after which the constituent securities comprising the units will become separately transferable,

•	information with respect to any book-entry procedures for the registration and transfer of the units or the constituent securities,

•	a discussion of any material federal income tax considerations applicable to holding, transferring or exercising units or any constituent security, and

•	any other terms of the units and their constituent securities.

Plan of Distribution

       Avnet may sell the securities offered in this prospectus to or through one or more underwriters or dealers, directly to institutional investors or other purchasers, through agents, or through a combination of such or other methods. Avnet may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      If Avnet uses underwriters in a sale, the underwriters will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. We may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters in a particular underwritten offering of securities will be named in the prospectus supplement for such offering and, if an underwriting syndicate is used, the name of the managing underwriter or underwriters will appear on the cover of such prospectus supplement.

      Avnet may sell the securities directly or through agents designated by Avnet from time to time. Any agent involved in the offer or sale of the securities will be named, and any commissions Avnet pays to such agent will be disclosed, in the prospectus supplement relating to that offer and sale. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

      In connection with the sale of securities, underwriters or agents may receive compensation from Avnet or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from Avnet and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from Avnet will be described, in the related prospectus supplement.

      If so indicated in a prospectus supplement, Avnet will authorize underwriters or other persons acting as the agents to solicit offers by certain institutions to purchase securities from Avnet at the public offering price set forth in the prospectus supplement pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but in all cases such institutions must be approved by Avnet. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

      Under agreements which Avnet may enter into, underwriters and agents who participate in the distribution of securities may be entitled to indemnification by Avnet against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by Avnet with respect to payments they may be required to make in respect thereof.

      The underwriters or agents and their affiliates may engage in transactions with and perform services for Avnet or its affiliates in the ordinary course of their respective businesses.

      If underwriters or dealers are used in a sale of securities, until the distribution of the securities is completed, rules of the Securities and Exchange Commission may limit the ability of any such underwriters and certain selling group members, if any, to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters may engage in certain transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.

      If the underwriters create a short position in the securities in connection with the offerings, that is, if they sell more securities than are set forth on the cover page of the prospectus supplement, the representatives of the underwriters may reduce that short position by purchasing securities in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of any overallotment option described in the prospectus supplement.

      The securities may or may not be listed on a national securities exchange or traded in the over-the-counter market. We cannot give you any assurances as to the liquidity of the trading market for any of the securities.

Legal Matters

       The validity of any offered securities will be passed upon for Avnet by David R. Birk, its Senior Vice President, Secretary and General Counsel. As of January 24, 2003, Mr. Birk beneficially owns 181,442 shares of Avnet’s Common Stock, which includes 171,000 shares issuable upon exercise of employee stock options. Certain legal matters with respect to offered securities will be passed upon for the underwriters, dealers or agents, if any, by their counsel.

Experts

       The consolidated financial statements of Avnet and subsidiaries as of June 28, 2002, and for the year then ended have been included in this prospectus in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere in this prospectus and upon the authority of said firm as experts in accounting and auditing. The audit report covering the June 28, 2002 financial statements refers to a change in the method of accounting for goodwill and other intangible assets.

      On April 17, 2002, Avnet dismissed Arthur Andersen LLP (“Arthur Andersen”) as its independent auditors. After reasonable efforts, Avnet was unable to obtain Arthur Andersen’s written consent to the inclusion of Arthur Andersen’s audit report with respect to Avnet’s financial statements as of June 29, 2001 and for the years ended June 29, 2001 and June 30, 2000 in Avnet’s Annual Report on Form 10-K for the fiscal year ended June 28, 2002.

      Under these circumstances, Avnet has dispensed with the requirement under Section 7 of the Securities Act of 1933, as amended, to file Arthur Andersen’s consent as an exhibit to Avnet’s Annual Report on Form 10-K for the year ended June 28, 2002, in reliance on Rule 437a under the Securities Act. Because Avnet was unable to obtain the consent of Arthur Andersen to the inclusion of their audit report, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act in the event that the above-mentioned financial statements contain any untrue statements of a material fact or omit to state a material fact required to be stated therein, in each case by virtue of their inclusion in this prospectus. Accordingly, you would be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act.

      The consolidated financial statements of Kent Electronics Corporation and subsidiaries as of March 31, 2001, and for the two years in the period ended March 31, 2001, have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report with respect thereto appearing in this prospectus and in Avnet’s Annual Report on Form 10-K for the fiscal year ended June 28, 2002, which report is included herein in reliance upon the authority of that firm as experts in giving such report.

Where You Can Find More Information

       This prospectus is a part of a registration statement on Form S-3, Registration No. 333-39530, which Avnet filed with the Securities and Exchange Commission under the Securities Act of 1933. We refer you to this registration statement for further information concerning Avnet and any offering of securities.

      Avnet files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (Commission File Number 1-4224). These filings contain important information which does not appear in this prospectus. For further information about Avnet, you may obtain these filings over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy these filings at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Avnet’s filings from the public reference room by calling (202) 942-8090.

      The SEC allows Avnet to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which Avnet has filed or will file with the SEC. We are incorporating by reference in this prospectus

•	Avnet’s Annual Report on Form 10-K for the fiscal year ended June 28, 2002,

•	Avnet’s Quarterly Reports on Form 10-Q for the quarterly periods ended September 27, 2002 and December 27, 2002,

•	Avnet’s Current Reports on Form 8-K bearing cover dates of July 15, 2002, July 30, 2002, August 7, 2002, September 26, 2002, October 10, 2002, October 16, 2002, October 24, 2002, October 31, 2002, December 5, 2002, December 9, 2002, December 17, 2002, January 9, 2003 and January 23, 2003,

•	The description of Avnet’s common stock which appears in Avnet’s Registration Statement for the registration of the common stock under Section 12(b) of the Securities Exchange Act of 1934, including any amendment or report filed to update this description.

      All documents which Avnet has filed or will file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the reports listed above and before the termination of this offering of Avnet’s securities will be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

      We shall provide you without charge, upon your written or oral request, a copy of the indenture, any warrant agreement or other agreement relating to Avnet’s securities offered in this prospectus, and any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Corporate Secretary, Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034 (Telephone 480-643-2000).